FraserPapers

FILE No. 82-34837

March 23, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

05007208

SUPPL

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

- Indenture dated March 17, 2005 as to a Senior Notes Issue
- Material Change Report dated March 22, 2005 as to the Senior Notes Issue outlined in the Indenture

If the Commission has any questions with respect to this letter or its enclosure, please contact Marina Mueller at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: 
Ben Vaughan
Senior Vice President, Finance and Corporate Development

PROCESSED
APR 25 2005
THOMSON
FINANCIAL



Enclosure

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

FORM 51-102F3

MATERIAL CHANGE REPORT



1. **Name and Address of Company**

   Fraser Papers Inc.
   Suite 200
   BCE Place, 181 Bay Street
   Toronto, ON
   M5J 2T3

2. **Date of Material Change**

   March 17, 2005

3. **News Release**

   On March 17, 2005, Fraser Papers Inc. issued a news release through CCN Matthews, which is attached as Schedule "A".

4. **Summary of Material Change**

   Fraser Papers Inc. announced that it has issued in a private placement US$150 million of 8.75% senior unsecured notes maturing March 15, 2015.

5. **Full Description of Material Change**

   Fraser Papers Inc. announced that it has issued in a private placement US$150 million of 8.75% senior unsecured notes maturing March 15, 2015.

   Fraser Papers intends to use a portion of the net proceeds of the issue to repay amounts outstanding to an affiliate of Brascan Corporation under a revolving term loan and to purchase certain assets used in Fraser Papers' facilities and in its recently sold Park Falls operations which have operating lease obligations that are guaranteed by Norbord Inc. The remainder of the net proceeds will be used for general corporate purposes.

   More detailed information is contained in the indenture pursuant to which the notes will be issued. A copy of the indenture may be obtained through www.sedar.com

   A copy of the news release announcing this material change is attached as Schedule "A".

6. **Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102**

   not applicable

7. **Omitted Information**

   not applicable

8. Executive Officer

Glen McMillan
Senior Vice President and Chief Administrative Officer
(416) 359-8605

9. Date of Report

March 22, 2005

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE **Fraser**Papers

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Fraser Papers Inc. Announces $150 Million Senior Notes Issue

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (March 17, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that it has issued in a private placement US$150 million of 8.75% senior unsecured notes maturing March 15, 2015.

Fraser Papers intends to use a portion of the net proceeds of the issue to repay amounts outstanding to an affiliate of Brascan Corporation under a revolving term loan and to purchase certain assets used in Fraser Papers' facilities and in its recently sold Park Falls operations which have operating lease obligations that are currently guaranteed by Norbord Inc. The remainder of the net proceeds will be used for general corporate purposes.

This news release does not constitute an offer of the notes for sale in any jurisdiction. The notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under that Act or an applicable exemption from registration requirements of that Act.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS.

-30-

Contact:

Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Fraser Papers Inc.,

AS ISSUER

FPS Canada Inc.,
Fraser Papers Holdings Inc.,
Fraser Timber Limited,
Fraser Papers Limited,
Katahdin Services Company LLC, and
Fraser N.H. LLC,

AS GUARANTORS

The Bank of New York,

AS U.S. TRUSTEE

AND

BNY Trust Company of Canada,

AS CANADIAN TRUSTEE

Indenture

Dated as of March 17, 2005

8.75% Senior Notes due March 15, 2015

TABLE OF CONTENTS

Page

ARTICLE One
DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01 Definitions 1
SECTION 1.02 Other Definitions 28
SECTION 1.03 Incorporation by Reference of Trust Indenture Act 29
SECTION 1.04 Rules of Construction 30

ARTICLE Two
THE NOTES

SECTION 2.01 Forms Generally 31
SECTION 2.02 Execution and Authentication 33
SECTION 2.03 Registrar, Transfer Agent and Paying Agent 33
SECTION 2.04 Paying Agent to Hold Money in Trust 34
SECTION 2.05 Holder Lists 35
SECTION 2.06 Transfer and Exchange 35
SECTION 2.07 Replacement Notes 38
SECTION 2.08 Outstanding Notes 39
SECTION 2.09 Notes Held by Issuer 39
SECTION 2.10 Certificated Notes 39
SECTION 2.11 Temporary Notes 40
SECTION 2.12 Cancellation 41
SECTION 2.13 Defaulted Interest 41
SECTION 2.14 Deposit of Moneys 42
SECTION 2.15 Computation of Interest 42
SECTION 2.16 CUSIP and ISIN Numbers 42
SECTION 2.17 Issuance of Additional Notes 42

ARTICLE Three
REDEMPTION; OFFERS TO PURCHASE

SECTION 3.01 Optional Redemption 43
SECTION 3.02 Redemption for Changes in Canadian Withholding Taxes 43
SECTION 3.03 Applicability of Article 44
SECTION 3.04 Election to Redeem; Notices to Trustee 44
SECTION 3.05 Selection of Notes to be Redeemed 45
SECTION 3.06 Notice of Redemption 45
SECTION 3.07 Effect of Notice of Redemption 46
SECTION 3.08 Deposit of Redemption Price 46
SECTION 3.09 Payment of Notes Called for Redemption 46
SECTION 3.10 Notes Redeemed in Part 46

ARTICLE Four
COVENANTS

SECTION 4.01 Payment of Notes 47

SECTION 4.02 Corporate Existence ... 47
SECTION 4.03 Business Activities ... 47
SECTION 4.04 Maintenance of Properties ... 47
SECTION 4.05 Insurance ... 48
SECTION 4.06 Statement as to Compliance ... 48
SECTION 4.07 Limitation on Indebtedness ... 48
SECTION 4.08 Limitation on Liens ... 54
SECTION 4.09 Limitation on Restricted Payments ... 54
SECTION 4.10 Limitation on Asset Sales ... 57
SECTION 4.11 Limitation on Transactions with Affiliates ... 62
SECTION 4.12 Change of Control ... 65
SECTION 4.13 Limitation on Sale and Leaseback Transactions ... 67
SECTION 4.14 Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries ... 67
SECTION 4.15 Guarantees by Restricted Subsidiaries ... 68
SECTION 4.16 Limitation on Restrictions on Distributions from Restricted Subsidiaries .. 68
SECTION 4.17 Designation of Unrestricted and Restricted Subsidiaries ... 71
SECTION 4.18 Additional Amounts for Canadian Withholding Taxes ... 72
SECTION 4.19 Payment of Taxes and Other Claims ... 74
SECTION 4.20 Reports to Holders ... 74
SECTION 4.21 Waiver of Stay, Extension or Usury Laws ... 76
SECTION 4.22 Further Instruments and Acts ... 76

ARTICLE Five
MERGER, CONSOLIDATION OR SALE OF ASSETS

SECTION 5.01 Merger, Consolidation or Sale of Assets ... 76
SECTION 5.02 Successor Substituted ... 78

ARTICLE Six
DEFAULTS AND REMEDIES

SECTION 6.01 Events of Default ... 78
SECTION 6.02 Acceleration ... 80
SECTION 6.03 Other Remedies ... 81
SECTION 6.04 Waiver of Past Defaults ... 82
SECTION 6.05 Control by Majority ... 82
SECTION 6.06 Limitation on Suits ... 82
SECTION 6.07 Unconditional Right of Holders to Receive Payment ... 82
SECTION 6.08 Collection Suit by Trustee ... 83
SECTION 6.09 Trustee May File Proofs of Claim ... 83
SECTION 6.10 Application of Money Collected ... 84
SECTION 6.11 Undertaking for Costs ... 84
SECTION 6.12 Restoration of Rights and Remedies ... 84
SECTION 6.13 Rights and Remedies Cumulative ... 84
SECTION 6.14 Delay or Omission Not Waiver ... 85
SECTION 6.15 Record Date ... 85

ARTICLE Seven
TRUSTEE

SECTION 7.01 Duties of Trustee 85
SECTION 7.02 Certain Rights of Trustee 86
SECTION 7.03 Individual Rights of Trustee 87
SECTION 7.04 Trustee's Disclaimer 87
SECTION 7.05 Notice of Defaults 88
SECTION 7.06 Reports by Trustee to Holders 88
SECTION 7.07 Compensation and Indemnity 88
SECTION 7.08 Replacement of Trustee 89
SECTION 7.09 Successor Trustee by Merger 90
SECTION 7.10 Eligibility: Disqualification 91
SECTION 7.11 Preferential Collection of Claims Against Issuer 91
SECTION 7.12 Joint Trustees 91
SECTION 7.13 Appointment of Co-Trustee 91

ARTICLE Eight
DEFEASANCE; SATISFACTION AND DISCHARGE

SECTION 8.01 Issuer's Option to Effect Defeasance or Covenant Defeasance 93
SECTION 8.02 Defeasance and Discharge 93
SECTION 8.03 Covenant Defeasance 93
SECTION 8.04 Conditions to Defeasance 94
SECTION 8.05 Satisfaction and Discharge of Indenture 95
SECTION 8.06 Survival of Certain Obligations 96
SECTION 8.07 Acknowledgment of Discharge by Trustee 96
SECTION 8.08 Application of Trust Money 96
SECTION 8.09 Repayment to Issuer 97
SECTION 8.10 Indemnity for Government Securities 97
SECTION 8.11 Reinstatement 97

ARTICLE Nine
AMENDMENTS and waivers

SECTION 9.01 Without Consent of Holders 98
SECTION 9.02 With Consent of Holders 98
SECTION 9.03 Compliance with Trust Indenture Legislation 100
SECTION 9.04 Effect of Supplemental Indentures; Revocation and Effect of Consents ... 100
SECTION 9.05 Notation on or Exchange of Notes 101
SECTION 9.06 Payment for Consent 101
SECTION 9.07 Notice of Amendment or Waiver 101
SECTION 9.08 Trustee to Sign Supplemental Indentures 101

ARTICLE Ten
NOTE GUARANTEE

SECTION 10.01 Note Guarantee 101
SECTION 10.02 Guarantors May Consolidate, etc. on Certain Terms 103
SECTION 10.03 Release of Guarantors 104

SECTION 10.04 Additional Guarantors 105
SECTION 10.05 Limitation of Note Guarantee 105
SECTION 10.06 Notation Not Required 105
SECTION 10.07 Successors and Assigns 105
SECTION 10.08 No Waiver 105
SECTION 10.09 Modification 105

ARTICLE Eleven
HOLDERS' MEETINGS

SECTION 11.01 Purposes of Meetings 105
SECTION 11.02 Place of Meetings 106
SECTION 11.03 Call and Notice of Meetings 106
SECTION 11.04 Voting at Meetings 106
SECTION 11.05 Voting Rights, Conduct and Adjournment 106
SECTION 11.06 Revocation of Consent by Holders at Meetings 107

ARTICLE Twelve
MISCELLANEOUS

SECTION 12.01 Trust Indenture Act Controls 108
SECTION 12.02 Notices 108
SECTION 12.03 Communication by Holders with Other Holders 109
SECTION 12.04 Certificate and Opinion as to Conditions Precedent 109
SECTION 12.05 Statements Required in Certificate or Opinion 110
SECTION 12.06 Rules by Trustee, Paying Agent and Registrar 110
SECTION 12.07 Legal Holidays 110
SECTION 12.08 Governing Law 110
SECTION 12.09 Submission to Jurisdiction; Agent for Service; Waiver of Immunities 110
SECTION 12.10 Judgment Currency 111
SECTION 12.11 No Recourse Against Others 111
SECTION 12.12 Successors 112
SECTION 12.13 Multiple Originals 112
SECTION 12.14 Table of Contents, Cross-Reference Sheet and Headings 112
SECTION 12.15 Severability 112

Exhibits

Exhibit A	-	Form of Note
Exhibit B	-	Form of Private Placement Legends
Exhibit C	-	Form of Transfer Certificates for Transfer from 144A Global Note to Regulation S Global Note
Exhibit D	-	Form of Transfer Certificates for Transfer from Regulation S Global Note to 144A Global Note
Exhibit E	-	Form of Supplemental Indenture to be delivered by Subsequent Guarantors

INDENTURE dated as of March 17, 2005 among Fraser Papers Inc., a corporation organized under the laws of Canada (the "Issuer"), and FPS Canada Inc., Fraser Papers Holdings Inc., Fraser Timber Limited, Fraser Papers Limited, Katahdin Services Company LLC, Fraser N.H. LLC (each a "Guarantor," and collectively the "Guarantors") and The Bank of New York (the "U.S. Trustee") and BNY Trust Company of Canada (the "Canadian Trustee" and, together with the U.S. Trustee, the "Trustee").

RECITALS OF THE ISSUER AND THE GUARANTORS

The Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance of its (i) 8.75% Senior Notes due March 15, 2015 issued on the date hereof (the "Original Notes") and (ii) any additional Notes ("Additional Notes") that may be issued after the Issue Date (as defined herein). The Original Notes and any Additional Notes are referred to herein collectively as the ("Notes"). Each Guarantor has duly authorized the execution and delivery of this Indenture to provide the issuance of its Note Guarantee. Each of the Issuer and the Guarantors has received good and valuable consideration for the execution and delivery of this Indenture and the Note Guarantees, as the case may be. Each Guarantor will derive substantial direct and indirect benefits from the issuance of the Notes. All necessary acts and things have been done to make (i) the Notes, when duly issued and executed by the Issuer and authenticated and delivered hereunder, the legal, valid and binding obligations of the Issuer (ii) the Note Guarantees, when executed by each Guarantor and delivered hereunder, the legal, valid and binding obligations of each Guarantor and (iii) this Indenture a legal, valid and binding agreement of each of the Issuer and the Guarantors in accordance with the terms of this Indenture.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE ONE

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01 Definitions.

"*Affiliate*" of any specified Person means (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (2) any executive officer or director of such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; *provided* that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

"Applicable Procedures" means, with respect to any transfer or transaction involving a Global Note or beneficial interests therein, the rules and procedures of the Depositary for such Note, Euroclear and Clearstream, in each case to the extent applicable to such transaction and as in effect from time to time.

"*Asset Sale*" means:

(1) the sale, lease, conveyance or other disposition of any assets, other than a transaction governed by Section 4.12 and/or Section 5.01; and

(2) the issuance of Equity Interests by any of the Issuer's Restricted Subsidiaries or the sale by the Issuer or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors' qualifying shares and shares issued to foreign nationals to the extent required by applicable law).

Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets or Equity Interests having a Fair Market Value of less than $5.0 million;

(2) a sale or other transfer of assets to the Issuer or from the Issuer or a Restricted Subsidiary to a Restricted Subsidiary of the Issuer that is a Guarantor;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Issuer to the Issuer or to another Restricted Subsidiary;

(4) the sale, lease, conveyance or other disposition of equipment, inventory, accounts receivable (including discounts of receivables and factoring arrangements), intellectual property or other assets in the ordinary course of business;

(5) the sale or other disposition of Cash Equivalents;

(6) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(7) a Restricted Payment that is permitted by Section 4.09 and any Permitted Investment;

(8) any sale or disposition of any property or equipment that has become damaged, worn out or obsolete or is no longer necessary in the conduct of the business of the Issuer and its Restricted Subsidiaries;

(9) the creation of a Lien not prohibited by this Indenture;

(10) any sale of assets received by the Issuer or any of its Restricted Subsidiaries upon the foreclosure of a Lien;

(11) any disposition of Capital Stock or assets of, or any other Investment in, any Unrestricted Subsidiary;

(12) the sale, lease, transfer or other conveyance of Receivables and Related Assets of the type specified in the definition of Receivables Transaction to a Receivables Subsidiary or to any other Person in connection with a Qualified Receivables Transaction or the creation of a Lien on any such Receivables or Related Assets in connection with a Qualified Receivables Transaction;

(13) any sale or other disposition of Equity Interests in (i) Premium Paper Holdco, LLC or (ii) any Person to which the Thurso Operations were contributed pursuant to clause (11) of the "Permitted Investments" definition (to the extent the Equity Interest owned by the Issuer or any Restricted Subsidiary therein is a minority interest); *provided* that such sale or other disposition is pursuant to, as applicable, the "drag along" or "tag along" rights under the Members Agreement or any similar rights contained in an agreement governing the Person into which the Thurso Operations were contributed or any investments in such Person; provided that the Net Proceeds of any such transaction are applied in accordance with Section 4.10; and

(14) the sale or transfer of any Deferred Payment Obligation to an Installment Note Subsidiary or the creation of a Lien on any such Deferred Payment Obligation as permitted by clause (19) of the definition of "Permitted Liens."

"*Attributable Debt*" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

"*Available Cash*" means, for any period, with respect to the Issuer and its Restricted Subsidiaries:

(1) the Consolidated Cash Flow for such period, *minus*

(2) the sum, without duplication, of (a) cash payments in respect of the amounts referred to in clause (1) of the definition of Consolidated Cash Flow, (b) Capital Expenditures, (c) cash interest expense and fees on sale of accounts receivable, (d) Net Changes in Working Capital, and (e) extraordinary or non-recurring cash charges, in each case, for or in such period, *plus*

(3) the sum, without duplication, of (a) cash tax refunds in respect of income taxes (to the extent not already included in computing such Consolidated Cash Flow), and (b) extraordinary or nonrecurring cash gains, in each case, for or in such period, *minus*

(4) the sum of (a) the Restricted Payment to be made pursuant to clause (11) of paragraph (b) of Section 4.09 *plus* (b) all other Restricted Payments previously made pursuant to such clause (11) since the beginning of the calendar year in which the Restricted Payment referred to in clause (a) of this paragraph (4) is to be made.

For purposes of calculating "Available Cash", cash interest expense in respect of Indebtedness Incurred under clause (19) of Section 4.07(b) shall only be included to the extent it is in excess of the amount of corresponding cash interest income received by the Issuer or any Restricted Subsidiary from the corresponding Deferred Payment Obligation or the letter of credit, cash or Government Securities securing such Deferred Payment Obligation (provided that such interest income is not already included in computing Consolidated Cash Flow).

"*Bankruptcy Law*" means any law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law, including, without limitation, the bankruptcy laws of the Issuer's jurisdiction and title 11, United States Bankruptcy Code of 1978, as amended.

"*Beneficial Owner*" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition (exclusive of any rights of first refusal, rights of first offer, rights under proxies or similar rights that have not been exercised). The terms "Beneficially Owns" and "Beneficially Owned" shall have a corresponding meaning.

"*Board of Directors*" means:

(1) with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of "Change of Control" and "Continuing Directors," a duly authorized committee thereof;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership or, except in the context of the definitions of "Change of Control" and "Continuing Directors," a duly authorized committee thereof; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

"*Board Resolution*" means a resolution certified by the Secretary or an Assistant Secretary of the Issuer to have been duly adopted by the Board of Directors of the Issuer and to be in full force and effect on the date of such certification.

"*Borrowing Base*" means, as of any date, an amount equal to:

(1) 85% of the face amount of all accounts receivable owned by the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available that were not more than 90

days past due (including any Receivables pledged, contributed, sold or otherwise transferred or encumbered in connection with a Qualified Receivables Transaction pursuant to which Indebtedness is Incurred (or was Incurred and remains outstanding) by a Receivables Subsidiary as permitted by clause (15) of Section 4.07(b)); *plus*

(2) 50% of the book value of all inventory owned by the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available,

all calculated on a consolidated basis and in accordance with GAAP.

"*Business Day*" means any day other than a Legal Holiday.

"*Canadian Trustee*" means the Person named as the "Canadian Trustee" in this Indenture, until a successor shall have becomes such pursuant to the applicable provisions of this Indenture and thereafter "Canadian Trustee" shall mean such and any subsequent successor.

"*Capital Expenditures*" means, for any period, without duplication, the sum of:

(1) the aggregate amount of all expenditures of the Issuer and its Restricted Subsidiaries for property, plant and equipment that are recorded as fixed or capital assets made during such period which, in accordance with GAAP, would be classified as capital expenditures, and

(2) the aggregate amount of all cash payments made by the Issuer and its Restricted Subsidiaries during such period in respect of any Capital Lease Obligation allocable to the principal component thereof;

provided that the term "Capital Expenditures" shall not include (a) expenditures made in connection with the replacement, substitution or restoration of assets (i) to the extent financed from insurance proceeds paid on account of the loss of or damage to the assets being replaced or restored or (ii) with awards of compensation arising from the taking by eminent domain or condemnation of the assets being replaced; (b) the purchase price of equipment that is purchased simultaneously with the trade-in of existing equipment to the extent that the gross amount of such purchase price is reduced by the credit granted by the seller of such equipment for the equipment being traded in at such time; (c) a Capital Lease Obligation paid in respect of equipment that is leased in substitution for, or as replacement in connection with the trade-in of, existing similar equipment; and (d) the purchase of plant, property or equipment made within one year of the sale of any asset in replacement of such asset to the extent purchased with the proceeds of such sale, and a Capital Lease Obligation paid in respect of such replaced asset.

"*Capital Lease Obligation*" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"*Capital Stock*" means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"*Cash Equivalents*" means:

(1) United States or Canadian dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or the Canadian government or any agency or instrumentality thereof (*provided* that the full faith and credit of the United States or Canada, as the case may be, is pledged in support thereof), maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(3) deposit accounts, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any U.S. or Canadian commercial bank having capital and surplus in excess of $500.0 million and a rating at the time of acquisition thereof of P-1 or better from Moody's Investors Service, Inc. or A-1 or better from Standard & Poor's Rating Services;

(4) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within one year after the date of acquisition;

(6) securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America or any province or territory of Canada, or by any political subdivision or taxing authority thereof, rated at least "A" by Moody's Investors Service, Inc. or Standard & Poor's Rating Services and having maturities of not more than one year from the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

"*Change of Control*" means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Principals;

(2) the adoption of a plan relating to the liquidation or dissolution of the Issuer;

(3) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Principals, becomes the Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Issuer;

(4) the first day on which a majority of the members of the Board of Directors of the Issuer are not Continuing Directors; or

(5) the Issuer consolidates or amalgamates with, or merges with or into, any Person, or any Person consolidates or amalgamates with, or merges with or into, the Issuer, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Issuer is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of the Issuer outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Principals, becomes, directly or indirectly, the Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person.

"*Clearstream*" means Clearstream Banking, société anonyme.

"*Commission*" means the U.S. Securities and Exchange Commission.

"*Common Stock*" means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.

"*Consolidated Cash Flow*" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period *plus*:

(1) provision for taxes based on income or profits (and any franchise, single business, uniform or withholding taxes imposed in lieu of income taxes) of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; *plus*

(2) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; *plus*

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; *plus*

(4) any reasonable expenses or charges (excluding in respect of fees or other expenses paid or payable to any Permitted Holder) related to any Equity Offering by the Issuer, to the extent such expenses or charges are customary for transactions of such type and were deducted in computing such Consolidated Net Income; *plus*

(5) for any period that includes Consolidated Net Income from the twelve-month period ended December 31, 2004, the cash restructuring charges for such period appearing on the face of the statement of operations of the Issuer for such period and in accordance with GAAP, to the extent that such charges were deducted in computing Consolidated Net Income; *minus*

(6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Issuer shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Issuer (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Issuer by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

"*Consolidated Leverage Ratio*" means, with respect to any specified Person for any period, the ratio of (a) Total Consolidated Net Debt of such Person as of the date of determination to (b) the aggregate amount of Consolidated Cash Flow of such Person for the Measurement Period; *provided, however,* that the calculation of the Consolidated Leverage Ratio shall give effect, to the extent applicable, to the adjustments described in the second sentence of the first paragraph, and clause (1) and (2) of the second paragraph, of the definition of "Fixed Charge Coverage Ratio" in this Section 1.01.

"*Consolidated Net Income*" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; *provided* that:

(1) the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders;

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(4) the cumulative effect of a change in accounting principles shall be excluded;

(5) non-cash impairment charges with respect to deferred financing fees or capital assets of the Thurso Operations shall be excluded; and

(6) non-cash charges relating to employee benefit or other management compensation plans of the Issuer or any of its Restricted Subsidiaries or any non-cash compensation charge arising from any grant, issuance of stock, stock options or other equity-based awards of the Issuer or any of its Restricted Subsidiaries (excluding in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period), in each case, to the extent that such non-cash charges are deducted in computing such Consolidated Net Income, shall be excluded.

"*Continuing Directors*" means, as of any date of determination, any member of the Board of Directors of the Issuer who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

"*Corporate Trust Office*" means the office of the U.S. Trustee or the Canadian Trustee, as applicable, at which at any particular time its corporate trust business shall be principally administered, or such other address as such Trustee may designate from time to time by notice to the Holders and the Issuer, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Issuer). At the date of execution of this Indenture, the Corporate Trust Office of the U.S. Trustee is located at 101 Barclay Street, Floor 21W, New York, NY 10286 Attention: Corporate Trust Administration, and the Corporate Trust Office of the Canadian Trustee is located at 4 King Street West, Suite 1101, Toronto, Ontario M5H 1B6, Attention: Senior Trust Officer.

"*Credit Agreement*" means that certain Financing Agreement, dated as of June 30, 2004 by and between the Issuer, CIT Business Credit Canada Inc., as Lender, providing for up to $50.0 million of revolving credit borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time, regardless of whether such amendment, restatement, modification, renewal, refunding, replacement or refinancing is with the same or different financial institutions (including agents or lenders) or otherwise and whether or not increasing the amount available for borrowing thereunder or extending the maturity of any Indebtedness thereunder or deleting, adding, or substituting one or more parties thereto.

"*Credit Facilities*" means one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or indentures, in each case with banks or other lenders or a trustee, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit (or Guarantees thereof) or issuances of notes, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, regardless of whether such amendment, restatement, modification, renewal, refunding, replacement or refinancing is with the same or different financial institutions (including agents or lenders) or otherwise and whether or not increasing the amount thereunder or extending the maturity of any Indebtedness thereunder or deleting, adding or substituting one or more parties thereto.

"*Custodian*" means any receiver, trustee, assignee, liquidator, custodian, administrator or similar official under any Bankruptcy Law.

"*Default*" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"*Deferred Payment Obligation*" means an installment note or similar debt instrument or obligation received by the Issuer or a Restricted Subsidiary in connection with a sale or other disposition of the Maine Timberlands, which in turn is secured or supported by (a) a letter of credit on which neither the Issuer nor any of its Restricted Subsidiaries is obligated or responsible, (b) cash, (c) Government Securities or (d) a combination of the foregoing clauses (a), (b) and (c), *provided* that none of the cash or Government Securities referenced in clauses (b) and (c) above are owned directly or indirectly by the Issuer or any Restricted Subsidiary of the Issuer.

"*Depositary*" means DTC until a successor Depositary, if any, shall have become such pursuant to this Indenture, and thereafter Depositary shall mean or include each Person who is then a Depositary hereunder.

"*Disqualified Stock*" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock

solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.09. The term "Disqualified Stock" shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature.

"*Domestic Subsidiary*" means any Restricted Subsidiary of the Issuer that is incorporated or organized under the laws of Canada or any province or territory thereof or under the laws of the United States, any state thereof or the District of Columbia.

"*DTC*" means The Depository Trust Company.

"*Equity Interests*" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"*Equity Offering*" means any public or private placement of Capital Stock (other than Disqualified Stock) of the Issuer (other than pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Issuer) to any Person other than any Subsidiary thereof or the Principals.

"*Euroclear*" means Euroclear S.A./N.V., as operator of the Euroclear System.

"*Event of Default*" has the meaning set forth under Section 6.01.

"*Exchange Act*" means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

"*Existing Indebtedness*" means the aggregate amount of Indebtedness of the Issuer and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement or under the Notes and the related Note Guarantees) in existence on the Issue Date after giving effect to the application of the proceeds of (1) the Notes and (2) any borrowings made under the Credit Agreement on the Issue Date, until such amounts are repaid.

"*Fair Market Value*" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined, except as otherwise specified, (i) if the Fair Market Value is equal to or less than $5.0 million, by the principal financial officer of the Issuer acting reasonably and in good faith (and, if the Fair Market Value exceeds $1.0 million, such determination shall be evidenced by an Officers' Certificate) and (ii) if the Fair Market Value exceeds $5.0 million, by the Board of Directors of the Issuer acting reasonably and in good faith and shall be evidenced by a Board Resolution attached to an Officers' Certificate.

"*Financial Commitments Agreement*" means the Financial Commitments Agreement dated June 27, 2004, between the Issuer and Norbord Inc. as further described in the Offering Circular

under the caption entitled "Description of Material Indebtedness and Other Liabilities — Financial Commitments Agreement."

"*Fixed Charges*" means, with respect to any specified Person for any period, the sum, without duplication, of:

(3) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; *plus*

(4) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; *plus*

(5) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; *plus*

(6) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of such Person or to such Person or a Restricted Subsidiary of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal,

in each case, on a consolidated basis and in accordance with GAAP.

Notwithstanding the foregoing, Fixed Charges shall not include debt extinguishment costs and premiums paid in connection with the call or redemption of debt. In addition, for purposes of calculating "Fixed Charges", interest expense in respect of Indebtedness Incurred under clause (19) of Section 4.07(b) shall only be included to the extent it is in excess of corresponding interest income received by the Issuer or any Restricted Subsidiary from the corresponding Deferred Payment Obligation or the letter of credit, cash or Government Securities securing such Deferred Payment Obligation.

"*Fixed Charge Coverage Ratio*" means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio

shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions and dispositions of business entities or property and assets of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, for which *pro forma* financial information can be derived, that take place during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given *pro forma* effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a *pro forma* basis, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges shall not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4) consolidated interest expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a *pro forma* basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

"*GAAP*" means generally accepted accounting principles in Canada which are in effect on the Issue Date.

"*Global Note Legend*" means the legend set forth on the first page of Exhibit A, which is required to be placed on all Global Notes issued under this Indenture.

"*Global Notes*" means, individually and collectively, each of the Restricted Global Notes and Regulation S Global Notes, substantially in the form of Exhibit A hereto, issued in accordance with Section 2.01 and Section 2.06.

"*Government Securities*" means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America.

"*Guarantee*" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

"*Guarantors*" means:

(1) all of the Issuer's Restricted Subsidiaries on the Issue Date except Former Landfill LLC; and

(2) any other Subsidiary that executes a Note Guarantee in accordance with the provisions of this Indenture;

and their respective successors and assigns until released from their obligations under their Note Guarantees and this Indenture in accordance with the terms of this Indenture.

"*Hedging Obligations*" means, with respect to any specified Person, the obligations of such Person under:

(1) any interest rate protection agreements, including interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

(3) foreign exchange contracts, currency swap agreements, currency option agreements and other agreements or arrangements with respect to foreign currency exchange rates.

"*Holder*" means a Person in whose name a Note is registered.

"*Incur*" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); *provided* that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Issuer shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Issuer and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock (to the extent provided for when the Indebtedness or Disqualified Stock or Preferred Stock on which such interest or dividend is paid was originally issued) shall be considered an Incurrence of Indebtedness; *provided* that in each case the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of the Issuer or its Restricted Subsidiary as accrued.

"*Indebtedness*" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit or reimbursement agreements in respect thereof;

(3) in respect of banker's acceptances;

(4) in respect of Capital Lease Obligations or Attributable Debt;

(5) in respect of the balance deferred and unpaid of the purchase price of any property or services (excluding inventory or any acquisition of rights or assets, the consideration of which consists of a license, royalty or other similar type of payment or fee), except any such balance that constitutes an accrued expense or trade payable;

(6) representing Hedging Obligations and Receivables Transactions;

(7) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends; or

(8) in the case of a Subsidiary of such Person, representing Preferred Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.

In addition, the term "Indebtedness" includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person); *provided* that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock, as applicable, as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture.

The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

"*Indenture*" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

"*Initial Purchasers*" means Credit Suisse First Boston LLC, Trilon International Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

"*Installment Note Subsidiary*" means a Wholly Owned Restricted Subsidiary of the Issuer which (1) engages in no activities other than the financing of any Deferred Payment Obligation transferred to it by the Issuer or any of its Restricted Subsidiaries (or another Person formed for such purpose and to which the Issuer or any of its Restricted Subsidiaries transfers such Deferred Payment Obligation), (2) holds no assets other than the Deferred Payment Obligation and other assets necessary for the financing of such Deferred Payment Obligation, and (3) is designated by the Board of Directors of the Issuer as an Installment Note Subsidiary.

"*Interest Payment Date*" means March 15 and September 15 of each year to Stated Maturity.

"*Investments*" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees but excluding (i) advances to or receivables from customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Issuer or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business and (ii) factoring arrangements), advances (excluding commission, travel, entertainment, moving, relocation and similar advances to officers and employees made in the ordinary course of business that are expected at the time of such advance ultimately to be recorded as an expense in conformity with GAAP), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

"*Investment Company Act*" means the Investment Company Act of 1940 and any statute successor thereto, in each case as amended from time to time.

"*Issue Date*" means the date of original issuance of the Notes under this Indenture.

"*Issuer*" means the party named as such in the first paragraph of this Indenture until a successor shall have become such pursuant to the applicable provisions of this Indenture and, thereafter, "Issuer" shall mean such successor.

"*Issuer Order*" means a written order signed in the name of the Issuer by any two of its Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Administrative Officer, any Vice President, its Treasurer, any Assistant Treasurer, its Controller, its Secretary or any other Person authorized by the Board of Directors, and delivered to the Trustee.

"*Legal Holiday*" means a Saturday, a Sunday or a day on which banking institutions in The City of New York or The City of Toronto or at a place of payment are authorized or required by law, regulation or executive order to remain closed.

"*Lien*" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

"*Maine Timberlands*" means the freehold timberlands and related assets in the State of Maine owned by the Issuer and its Restricted Subsidiaries and as described in the Offering Circular.

"*Members Agreement*" means the Members Agreement, dated as of February 18, 2005, by and among Sun Paper Holdco, LLC, Fraser Papers Limited, and the other parties thereto.

"*Measurement Period*" means, with respect to any date of determination, the period of the most recent four consecutive full fiscal quarters of the Issuer ended prior to such date of determination for which internal financial statements are available.

"*Net Changes in Working Capital*" means the consolidated net change in non-cash working capital balances of the Issuer and its Restricted Subsidiaries as determined in accordance with GAAP.

"*Net Income*" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary or non-recurring gain or loss, together with any related provision for taxes on such extraordinary or non-recurring gain or loss.

"*Net Proceeds*" means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or

required to be paid as a result of such sale, (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (5) in the case of any Asset Sale by a Restricted Subsidiary of the Issuer, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by the Issuer or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by the Issuer or any Restricted Subsidiary thereof and (6) appropriate amounts to be provided by the Issuer or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP; *provided* that (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (b) amounts initially held in reserve pursuant to clause (6) no longer so held, shall, in the case of each of subclause (a) and (b), at that time become Net Proceeds.

"*Note Guarantee*" means a Guarantee of the Notes pursuant to Article Ten hereof.

"*Offering Circular*" means the final offering circular, dated March 10, 2005, of the Issuer used in connection with the offer and sale of the Original Notes.

"*Officer*" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Chief Administrative Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

"*Officers' Certificate*" means a certificate signed on behalf of the Issuer by at least two Officers of the Issuer, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that otherwise meets the requirements of this Indenture.

"*Opinion of Counsel*" means an opinion from legal counsel (who may be counsel to or an employee of the Issuer) that meets the requirements of Section 12.05.

"*Payment Obligations*" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

"*Permitted Business*" means any business conducted or proposed to be conducted (as described in the Offering Circular) by the Issuer and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related, complementary or ancillary thereto.

"*Permitted Investment*" means:

(1) any Investment in the Issuer or in a Restricted Subsidiary of the Issuer;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Issuer; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

(4) any Investment made as a result of the receipt of non-cash consideration (i) from an Asset Sale that was made pursuant to and in compliance with Section 4.10 or (ii) from a sale or other disposition that was made pursuant to and in compliance with clause (13) of the definition of "Asset Sale";

(5) Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnifies and compensation payable thereunder;

(6) stock, obligations or securities received in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(7) Investments acquired solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer;

(8) any extension, modification or renewal of any Investments existing as of the Issue Date; *provided,* that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and is made in the same Person as the Investment replaced, refinanced or refunded;

(9) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Transaction or any related Indebtedness;

(10) Investments in Permitted Joint Ventures in an aggregate amount, together with all other Investments made pursuant to this clause (10), not to exceed $10.0 million at any one time outstanding (with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value);

(11) the contribution of the Thurso Operations (or the capital stock of a Restricted Subsidiary for which the Thurso Operations constitute the only properties and assets) to a Permitted Joint Venture;

(12) any pledge of assets, or delivery of a letter of credit, cash or marketable securities, to or in favor of Norbord Inc. to comply with the requirements of the Financial Commitments Agreement;

(13) any Investment in Equity Interests of Premium Paper Holdco, LLC deemed to occur as a result of any other member of Premium Paper Holdco, LLC settling its indemnification obligations owing to the Issuer or any of its Restricted Subsidiaries under the Premium Paper Agreements through such Equity Interests in lieu of cash;

(14) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) since the Issue Date, not to exceed $10.0 million in the aggregate outstanding at any one time; and

(15) any Investment in any Deferred Payment Obligation or Installment Note Subsidiary in connection with the monetization of any Deferred Payment Obligation.

"*Permitted Joint Venture*" means any Person which is, directly or indirectly, through its Subsidiaries or otherwise, engaged principally in a Permitted Business, and the Capital Stock (or securities convertible into Capital Stock) of which is owned by the Issuer or one or more of its Restricted Subsidiaries and one or more other Persons other than the Issuer or any of its Subsidiaries or Affiliates.

"*Permitted Liens*" means:

(1) Liens on the assets of the Issuer and any Guarantor securing Indebtedness Incurred under Section 4.07(b)(1);

(2) Liens in favor of the Issuer or any Restricted Subsidiary that is a Guarantor;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Issuer or any Restricted Subsidiary of the Issuer; *provided* that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Issuer or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Issuer or any Restricted Subsidiary of the Issuer; *provided* that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Issuer or the Restricted Subsidiary;

(5) Liens securing the Notes and the Note Guarantees or other obligations under the Indenture;

(6) Liens existing on the Issue Date;

(7) Liens securing Permitted Refinancing Indebtedness; *provided* that such Liens do not extend to any property or assets other than the property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secure the Indebtedness being refinanced;

(8) Liens on property or assets used to defease or to satisfy and discharge Indebtedness; *provided* that (a) the Incurrence of such Indebtedness was not prohibited by this Indenture and (b) such defeasance or satisfaction and discharge is not prohibited by this Indenture;

(9) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by Section 4.07(b)(4); *provided* that any such Lien (i) covers only the assets acquired, constructed or improved with such Indebtedness and (ii) is created within 180 days of such acquisition, construction or improvement;

(10) Liens on cash or Cash Equivalents securing Hedging Obligations of the Issuer or any of its Restricted Subsidiaries (a) that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, or (b) securing letters of credit that support such Hedging Obligations;

(11) Liens, deposits or pledges to secure public, statutory or common law obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations;

(12) Liens on Receivables and Related Assets of the type specified in the definition of "Receivables Transaction" Incurred in connection with a Qualified Receivables Transaction;

(13) Liens under industrial revenue, municipal or similar bonds;

(14) Liens to secure any Refinancing, in whole or in part, of any Indebtedness secured by Liens referred to in clause (3), (4) or (6) above; *provided* that such Lien is limited to all or part of the same properties or assets that secured the original Lien (together with improvements, accessions, proceeds or dividends or distributions in respect of such properties or assets), and the aggregate amount of Indebtedness that is secured by such Lien is not increased to an amount greater than the sum of (i) the outstanding amount of the Indebtedness secured by Liens described under clause (3), (4) or (6) above, as the case may be, at the time the original Lien became a Permitted Lien under this Indenture and (ii) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Issuer or such Restricted Subsidiary in connection with such Refinancing;

(15) Liens in favor of Norbord Inc. to comply with the requirements of the Financial Commitments Agreement;

(16) Liens securing obligations that do not exceed $5.0 million at any one time outstanding;

(17) Liens arising from any judgment, decree or order of any court against the Issuer or any Restricted Subsidiary, so long as the Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall have expired;

(18) reservations, limitations, provisos and conditions expressed in any Crown licenses or original land grants from the Canadian provincial or federal governments which do not materially adversely impact the use of the subject property by the Issuer or any Restricted Subsidiary; and

(19) Liens on any Deferred Payment Obligation to secure any Indebtedness Incurred under clause (19) of Section 4.07(b).

"*Permitted Refinancing Indebtedness*" means any Indebtedness of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than intercompany Indebtedness); *provided* that:

(1) the amount of such Permitted Refinancing Indebtedness does not exceed the amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued and unpaid interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes and is subordinated in right of payment to the Notes or the Note Guarantees, as applicable, on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is *pari passu* in right of payment with the Notes or any Note Guarantees, such Permitted Refinancing Indebtedness is *pari passu* with, or subordinated in right of payment to, the Notes or such Note Guarantees; and

(5) such Indebtedness is Incurred by either (a) the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (b) the Issuer.

"*Person*" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"*Predecessor Note*" of any particular Note means every previous Note evidencing all or a portion of the same Indebtedness as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.07 in exchange for or in lieu of a mutilated, destroyed, lost or wrongfully taken Note shall be deemed to evidence the same Indebtedness as the mutilated, destroyed, lost or wrongfully taken Note.

"*Preferred Stock*" means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.

"*Premium Paper Agreements*" means the Asset Purchase Agreement, dated as of January 5, 2005, by and among Fraser Papers Limited, Premium Paper Holdco, LLC, Smart Papers, LLC, PF Papers, LLC, and Sun Paper Holdco, LLC, and the ancillary documents thereto, including the Members Agreement.

"*Principals*" means (1) Brascan Corporation (or any Person into or with which Brascan Corporation merges or with which it amalgamates or consolidates or to which it sells all or substantially all of its properties or assets, the "Surviving Person") or (2) any Person controlled, directly or indirectly, by Brascan Corporation (or the Surviving Person).

"*Private Placement Legends*" means the legends initially set forth on the Original Notes or Additional Notes in the form set forth on Exhibit B under the heading "Form of Legend for 144A Notes" or "Form of Legend for Regulation S Notes."

"*pro forma*" means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act or the equivalent rule under Canadian securities law, as interpreted in good faith by the Board of Directors of the Issuer, or otherwise a calculation made in good faith by the Board of Directors of the Issuer, as the case may be.

"*Property*" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to this Indenture, the value of any Property shall be its Fair Market Value.

"*QIB*" means a "Qualified Institutional Buyer" as defined under Rule 144A.

"*Qualified Receivables Transaction*" means any Receivables Transaction of a Receivables Subsidiary as to which the Board of Directors of the Issuer (and of a Subsidiary of the Issuer to the extent the Receivables that are the subject of the Receivables Transaction are owned by such

Subsidiary) shall have determined in good faith that such Receivables Transaction (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Subsidiaries involved in the Receivables Transaction. The grant of a security interest in any Receivables and Related Assets of the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure a Credit Facility shall not be deemed a Qualified Receivables Transaction.

"*Receivables*" means accounts receivable or an interest therein (including all rights to payment created by or arising from the sale of goods, leases of goods or the rendering of services, no matter how evidenced (including in the form of chattel paper) and whether or not earned by performance) of the Issuer or any Restricted Subsidiary.

"*Receivables Repurchase Obligation*" means any obligation of a seller of Receivables in a Qualified Receivables Transaction to repurchase Receivables and Related Assets as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a Receivable or a portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

"*Receivables Subsidiary*" means a Wholly Owned Restricted Subsidiary of the Issuer (or another Person formed for the purposes of engaging in a Qualified Receivables Transaction with the Issuer or any Subsidiary of the Issuer in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any Subsidiary of the Issuer transfers Receivables and Related Assets) which engages in no activities other than in connection with the financing (including the further sale, conveyance, lease or other transfer) of Receivables and Related Assets of the Issuer and its Subsidiaries, all proceeds thereof and rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Issuer (or, as applicable, of a Subsidiary of the Issuer to the extent the Receivables that are to be the subject of the Qualified Receivables Transaction are owned by such Subsidiary) (as provided below) as a Receivables Subsidiary and:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Issuer or any Subsidiary of the Issuer (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Issuer or any other Subsidiary of the Issuer in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Issuer or any other Subsidiary of the Issuer, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(2) with which neither the Issuer nor any other Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding other than on terms that the Issuer (or, as applicable, a Subsidiary of the Issuer) reasonably believes to be no less favorable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer, and

(3) to which neither the Issuer nor any other Subsidiary of the Issuer has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Issuer (or a Subsidiary, as applicable) shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuer or the applicable Subsidiary of the Issuer giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

"*Receivables Transaction*" means any transaction or series of transactions that may be entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries may sell, lease, convey or otherwise transfer, either directly or indirectly through the Issuer or a Subsidiary, to (a) a Receivables Subsidiary (in the case of a transfer by the Issuer or any one of its Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any Receivables (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Receivables, all contracts and contract rights, purchase orders, security interests, financing statements or other documentation in respect of such Receivables, and all guarantees, indemnities, warranties or other obligations in respect of such Receivables, and any other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Receivables and any collections or proceeds of any of the foregoing (collectively, the "*Related Assets*"), which transfer, grant of security interest or pledge is funded in whole or in part, directly or indirectly, by the Incurrence or issuance by the transferee or any successor transferee of Indebtedness, fractional undivided interests, or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Receivables and Related Assets or interests in such Receivables and Related Assets.

"*Record Date*" for the interest payable on any Interest Payment Date means March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

"*Redemption Date,*" when used with respect to any Note to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.

"*Redemption Price,*" when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

"*Refinance*" means, in respect of any Indebtedness, to extend, refinance, renew, or refund or repay, or to issue other Indebtedness in exchange or replacement for, such Indebtedness.

"*Regulation S*" means Regulation S under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

"*Repay*" means, in respect of any Indebtedness, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Indebtedness. "Repayment" and "Repaid" shall have correlative meanings. For purposes of Section 4.10 and the definition of "Fixed Charge Coverage Ratio",

Indebtedness shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

"*Replacement Assets*" means (1) non-current assets that shall be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or the majority of the Voting Stock of any Person engaged in a Permitted Business that shall become on the date of acquisition thereof a Restricted Subsidiary.

"*Restricted Investment*" means an Investment other than a Permitted Investment.

"*Restricted Subsidiary*" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

"*Rule 144*" means Rule 144 under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

"*Rule 144A*" means Rule 144A under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

"*Sale and Leaseback Transaction*" means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or otherwise transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

"*Securities Act*" means the U.S. Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

"*Significant Subsidiary*" means any Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1 of Regulation S-X under the Securities Act.

"*Standard Securitization Undertakings*" means representations, warranties, covenants, indemnities and guarantees in respect thereof entered into by the Issuer or any Subsidiary of the Issuer which the Issuer (or, if entered into by a Subsidiary, such Subsidiary) has determined in good faith to be customary in a Receivables Transaction including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

"*Stated Maturity*" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"*Subsidiary*" means, with respect to any specified Person:

(1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

"*Surviving Person*" means the Surviving Person formed by a merger, consolidation or amalgamation and, for purposes of Section 5.01, a Person to whom all or substantially all of the Property of the Issuer or a Guarantor is sold, transferred, assigned, leased, conveyed or otherwise disposed.

"*Thurso Operations*" means the pulp mill in the City of Thurso, Quebec and related assets owned by the Issuer or any of its Restricted Subsidiaries and as described in the Offering Circular.

"*TIA*" means the U.S. Trust Indenture Act of 1939 as in effect on the date hereof; *provided, however*, that in the event the Trust Indenture Act of 1939 is amended after such date, "TIA" means, to the extent required by any such amendment, the Trust Indenture Act of 1939, as so amended.

"*Total Consolidated Net Debt*" means, as of any date of determination, an amount equal to (i) the aggregate amount of all Indebtedness (excluding any undrawn letters of credit or any reimbursement agreements in respect thereof, or any Guarantees thereof under Credit Facilities, and any Indebtedness Incurred under clause (19) of Section 4.07(b) or any Guarantees thereof) of the Issuer and its Restricted Subsidiaries on a consolidated basis, in each case outstanding as of such date of determination, after giving effect to any Incurrence of Indebtedness and the application of the proceeds therefrom giving rise to such determination *minus* (ii) cash and cash equivalents of the Issuer and its Restricted Subsidiaries.

"*Trustee*" means the U.S. Trustee and the Canadian Trustee. If the Canadian Trustee resigns or is removed and, pursuant to Section 7.08 hereof, the Issuer is not required to appoint a successor Trustee to the Canadian Trustee, "Trustee" and any reference to "either Trustee" or "both of the Trustees" mean the Person named as the U.S. Trustee or any successor thereto appointed pursuant to the applicable provisions of this Indenture. Except to the extent otherwise indicated, "Trustees" shall refer to the Canadian Trustee (if still serving) and the U.S. Trustee, both jointly and individually, and "a Trustee" shall refer to either the Canadian Trustee (if still serving) or the U.S. Trustee.

"*Trust Indenture Legislation*" means, at any time, the provisions of (i) the *Canada Business Corporations Act* and the regulations thereunder as amended or re-enacted from time to time, (ii) the provisions of any other applicable statute of Canada or any province thereof, and (iii) except as provided in Section 1.03 hereof, the Trust Indenture Act and regulations thereunder, in each case, relating to trust indentures and the rights, duties and obligations of trustees under trust indentures

and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to this Indenture.

"*Trust Officer*" means, when used with respect to the Trustee, any vice president, assistant vice president, assistant treasurer or trust officer within the corporate trust department of the Trustee (or any successor unit, department or division of the Trustee) located at the Corporate Trust Office of the Trustee who has direct responsibility for the administration of this Indenture and, shall also mean, with respect to a particular corporate trust matter, any other officer of the Trustee to whom any corporate trust matter is referred because of his or her knowledge of and familiarity with the particular subject.

"*Unrestricted Subsidiary*" means any Subsidiary of the Issuer that is designated by the Board of Directors of the Issuer as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with Section 4.17 and any Subsidiary of such Subsidiary.

"*U.S. Trustee*" means the Person named as the "U.S. Trustee" in this Indenture, until a successor shall have becomes such pursuant to the applicable provisions of this Indenture and thereafter "U.S. Trustee" shall mean such and any subsequent successor.

"*Voting Stock*" of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

"*Weighted Average Life to Maturity*" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

"*Wholly Owned Restricted Subsidiary*" of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares or Investments by foreign nationals mandated by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

SECTION 1.02 Other Definitions.

Term	Defined in Section
"Additional Amounts"	4.18
"Additional Notes"	Recitals
"Affiliate Transaction"	4.11(a)
"Asset Sale Offer Amount"	4.10(g)
"Asset Sale Purchase Date"	4.10(f)

"Authorized Agent"	12.09
"Change of Control Offer"	4.12(a)
"Change of Control Purchase Date"	4.12(b)
"Change of Control Payment"	4.12(a)
"Covenant Defeasance	8.03
"Defaulted Interest"	2.13
"Event of Default"	6.01(a)
"Excess Proceeds"	4.10(c)
"Excess Proceeds Trigger Date"	4.10(c)
"Excluded Holder"	4.18
"Financial Reports"	4.20(b)
"Global Notes"	2.01(b)
"Incorporated Provision"	12.01
"Legal Defeasance"	8.02
"New York Court"	12.09
"Notes"	Recitals
"Notice of Default"	7.05
"Obligations"	10.01(a)
"Original Notes"	Recitals
"Participants"	2.01(c)
"Paying Agent"	2.03
"Payment Default"	6.01(a)
"Permitted Debt"	4.07(b)
"Prepayment Offer"	4.10(f)
"Registrar"	2.03
"Regulation S Global Note"	2.01(b)
"Reimbursement Payment"	4.18
"Restricted Global Note"	2.01(b)
"Restricted Payment"	4.09
"Security Register"	2.03
"Taxes"	4.18
"Transfer Agent"	2.03

SECTION 1.03 Incorporation by Reference of Trust Indenture Act. The mandatory provisions of the TIA that are required to be a part of and govern indentures qualified under the TIA are incorporated by reference in and are a part of this Indenture, whether or not this Indenture is so qualified, except that:

(i) with respect to clause (d) of Section 313 of the TIA, no reports shall be filed or furnished to the Commission;

(ii) the provisions set forth in clauses (1), (2) and (3) of Section 314 of the TIA shall be superceded by the requirements of clauses (a) and (b) of Section 4.20 hereof; and

(iii) with respect to Sections 311 and 312, it is recognized that, as long as the Indenture is not qualified under the TIA, the powers granted to the Commission under those Sections may not be available to the Trustee and the Holders of the Notes.

The following TIA terms have the following meanings as used in this Indenture:

"indenture securities" means the Notes.

"indenture securities holder" means a Holder.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Trustee.

"obligor" on the "indenture securities" means the Issuer and the Guarantors.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by Commission rule under the TIA have the meanings assigned to them by such definitions.

SECTION 1.04 Rules of Construction. Unless the context otherwise requires:

(i) a term has the meaning assigned to it;

(ii) "or" is not exclusive;

(iii) "including" or "include" means including or include without limitation;

(iv) words in the singular include the plural and words in the plural include the singular;

(v) unsecured or unguaranteed Indebtedness shall not be deemed to be subordinate or junior to secured or guaranteed Indebtedness merely by virtue of its nature as unsecured or unguaranteed Indebtedness;

(vi) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section, clause or other subdivision

(vii) unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP as in effect on the Issue Date;

(viii) "$," "U.S. Dollars" and "United States Dollars" each refer to United States dollars, or such other money of the United States that at the time of payment is legal tender for payment of public and private debts;

(ix) whenever in this Indenture there is mentioned, in any context: (i) the payment of principal (and premium, if any), (ii) purchase prices in connection with a repurchase or a redemption of Notes, (iii) interest, or (iv) any other amount payable on or with respect to any of the Notes or the Guarantees, such mention shall be deemed to include mention of the payment of Additional Amounts and

Reimbursement Payments to the extent that, in such context, Additional Amounts or Reimbursement Payments are, were or would be payable in respect thereof;

(x) provisions apply to successive events and transactions; and

(xi) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Indenture.

ARTICLE TWO

THE NOTES

SECTION 2.01 Forms Generally.

(a) Form and Dating. The Original Notes and any Additional Notes, and the Trustee's certificate of authentication thereof, shall be substantially in the form of Exhibit A hereto with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. The Notes may have notations, legends or endorsements required by law, the rules of any securities exchange or usage. Each Note shall be dated the date of its authentication. The terms and provisions contained in the form of the Notes shall constitute and are hereby expressly made a part of this Indenture. However to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and shall be controlling. The Notes shall be issued only in registered form without coupons and only in minimum denominations of $1,000 in principal amount and any integral multiples of $1,000 in excess thereof.

(b) Global Notes. Notes issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Note Legend thereon and the "Schedule of Principal Amount" attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon and without the "Schedule of Principal Amount" attached thereto). Each Global Note shall represent such of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of an increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof. Notes offered and sold to QIBs in reliance on Rule 144A shall be issued initially in the form of one or more Global Notes bearing the legend (until such time as the legend is removed in accordance with the provisions of paragraph (d) of this Section 2.01 or Section 2.06(c), as applicable) set forth on Exhibit B hereto under the heading "Form of Legend for 144A Notes" (the "144A Global Note"), which shall either be deposited on behalf of the purchasers of the Notes represented thereby with the U.S. Trustee, at its New York offices, as custodian for the Depositary, or directly deposited with the Depositary, and registered in the name of the

Depositary or its nominee, as the case may be, and duly executed by the Issuer and authenticated by either Trustee (or its authenticating agent appointed by such Trustee in accordance with Section 2.02) as hereinafter provided. The aggregate principal amount of the 144A Global Note may from time to time be increased or decreased by adjustments made by the Registrar on Schedule A to the 144A Global Note and recorded in the Security Register, as hereinafter provided. Notes offered and sold in reliance on Regulation S shall be issued initially in the form of one or more Global Notes bearing the legend set forth on Exhibit B hereto under the heading "Form of Legend for Regulation S Notes" (the "Regulation S Global Note"). The Regulation S Global Note shall be registered in the name of the Depositary or its nominee, as the case may be, and deposited with the U.S. Trustee, at its New York offices, as custodian for the Depositary, or directly deposited with the Depositary, and registered in the name of the Depositary or its nominee, as the case may be, and duly executed by the Issuer and authenticated by either Trustee (or its authenticating agent appointed by such Trustee in accordance with Section 2.02) as hereinafter provided, for credit to the respective accounts at the Depositary of the depositories of Euroclear and for Clearstream, for credit to the respective accounts of owners of beneficial interests in such Regulation S Global Note or to such other accounts as they may direct. The aggregate principal amount of the Regulation S Global Note may from time to time be increased or decreased by adjustments made by the Registrar on Schedule A to the Regulation S Global Note and recorded in the Security Register, as hereinafter provided.

(c) Book-Entry Provisions. This Section 2.01(c) shall apply to Global Notes deposited with or on behalf of the Depositary.

Except as provided in Section 2.10(c), members of, or participants and account holders in, DTC ("Participants") shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary or by the Trustee or any custodian of the Depositary or under such Global Note, and the Depositary or its nominee, as the case may be, may be treated by the Issuer, a Guarantor, the Trustee and any agent of the Issuer, a Guarantor or the Trustee as the sole owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, a Guarantor, the Trustee or any agent of the Issuer, a Guarantor or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants, the operation of customary practices of such persons governing the exercise of the rights of a Holder of a beneficial interest in any Global Note.

The registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action that a Holder is entitled to take under this Indenture, the Notes or the Note Guarantees.

Except as otherwise provided in this Indenture, none of the Issuer, a Guarantor, the Trustee nor any agent of the Issuer, a Guarantor or the Trustee shall have any responsibility or liability for any aspect of the records of a registered holder of a Global Note relating to, or payments made by such a Holder on account of, beneficial ownership interests of such

Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

Except as provided in Section 2.10, owners of a beneficial interest in Global Notes shall not be entitled to receive physical delivery of certificated Notes.

(d) Removal of Private Placement Legend. On the date that is two years after the later of (i) issue date of a Note (which date, for any Original Notes, shall be March 17, 2007) and (ii) the last date that the Issuer or any affiliate (as defined in Rule 144 under the Securities Act) of the Issuer was the owner of such Notes (or any Predecessor Notes thereof), the Issuer shall instruct the Trustee by Issuer Order to remove the Private Placement Legend on the 144A Global Note and, upon such Issuer Order, the Trustee shall authenticate and deliver Global Notes that do not bear such legend.

SECTION 2.02 Execution and Authentication. Two Officers, or an Officer and an Assistant Secretary, shall sign the Notes for the Issuer by manual or facsimile signature.

If an Officer or an Assistant Secretary whose signature is on a Note was an Officer or an Assistant Secretary, as the case may be, at the time of such execution but no longer holds that office at the time either Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid or obligatory for any purpose until an authorized officer of one of the Trustees manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The U.S. Trustee shall initially authenticate Original Notes for original issue on the Issue Date in an aggregate principal amount of $150,000,000 upon an Issuer Order. Subject to Section 4.07, the Issuer may issue, and either Trustee shall authenticate Additional Notes in an unlimited amount for original issue upon an Issuer Order, the aggregate principal amount of any particular issue of Additional Notes to be such aggregate principal amount as is specified in such order. Each such written order shall specify the amount of Notes to be authenticated and the date on which such Notes are to be authenticated.

Either Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate the Notes. Unless limited by the terms of such appointment, any such authenticating agent may authenticate Notes whenever either Trustee may do so. Each reference in this Indenture to authentication by either Trustee includes authentication by any such agent. An authenticating agent has the same rights as the Trustee (for which it is an agent) or any Registrar, co-Registrar, Transfer Agent or Paying Agent to deal with the Issuer or an Affiliate of the Issuer.

The Trustee shall have the right to decline to authenticate and deliver any Notes under this Section 2.02 if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing Holders.

SECTION 2.03 Registrar, Transfer Agent and Paying Agent. The Issuer shall maintain an office or agency where the Notes may be presented or surrendered for registration of transfer or exchange (the "Registrar"), an office or agency where Notes may be transferred or

exchanged (the "Transfer Agent"), an office or agency where the Notes may be presented or surrendered for payment (the "Paying Agent") and an office or agency where notices or demands to or upon the Issuer in respect of the Notes may be served. The Issuer may appoint one or more Transfer Agents, one or more co-Registrars and one or more additional Paying Agents.

The Issuer shall maintain a Transfer Agent and Paying Agent in New York, New York. The Issuer, upon notice to the Trustee, may appoint one or more Transfer Agents, one or more co-Registrars and one or more additional Paying Agents. The Issuer or any of its Affiliates may act as Transfer Agent, Registrar, co-Registrar, Paying Agent and agent for service of notices and demands in connection with the Notes; *provided, however*, that neither the Issuer nor any of its Affiliates shall act as Paying Agent for the purposes of Articles 3 and 8 and Sections 4.10 and 4.12.

The Issuer initially appoints the office of The Bank of New York in the Borough of Manhattan located at the address set forth in Section 12.02(a) as Registrar and as Transfer Agent and Paying Agent.

Subject to any applicable laws and regulations, the Issuer shall cause the Registrar to keep a register (the "Security Register") at its corporate trust office in which, subject to such reasonable regulations it may prescribe, the Issuer shall provide for the registration of ownership, exchange, and transfer of the Notes. Such registration in the Security Register shall be conclusive evidence of the ownership of Notes. Included in the books and records for the Notes shall be notations as to whether such Notes have been paid, exchanged or transferred, canceled, lost, stolen, mutilated or destroyed and whether such Notes have been replaced. In the case of the replacement of any of the Notes, the Registrar shall keep a record of the Note so replaced and the Note issued in replacement thereof. In the case of the cancellation of any of the Notes, the Registrar shall keep a record of the Note so canceled and the date on which such Note was canceled.

The Issuer shall enter into an appropriate agency agreement with any Paying Agent or co-Registrar not a party to this Indenture, which shall incorporate all applicable terms of the Trust Indenture Legislation that are incorporated herein. The agreement shall implement the provisions of this Indenture that relate to such agent. The Issuer shall notify the Trustee of the name and address of any such agent. If the Issuer fails to maintain a Registrar or Paying Agent, the U.S. Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07.

SECTION 2.04 Paying Agent to Hold Money in Trust. The Issuer shall require each Paying Agent other than the U.S. Trustee to agree in writing that such Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium, if any, and interest on the Notes (whether such money has been paid to it by the Issuer or any other obligor on the Notes), and such Paying Agent shall promptly notify the Trustee of any default by the Issuer (or any other obligor on the Notes) in making any such payment. The Issuer at any time may require a Paying Agent to pay all money held by it to the U.S. Trustee and account for any funds disbursed, and the U.S. Trustee may at any time during the continuance of any payment default, upon written request to a Paying Agent, require such Paying Agent to pay all money held by it to the U.S. Trustee and to account for any funds disbursed. Upon doing so, the Paying Agent shall have no further liability for the money so paid over to the U.S. Trustee. If the Issuer or any Affiliate of the Issuer acts as Paying Agent, it shall, before each due date of any principal, premium, if any, or interest on the Notes, segregate and hold in a separate trust

fund for the benefit of the Holders a sum of money sufficient to pay such principal, premium, if any, or interest so becoming due until such sum of money shall be paid to such Holders or otherwise disposed of as provided in this Indenture, and shall promptly notify the Trustee of its action or failure to act.

SECTION 2.05 Holder Lists.

The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders and shall otherwise comply with TIA Section 312(a). If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee, in writing no later than the Record Date for each Interest Payment Date and at such other times as the Trustee may request in writing (including to comply with its duties under Section 85(i) of the *Canadian Business Corporations Act*, a list in such form and as of such Record Date or other date as the Trustee may reasonably require of the names and addresses of Holders, including the aggregate principal amount of Notes held by each Holder.

SECTION 2.06 Transfer and Exchange.

(a) (i) Where Notes are presented to the Registrar or a co-Registrar with a request to register a transfer or to exchange them for an equal principal amount of Notes of other denominations, the Registrar shall register the transfer or make the exchange in accordance with the requirements of this Section 2.06. To permit registrations of transfers and exchanges, the Issuer shall execute and either Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes, of any authorized denominations and of a like aggregate principal amount, at the Registrar's request. No service charge shall be made for any registration of transfer or exchange of Notes (except as otherwise expressly permitted herein), but the Issuer may require payment of a sum sufficient to cover any agency fee or similar charge payable in connection with any such registration of transfer or exchange of Notes (other than any agency fee or similar charge payable upon exchanges pursuant to Sections 2.10, 3.10 or 9.05) or in accordance with an Asset Sale Offer pursuant to Section 4.10 or Change of Control Offer pursuant to Section 4.12, not involving a transfer.

(ii) Upon presentation for exchange or transfer of any Note as permitted by the terms of this Indenture and by any legend appearing on such Note, such Note shall be exchanged or transferred upon the Security Register and one or more new Notes shall be authenticated and issued in the name of the Holder (in the case of exchanges only) or the transferee, as the case may be. No exchange or transfer of a Note shall be effective under this Indenture unless and until such Note has been registered in the name of such Person in the Security Register. Furthermore, the exchange or transfer of any Note shall not be effective under this Indenture unless the request for such exchange or transfer is made by the Holder or by a duly authorized attorney-in-fact at the office of the Registrar.

(iii) Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Issuer or the Registrar) be duly endorsed, or be accompanied by a written instrument or transfer, in form satisfactory to the Issuer

and the Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

(iv) All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Issuer evidencing the same Indebtedness, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

(v) The Issuer shall not be required (A) to issue, register the transfer of, or exchange any Note during a period beginning at the opening of 15 Business Days before the day of the mailing of a notice of redemption of Notes selected for redemption under Section 3.05 and ending at the close of business on the day of such mailing, or (B) to register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(b) Notwithstanding any provision to the contrary herein, so long as a Global Note remains outstanding and is held by or on behalf of the Depositary, transfers of a Global Note, in whole or in part, or of any beneficial interest therein, shall only be made in accordance with Section 2.06(a) and this Section 2.06(b); *provided, however*, that a beneficial interest in a Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Global Note in accordance with the transfer restrictions set forth in the restrictive legend on the Note, if any, no written orders or instructions shall be required to be delivered to the Registrar to effect such transfers, and the Trustee shall have no responsibility with respect to any such transfers.

(i) Except for transfers or exchanges made in accordance with any of clauses (ii), (iii), or (iv) of this Section 2.06(b), transfers of a Global Note shall be limited to transfers of such Global Note in whole, but not in part, to the Depositary, to nominees of the Depositary or to a successor of the Depositary or such successor's nominee.

(ii) <u>144A Global Note to Regulation S Global Note</u>. If the Holder of a beneficial interest in the 144A Global Note at any time wishes to exchange its interest in such 144A Global Note for an interest in the Regulation S Global Note, or to transfer its interest in such 144A Global Note to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Note, such transfer or exchange may be effected only in accordance with this clause (ii) and the Applicable Procedures. Upon receipt by the Registrar of (A) instructions given in accordance with the Applicable Procedures directing the Registrar to credit or cause to be credited an interest in the Regulation S Global Note in a specified principal amount and to cause to be debited an interest in the 144A Global Note in such specified principal amount, and (B) a certificate in the form of Exhibit C attached hereto given by the Holder of such beneficial interest stating that the transfer of such interest has been made in compliance with the transfer restrictions applicable to the Global Notes and (x) pursuant to and in accordance with Regulation S or (y) that the Note being transferred is being transferred in a transaction permitted

by Rule 144, then the Registrar shall instruct the Depositary to reduce or cause to be reduced the principal amount of the 144A Global Note and to increase or cause to be increased the principal amount of the Regulation S Global Note by the aggregate principal amount of the interest in the 144A Global Note to be exchanged or transferred, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Regulation S Global Note having a principal amount equal to the principal amount by which the amount of the 144A Global Note was reduced upon such exchange or transfer.

(iii) Regulation S Global Note to 144A Global Note. If the Holder of a beneficial interest in the Regulation S Global Note at any time wishes to exchange its interest in the Regulation S Global Note for an interest in the 144A Global Note, or to transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the 144A Global Note such transfer may be effected only in accordance with this clause (iii) and the Applicable Procedures. Upon receipt by the Registrar of (A) instructions given in accordance with the Applicable Procedures directing the Registrar to credit or cause to be credited an interest in the 144A Global Note in a specified principal amount and to cause to be debited an interest in the Regulation S Global Note in such specified principal amount, and (B) a certificate in the form of Exhibit D attached hereto given by the Holder of such beneficial interest stating that the transfer of such interest has been made in compliance with the transfer restrictions applicable to the Global Notes and stating that (x) the Person transferring such Interest reasonably believes that the Person acquiring such interest is a QIB and is obtaining such interest in a transaction meeting the requirements of Rule 144A and any applicable securities laws of any state of the United States or (y) that the Person transferring such interest is relying on an exemption other than Rule 144A from the registration requirements of the Securities Act and, in such circumstances, such Opinion of Counsel as the Issuer or the Registrar may reasonably request to ensure that the requested transfer or exchange is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, then the Registrar shall instruct the Depositary to reduce or cause to be reduced the principal amount of the Regulation S Global Note and to increase or cause to be increased the principal amount of the 144A Global Note by the aggregate principal amount of the interest in the Regulation S Global Note to be exchanged or transferred, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the 144A Global Note having a principal amount equal to the principal amount by which the amount of the Regulation S Global Note was reduced upon such exchange or transfer.

(iv) Global Notes to Certificated Notes. In the event that a Global Note is exchanged for Notes in certificated, registered form pursuant to Section 2.10, such Notes may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of clauses (ii) and (iii) above (including the certification requirements intended to ensure that such transfers comply with Rule 144A, Regulation S or another applicable exemption from registration under the

Securities Act, as the case may be) and such other procedures as may from time to time be adopted by the Issuer or the Trustee.

(c) If Notes are issued upon the transfer, exchange or replacement of Notes bearing the Private Placement Legend set forth in Exhibit B hereto, the Notes so issued shall continue to bear the applicable Private Placement Legend, and a request to remove such legend from Notes shall not be honored unless (i) there is delivered to the Trustee an Opinion of Counsel to the effect that neither such legend nor the restrictions on transfer set forth therein are required to ensure that transfers thereof comply with the provisions of the Securities Act or (ii) the date of such transfer, exchange or replacement is two years after the later of (x) the issue date of such Note and (y) the last date that the Issuer or any affiliate (as defined in Rule 144 under the Securities Act) of the Issuer was the owner of such Notes (or any Predecessor Notes thereof). Upon compliance with the foregoing, the Trustee, upon an Issuer Order, shall authenticate and deliver Notes that do not bear such legend.

(d) The Trustee shall have no responsibility for any actions taken or not taken by the Depositary, Euroclear or Clearstream, as the case may be.

(e) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Notes (including any transfers between or among the Depositary's participants or Beneficial Owners of interests in any Global Note) other than to require delivery of such certificates and other documentation, as is expressly required by, and to do so if and when expressly required by, the terms of this Indenture and to examine the same to determine substantial compliance as to form with the express requirements hereof.

SECTION 2.07 Replacement Notes. If a mutilated Note is surrendered to the Registrar or if the Holder claims that the Note has been lost, destroyed or wrongfully taken, the Issuer shall issue and either Trustee shall authenticate a replacement Note in such form as the Note mutilated, lost, destroyed or wrongfully taken if the requirements of Section 8-405 of the Uniform Commercial Code are met and the Holder satisfies any other reasonable requirements of the Trustee or the Issuer. If required by the Trustee or the Issuer, such Holder shall furnish an indemnity or indemnity bond sufficient in the judgment of the Issuer and the Trustee to protect the Issuer, the Trustee, the Paying Agent, the Transfer Agent, the Registrar and any co-Registrar, and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Issuer and the Trustee may charge the Holder for their reasonable out-of-pocket expenses in replacing a Note.

In case any such mutilated, destroyed, lost or wrongfully taken Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Note.

The provisions of this Section 2.07 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or wrongfully taken Notes.

Every replacement Note shall be an additional obligation of the Issuer.

SECTION 2.08 Outstanding Notes. Notes outstanding at any time are all Notes authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation and those described in this Section 2.08 as not outstanding. Subject to Section 2.09, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note.

If a Note is replaced or paid pursuant to Section 2.07 (other than a mutilated Note surrendered for replacement), it ceases to be outstanding unless the Trustee and the Issuer receive proof satisfactory to them that the Note, which has been replaced or paid, is held by a bona fide purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement or payment thereof pursuant to Section 2.07.

If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a Redemption Date or maturity date money sufficient to pay all principal, premium, if any, and interest payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, and the Paying Agent is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture, then on and after that date such Notes (or portions thereof) cease to be outstanding and interest on them ceases to accrue. If the principal amount, plus premium, if any, and accrued and unpaid interest to and including the date of payment of any Note is considered paid under Section 4.01 hereof, such Note shall cease to be outstanding on such date and interest on such Note shall cease to accrue.

SECTION 2.09 Notes Held by Issuer. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent or any amendment, modification or other change to this Indenture, Notes owned by the Issuer or by an Affiliate of the Issuer shall be disregarded and treated as if they were not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent or any amendment, modification or other change to this Indenture, only Notes which a Trust Officer of the Trustee actually knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to the Notes and that the pledgee is not the Issuer or an Affiliate of the Issuer. The Issuer shall notify the Trustee, in writing, when it or any of its affiliates (as defined in Rule 144 under the Securities Act) repurchases or otherwise acquires Notes, of the aggregate principal amount of such Notes so repurchased or otherwise acquired.

SECTION 2.10 Certificated Notes.

(a) A Global Note deposited with the Depositary or other custodian for the Depositary pursuant to Section 2.01 shall be transferred to the Beneficial Owners thereof in the form of certificated Notes only if such transfer complies with Section 2.06 and (i) the Depositary notifies the Issuer that it is unwilling or unable to continue as the Depositary for such Global Note, or if at any time the Depositary ceases to be a "clearing agency" registered under the Exchange Act, and, in each case, a successor depositary is not appointed by the Issuer within 90 days of the earlier of such notice or the Issuer becoming aware of such cessation, or (ii) the Issuer, at its option, executes and delivers to the Trustee a notice that such Global Note be so transferable, registrable and exchangeable, or (iii) a Default or an Event of Default has occurred and is continuing with respect to the Notes and the Registrar

has received a request for such transfer from either the Depositary or (through the Depositary) a Person with a beneficial interest in such Notes or (iv) the issuance of such certificated Notes is necessary in order for a Holder or Beneficial Owner to present its Note or Notes to a Paying Agent in order to avoid any tax that is imposed on or with respect to a payment made to such Holder or beneficial owner and the Holder or Beneficial Owner (through the Depositary) so certifies to the Issuer and the Trustee. Notice of any such transfer shall be given **[to]** the Issuer in accordance with the provisions of Section 12.02(a).

(b) Any Global Note that is transferable to the Beneficial Owners thereof in the form of certificated Notes pursuant to this Section 2.10 shall be surrendered by the Depositary to the Transfer Agent, to be so transferred, in whole or from time to time in part, without charge, and either Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Notes of authorized denominations in the form of certificated Notes.

(c) In connection with the exchange of an entire Global Note for certificated Notes pursuant to this Section 2.10, such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Issuer shall execute, and upon Issuer Order, either Trustee shall authenticate and deliver, to each Beneficial Owner identified by the Depositary in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of certificated Notes. In the event that such certificated Notes are not issued to each Beneficial Owner promptly after the Registrar has received a request from the Depositary or (through the Depositary) a Beneficial Owner to issue such certificated Notes, the Issuer expressly acknowledges, with respect to the right of any Holder to pursue a remedy pursuant to Article Six hereof, the right of any Beneficial Owner of Notes to pursue such remedy with respect to the portion of the Global Note that represents such Beneficial Owner's Notes as if such certificated Notes had been issued.

(d) Any portion of a Global Note transferred or exchanged pursuant to this Section 2.10 shall be executed, authenticated and delivered only in registered form in denominations of $1,000 and any integral multiple thereof and registered in such names as the Depositary shall direct. Subject to the foregoing, a Global Note is not exchangeable except for a Global Note of like denomination to be registered in the name of the Depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated Notes, payment of principal, premium, if any, and interest on the certificated Notes shall be payable, and the transfer of the certificated Notes shall be registrable, at the office or agency of the Issuer maintained for such purposes in accordance with Section 2.03. Such certificated Notes shall be substantially in the form of Exhibit A hereto (but without the Global Note legends thereon and without Schedule A attached thereto) with the Private Placement legends of Exhibit B to the extent any are applicable.

(e) In the event of the occurrence of any of the events specified in Section 2.10(a), the Issuer shall promptly make available to the Trustee a reasonable supply of certificated Notes in definitive, fully registered form without interest coupons.

SECTION 2.11 Temporary Notes. Until definitive Notes are ready for delivery, the Issuer may prepare and either Trustee shall authenticate and deliver temporary Notes

upon receipt of a written order of the Issuer in the form of an Officers' Certificate. The Officers' Certificate shall specify the amount of temporary Notes to be authenticated and the date on which the temporary Notes are to be authenticated.

Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Issuer considers appropriate for temporary Notes. Without unreasonable delay, the Issuer shall prepare and either Trustee shall authenticate upon receipt of an Issuer Order definitive Notes in exchange for temporary Notes. After the preparation of definitive Notes, the temporary Notes shall be exchangeable for definitive Notes upon surrender of the temporary Notes to the Registrar or co-Registrar without charge to the Holder. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as definitive Notes.

SECTION 2.12 Cancellation. The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to either Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee, in accordance with its customary procedures, and no one else shall cancel (subject to the record retention requirements of the Exchange Act and the Trustee's retention policy) all Notes surrendered for registration of transfer, exchange, payment or cancellation and dispose of such cancelled Notes in its customary manner. Except as otherwise provided in this Indenture, the Issuer may not issue new Notes to replace Notes it has redeemed, paid or delivered to the Trustee for cancellation. If the Issuer shall acquire any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the Indebtedness represented by such Notes unless and until the same are surrendered to the Trustee for cancellation pursuant to this Section 2.12. The Trustee shall provide the Issuer a list of all Notes that have been cancelled from time to time as requested by the Issuer.

SECTION 2.13 Defaulted Interest. Any interest on any Note that is payable, but is not punctually paid or duly provided for, on the dates and in the manner provided in the Notes and this Indenture (all such interest herein called "Defaulted Interest") shall forthwith cease to be payable to the Holder on the relevant Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Issuer, at its election in each case, as provided in clause (a) or (b) below:

(a) The Issuer (or a Guarantor, as the case may be) may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Issuer (or a Guarantor, as the case may be) shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Issuer (or a Guarantor, as the case may be) may deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest; or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. In addition, the Issuer (or a Guarantor, as the case may be) shall fix a special record date for the payment of such Defaulted Interest, such date to be not more than 15 days and not less than 10 days prior to the proposed payment date and not less than 15 days after the receipt by the Trustee of the notice of the proposed payment date. The Issuer (or a Guarantor, as the case may be) shall promptly but, in any

event, not less than 15 days prior to the special record date, notify the Trustee of such special record date and, in the name and at the expense of the Issuer (or a Guarantor, as the case may be), the Trustee shall cause notice of the proposed payment date of such Defaulted Interest and the special record date therefor to be mailed first-class, postage prepaid to each Holder as such Holder's address appears in the Security Register, not less than 10 days prior to such special record date. Notice of the proposed payment date of such Defaulted Interest and the special record date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Notes are registered at the close of business on such special record date and shall no longer be payable pursuant to clause (b) below.

(b) The Issuer (or a Guarantor, as the case may be) may make payment of any Defaulted Interest on the Notes in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer (or a Guarantor, as the case may be) to the Trustee of the proposed payment date pursuant to this clause, such manner of payment shall be deemed reasonably practicable.

Subject to the foregoing provisions of this Section 2.13, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

SECTION 2.14 Deposit of Moneys. Not later than one Business Day prior to each due date of the principal, premium, if any, and interest on any Notes, the Issuer shall deposit with the Paying Agent money in immediately available funds sufficient to pay such principal, premium, if any, and interest so becoming due on the due date for payment under the Notes and (unless the Paying Agent is the Trustee) the Issuer shall promptly notify the Trustee of its action or failure so to act.

SECTION 2.15 Computation of Interest. Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

SECTION 2.16 CUSIP and ISIN Numbers. The Issuer in issuing the Notes may use CUSIP and ISIN numbers (if then generally in use), and, if so, the Trustee shall use CUSIP and ISIN numbers, as appropriate, in notices of redemption as a convenience to Holders; *provided, however*, that any such notice may state that no representation is made as to the correctness of such numbers or codes either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer shall promptly notify the Trustee of any change in the CUSIP or ISIN numbers.

SECTION 2.17 Issuance of Additional Notes. The Issuer may, subject to Section 4.07, issue Additional Notes under this Indenture in accordance with the procedures of Section 2.02. The Original Notes issued on the date of this Indenture and any Additional Notes subsequently issued shall be treated as a single class for all purposes under this Indenture.

ARTICLE THREE

REDEMPTION; OFFERS TO PURCHASE

SECTION 3.01 Optional Redemption.

(a) Except as set forth in paragraph (b) of this Section 3.01 and in Section 3.02, the Notes shall not be redeemable at the option of the Issuer prior to March 15, 2010. On or after March 15, 2010, the Issuer may redeem all or a part of the Notes after giving the required notices specified in Sections 3.04 and 3.06. The Notes may be redeemed at the Redemption Prices set forth below, plus accrued and unpaid interest thereon, if any, to the applicable Redemption Date (subject to the right of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date). The following Redemption Prices are for Notes redeemed during the 12-month period commencing on March 15 of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2010	104.375%
2011	102.917%
2012	101.458%
2013 and thereafter	100.000%

(b) In addition, at any time prior to March 15, 2008, the Issuer, at its option, may redeem on one or more occasions up to a maximum of 35% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) at a Redemption Price equal to 108.750% of the principal amount thereof, plus accrued and unpaid interest to the Redemption Date with the net cash proceeds of one or more Equity Offerings (subject to the right of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date); *provided*, that (i) at least 65% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Issuer or any of its Affiliates) and (ii) such redemption shall occur within 90 days of the date of the closing of such Equity Offering.

SECTION 3.02 Redemption for Changes in Canadian Withholding Taxes.

(a) The Issuer may at any time redeem, in whole but not in part, the outstanding Notes at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption (subject to the right of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date), if it has become or would become obligated to pay any Additional Amounts or any Reimbursement Payments in respect of the Notes as a result of:

(1) any change in or amendment to the laws (or regulations promulgated thereunder or rulings) of Canada (or any political subdivision or taxing authority thereof or therein), or

(2) any change in or amendment to any official position regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction)

which change or amendment is announced or is effective on or after the Issue Date (without regard to whether any Guarantor is or has been making any payments under the Notes prior to, at or after the time such change or amendment is announced or effective).

(b) It shall be a condition to the Issuer's right to redeem the Notes pursuant to the provisions set forth in paragraph (a) of this Section 3.02 that, prior to giving any notice of redemption of the Notes, the Issuer shall have delivered to the Trustee (i) an Officers' Certificate stating that the Issuer has determined in its reasonable judgment that the obligation to pay such Additional Amounts or Reimbursement Payments cannot be avoided by the Issuer taking reasonable measures available to it and (ii) an Opinion of Counsel that the Issuer has or shall become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, Additional Amounts or Reimbursement Payments in respect of the Notes as a result of an amendment or change of the type described in paragraph (a) of this Section 3.02.

(c) No notice of redemption pursuant to this Section 3.02 may be given more than 90 days before or more than 365 days after the Issuer first becomes liable (or, if later, the earlier of the date on which it first becomes aware of its liability or the date on which it reasonably should have become aware of its liability) to pay any Additional Amounts or Reimbursement Payments as a result of a change or amendment described above.

SECTION 3.03 Applicability of Article. Any redemption of Notes at the election of the Issuer or otherwise, as permitted or required by any provision of this Indenture, shall be made in accordance with the provisions of this Article to the extent that the provisions of this Article (i) do not conflict with other provisions within this Indenture that specifically address such redemption and (ii) are relevant to such redemption.

SECTION 3.04 Election to Redeem; Notices to Trustee. If the Issuer elects to redeem Notes pursuant to Section 3.01 or 3.02, it shall notify the Trustee in writing of the Redemption Date, the principal amount of Notes to be redeemed and the paragraph of this Article Three pursuant to which the redemption shall occur.

The Issuer shall give each notice to the Trustee provided for in this Section 3.04 in writing at least 45 days before the Redemption Date unless the Trustee consents in writing to a shorter period. Such notice shall be accompanied by an Officers' Certificate from the Issuer to the effect that such redemption shall comply with the conditions herein.

No notice or communication to the Trustee pursuant to this Section 3.04 shall be deemed effectively given unless it is actually received by a Trust Officer at its Corporate Trust Office.

SECTION 3.05 Selection of Notes to be Redeemed. If less than all of the Notes are to be redeemed at any time, the Trustee shall select the Notes to be redeemed in compliance with the requirements, as certified to it by the Issuer, of the principal national securities exchange or automated quotation system, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange or automated quotation system, on a pro ratio basis, by lot or by such other method as the Trustee in its sole discretion shall deem fair and appropriate; *provided, however*, that no Note of a principal amount of $1,000 or less shall be redeemed in part.

The Trustee shall make the selection from the Notes outstanding and not previously called for redemption. The Trustee may select for redemption portions equal to $1,000 in principal amount or any integral multiple thereof. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. The Trustee shall notify the Issuer and the Registrar promptly in writing of the Notes or portions of Notes to be called for redemption.

SECTION 3.06 Notice of Redemption.

(a) At least 30 days but not more than 60 days before a date for redemption of Notes, the Issuer shall mail a notice of redemption by first-class mail to each Holder to be redeemed at such Holder's registered address.

(b) The notice shall identify the Notes to be redeemed (including CUSIP and ISIN numbers) and shall state:

(i) the Redemption Date;

(ii) the Redemption Price and the amount of accrued interest, if any to be paid;

(iii) the name and address of the Paying Agent;

(iv) that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price plus accrued interest, if any;

(v) that, if any Note is being redeemed in part, the portion of the principal amount (equal to $1,000 in principal amount or any integral multiple thereof) of such Note to be redeemed and that, on and after the Redemption Date, upon surrender and cancellation of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof shall be issued in the name of the Holder thereof;

(vi) that, if any Note contains a CUSIP or ISIN number, no representation is being made as to the correctness of such CUSIP or ISIN number either as printed on the Notes or as contained in the notice of redemption and that reliance may be placed only on the other identification numbers printed on the Notes;

(vii) that, unless the Issuer and the Guarantors default in making such redemption payment, interest on the Notes (or portion thereof) called for redemption shall cease to accrue on and after the Redemption Date; and

(viii) the paragraph of the Notes pursuant to which the Notes called for redemption are being redeemed.

(c) At the Issuer's written request, the Trustee shall give a notice of redemption in the Issuer's name and at the Issuer's expense. In such event, the Issuer shall provide the Trustee with the notice and the other information required by this Section 3.06.

(d) Notices of redemption may not be conditional.

SECTION 3.07 Effect of Notice of Redemption. Once a notice of redemption is mailed, Notes called for redemption become due and payable on the Redemption Date and at the Redemption Price stated in the notice. In any event, failure to give such notice, or any defect therein, shall not effect the validity of the proceedings for the redemption of Notes held by Holders to whom such notice was properly given.

SECTION 3.08 Deposit of Redemption Price. One Business Day prior to any Redemption Date, the Issuer shall deposit or cause to be deposited with the Paying Agent (or, if the Issuer or an Affiliate of the Issuer is the Paying Agent, shall segregate and hold in trust) a sum in same day funds sufficient to pay the Redemption Price of and accrued interest on all Notes to be redeemed on that date other than Notes or portions of Notes called for redemption that have previously been delivered by the Issuer to the Trustee for cancellation. The Paying Agent shall return to the Issuer any money so deposited that is not required for that purpose.

SECTION 3.09 Payment of Notes Called for Redemption. Upon surrender of any Note for redemption in accordance with a notice of redemption, such Note shall be paid and redeemed by the Issuer at the Redemption Price, together with accrued and unpaid interest, if any, to the Redemption Date; *provided, however*, that if the Redemption Date is after a Record Date and on or prior to the related Interest Payment Date, any accrued and unpaid interest payable on such Interest Payment Date shall be paid on such Interest Payment Date to the Person in whose name the Note is registered at the close of business on such Record Date. On and after the Redemption Date (unless the Issuer shall default in the payment of such Notes as provided in this Section 3.09), interest shall cease to accrue on Notes called for redemption. If any Note called for redemption shall not be so paid upon surrender for redemption, interest shall be paid on the unpaid principal, from the Redemption Date until such principal is paid and, to the extent lawful, on any interest accrued to the Redemption Date not paid on such unpaid principal, in each case at the rate provided in the Notes.

SECTION 3.10 Notes Redeemed in Part.

(a) Upon surrender of a Global Note that is redeemed in part, the Paying Agent shall forward such Global Note to the Trustee who shall make a notation on the Security Register to reduce the principal amount of such Global Note to an amount equal to the unredeemed portion of the Global Note surrendered; *provided*, *however*, that each such Global Note shall be in a principal amount of $1,000 or an integral multiple thereof.

(b) Upon surrender and cancellation of a certificated Note that is redeemed in part, the Issuer shall execute and either Trustee shall authenticate for the Holder (at the Issuer's expense) a new Note equal in principal amount to the unredeemed portion of the

Note surrendered and canceled; *provided, however*, that each such certificated Note shall be in a principal amount of $1,000 or an integral multiple thereof.

ARTICLE FOUR

COVENANTS

SECTION 4.01 Payment of Notes. The Issuer covenants and agrees for the benefit of the Holders that it shall duly and punctually pay the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal, premium, if any, and interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent (other than the Issuer or any of its Affiliates) holds, in accordance with this Indenture, money sufficient to pay all principal, premium, if any, and interest then due. If the Issuer or any of its Affiliates acts as Paying Agent, principal, premium, if any, and interest shall be considered paid on the due date if the entity acting as Paying Agent complies with Section 2.04.

The Issuer shall pay interest on overdue principal (and premium, if any) at the rate specified therefor in the Notes. The Issuer shall pay interest on overdue installments of interest at the same rate to the extent lawful as provided in Section 2.13.

All references in this Section 4.01 to payments of principal, premium and interest on the Notes shall be deemed to include any applicable Additional Amounts and Reimbursement Payments that may become payable on the Notes pursuant to Section 4.18.

SECTION 4.02 Corporate Existence. Subject to Article Five, the Issuer shall, and shall cause each Restricted Subsidiary to, do or cause to be done all things necessary to preserve and keep in full force and effect the corporate, partnership, limited liability company or other existence and the rights (charter and statutory), licenses and franchises of the Issuer and each Restricted Subsidiary; *provided, however*, that the Issuer shall not be required to preserve any such right, licence or franchise if the Board of Directors of the Issuer shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and the Restricted Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders.

SECTION 4.03 Business Activities. The Issuer shall not, and shall not permit any Restricted Subsidiary thereof to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuer and its Restricted Subsidiaries taken as a whole.

SECTION 4.04 Maintenance of Properties. The Issuer shall cause all properties owned by it or any of its Subsidiaries or used or held for use in the conduct of the business of the Issuer or any of its Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as, in the judgment of the Issuer, may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *provided, however*, that nothing in this Section 4.04 shall prevent the Issuer from discontinuing the maintenance of any such properties if such discontinuance

is, in the judgment of the Issuer, desirable in the conduct of the business of the Issuer and its Subsidiaries as a whole and not disadvantageous in any material respect to the Holders.

SECTION 4.05 Insurance. The Issuer shall maintain, and shall cause its Subsidiaries to maintain, insurance with carriers believed by the Issuer to be responsible, against such risks and in such amounts, and with such deductibles, retentions, self-insured amounts and coinsurance provisions, as the Issuer believes are customarily carried by businesses similarly situated and owning like properties, including as appropriate general liability, property and casualty loss and interruption of business insurance.

SECTION 4.06 Statement as to Compliance.

(a) The Issuer shall deliver to the Trustee, within 90 days after the end of each fiscal year (or within such shorter time period as may be required by Trust Indenture Legislation), an Officers' Certificate stating that in the course of the performance by the signer of its duties as an officer of the Issuer he would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period and, if any, specifying such Default, its status and what action the Issuer is taking or proposed to take with respect thereto. For purposes of this Section 4.06(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture. Except as provided in Section 1.03, the Issuer shall comply with TIA Section 314(a)(4).

(b) When any Default has occurred and is continuing under this Indenture, the Issuer shall deliver to the Trustee promptly (and, in any event, within five Business Days) upon the Issuer becoming aware of such Default by registered or certified mail or facsimile transmission an Officers' Certificate specifying such event, notice or other action or inaction, its status and what action the Issuer is taking or proposes to take with respect thereto.

(c) Upon (i) the occurrence of any Event of Default, (ii) the Issuer's receipt of any notice from the trustee of, or the holder of, any other evidence of Indebtedness of the Issuer or any Restricted Subsidiary outstanding in a principal amount in excess of $10,000,000 (or its foreign currency equivalent at the time), (iii) the Issuer becoming aware that the Persons referred to in clause (ii) above have or are taking any other action to accelerate the Indebtedness referred to therein or enforce any note therefor, or (iv) the failure of the Issuer or a Restricted Subsidiary to pay any such Indebtedness referred to in clause (ii) above at maturity, the Issuer shall deliver to the Trustee within five Business Days after the occurrence thereof (to the extent notice of such event has not previously been delivered pursuant to clause (b) above) by registered or certified mail or facsimile transmission an Officers' Certificate specifying such event, notice or other action or inaction, its status and what action the Issuer is taking or proposes to take with respect thereto.

SECTION 4.07 Limitation on Indebtedness.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that the Issuer or any Guarantor may Incur Indebtedness, if the Fixed Charge Coverage Ratio for the Issuer's most

recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred at the beginning of such four-quarter period.

(b) Section 4.07(a) shall not prohibit the Incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1) the Incurrence by the Issuer or any Guarantor of Indebtedness under Credit Facilities (including, without limitation, the Incurrence by the Issuer and the Guarantors of Guarantees thereof) in an aggregate amount at any one time outstanding pursuant to this clause (1) not to exceed the greater of:

(a) $50.0 million, *less* the aggregate amount of all Net Proceeds of Asset Sales applied by the Issuer or any Restricted Subsidiary thereof to permanently repay any such Indebtedness pursuant to Section 4.09; and

(b) the amount of the Borrowing Base as of the date of such Incurrence.

minus, in either case, the aggregate amount of Indebtedness Incurred and outstanding pursuant to clause (15) of this Section 4.07(b).

(2) the Incurrence of Existing Indebtedness;

(3) the Incurrence by the Issuer and the Guarantors of Indebtedness represented by the Notes to be issued on the Issue Date and the related Note Guarantees;

(4) the Incurrence by the Issuer or any Restricted Subsidiary of the Issuer of Indebtedness represented by Capital Lease Obligations, Attributable Debt, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Issuer or such Restricted Subsidiary, in an aggregate amount, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

(5) the Incurrence by the Issuer or any Restricted Subsidiary of the Issuer of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was

permitted to be Incurred under Section 4.07(a) or clause (2), (3), (4), (5), or (17) of this Section 4.07(b);

(6) the Incurrence by the Issuer or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Issuer or any of its Restricted Subsidiaries; *provided, however*, that:

(a) if the Issuer or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Payment Obligations with respect to the Notes, in the case of the Issuer, or the Note Guarantee, in the case of a Guarantor (except any such intercompany Indebtedness Incurred in connection with a Qualified Receivables Transaction); and;

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the Guarantee by the Issuer or any of the Guarantors of Indebtedness of the Issuer or a Restricted Subsidiary of the Issuer that was permitted to be Incurred by another provision of this Section 4.07;

(8) the Incurrence by the Issuer or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(9) the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Issuer or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets

(including, without limitation, Capital Stock) or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the amount does not exceed the gross proceeds actually received by the Issuer or any Restricted Subsidiary thereof in connection with such disposition;

(10) the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; *provided, however*, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(11) the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit or other Indebtedness in respect of workers' compensation claims or self-insurance obligations, unemployment insurance, power purchase contracts, landfill closure obligations or bid, performance or surety, release, appeal or similar bonds (in each case other than for an obligation for borrowed money);

(12) the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; *provided* that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 90 days following such drawing or Incurrence;

(13) the Incurrence by the Issuer of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the Notes;

(14) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; *provided* that any subsequent transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of Indebtedness not permitted by this clause (14);

(15) Indebtedness Incurred by a Receivables Subsidiary in connection with a Qualified Receivables Transaction that is not recourse to the Issuer or any Restricted Subsidiary (except for Standard Securitization Undertakings); *provided, however,* that, after giving

effect to any such Incurrence, the aggregate amount of all Indebtedness Incurred under this clause (15) and then outstanding does not exceed: (i) the amount of Indebtedness permitted to be Incurred under clause (1) of this Section 4.07(b) *less* (ii) the aggregate amount of Indebtedness Incurred and outstanding under Credit Facilities pursuant to such clause (1);

(16) Guarantees in the ordinary course of business of the obligations of suppliers, customers, franchisees and licensees of the Issuer and its Restricted Subsidiaries;

(17) the Incurrence by the Issuer or any Guarantor of additional Indebtedness in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (17), not to exceed $10.0 million;

(18) the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness arising from any Guarantee provided in favor of Norbord Inc. to comply with the requirements of the Financial Commitments Agreement; or

(19) the Incurrence by the Installment Note Subsidiary of Indebtedness in connection with the monetization of any Deferred Payment Obligation; *provided* that (i) such Indebtedness is in a principal amount not to exceed the principal amount of such Deferred Payment Obligation, (ii) the terms of such Indebtedness provide for payment dates (with respect to principal, interest or any other amounts), if any, that are no earlier than the corresponding payment dates under the Deferred Payment Obligation, (iii) the amount of principal, interest or other payments to be made pursuant to such Indebtedness shall be no greater than the corresponding payments to be made under the Deferred Payment Obligation, and (iv) such Indebtedness is secured or otherwise supported by such Deferred Payment Obligation.

(c) For purposes of determining compliance with this Section 4.07, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) of paragraph (b) above, or is entitled to be Incurred pursuant to Section 4.07(a), the Issuer shall be permitted to classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this Section 4.07. Indebtedness permitted by this Section 4.07 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.07 permitting such Indebtedness. In addition, any Indebtedness originally classified as Incurred pursuant to clauses (1) through (19) of paragraph (b) above may later be reclassified by the Issuer such that it shall be deemed as having been Incurred pursuant to another of such clauses or pursuant to paragraph (a) of this Section 4.07 to the extent that such reclassified

Indebtedness could be Incurred pursuant to such new clause or pursuant to paragraph (a) of this Section 4.07, as the case may be, at the time of such reclassification. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of Section 4.07(b). For further clarity, Indebtedness Incurred subsequent to the Issue Date may be Incurred under a Credit Facility pursuant to paragraph (a) of this Section 4.07, in addition to clauses (1) and (7) (with respect to Guarantees) of this paragraph (b), so long as the borrowing thereunder is permitted to be Incurred pursuant to that provision.

(d) For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this Section 4.07, Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included; *provided, however,* that Indebtedness Incurred pursuant to Guarantees issued under any Credit Facilities in respect of letters of credit shall be included as Incurred under the relevant Credit Facility and not pursuant to such letter of credit. Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock shall not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.07.

(e) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness denominated in a different currency, the U.S. dollar-equivalent principal amount of such Indebtedness Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred. Notwithstanding any other provision of this Section 4.07, (i) the maximum amount that the Issuer or a Restricted Subsidiary of the Issuer may Incur pursuant to this Section 4.07 shall not be deemed to be exceeded, with respect to outstanding Indebtedness, due solely to the results of fluctuations in the exchange rates of currencies and (ii), if otherwise permitted by this Section 4.07, the Issuer or any Restricted Subsidiary may refinance any Indebtedness originally Incurred in a currency other than U.S. dollars in compliance with a clause in paragraph (b) of this Section 4.07 notwithstanding that the U.S. dollar-equivalent principal amount of such Indebtedness on the date of such refinancing would exceed the maximum amount that the Issuer or a Restricted Subsidiary could Incur pursuant to such clause.

(f) The Issuer shall not Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Issuer unless it is subordinate in right of payment to the Notes to the same extent. The Issuer shall not permit any Guarantor to Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of such Guarantor unless it is subordinate in right of payment to such Guarantor's Note Guarantee to the same extent. For purposes of the foregoing, no Indebtedness shall be deemed to be subordinated in right of payment to any other Indebtedness of the Issuer or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

SECTION 4.08 Limitation on Liens. The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien securing Indebtedness (other than Permitted Liens) upon any of their property or assets, whether owned on the date of this Indenture or acquired after such date, unless all payments due under this Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the Notes or the related Note Guarantees, prior or senior thereto, with the same relative priority as the Notes shall have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

SECTION 4.09 Limitation on Restricted Payments.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay (without duplication) any dividend or make any other payment or distribution on account of the Issuer's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuer's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of the Issuer or (y) to the Issuer or a Restricted Subsidiary of the Issuer);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) any Equity Interests of the Issuer or any Restricted Subsidiary thereof held by Persons other than the Issuer or any of its Restricted Subsidiaries;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or any Note Guarantees, except (i) a payment of interest or principal at the Stated Maturity thereof or (ii) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.07(a); and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (8), (9) and (10) of Section 4.09(b)), is less than the sum, without duplication, of:

(A) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), *plus*

(B) 100% of the aggregate net cash proceeds received by the Issuer since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of the Issuer or from the Incurrence of Indebtedness of the Issuer that has been converted into or exchanged for such Equity Interests (other than Equity Interests sold to, or Indebtedness issued to or held by, a Subsidiary of the Issuer), *plus*

(C) with respect to Restricted Investments made by the Issuer and its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in such Restricted Investments in any Person resulting (i) from repayments of loans or advances, or other transfers of assets, in each case to the Issuer or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Restricted Investment or from repurchases or redemptions of such Restricted Investments (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income), (ii) from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or (iii) from redesignations of Unrestricted

Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Restricted Investments previously made by the Issuer or any Restricted Subsidiary in such Person or Unrestricted Subsidiary after the Issue Date.

(b) The preceding provisions of this Section 4.09 shall not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of this Indenture;

(2) the payment of any dividend by a Restricted Subsidiary of the Issuer to the holders of its Equity Interests on a pro rata basis;

(3) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Issuer or any Guarantor or of any Equity Interests of the Issuer or any Restricted Subsidiary out of the net cash proceeds of a contribution to the common equity capital of the Issuer or in exchange for, or out of the net cash proceeds of a sale within 30 days thereof (other than to a Subsidiary of the Issuer) of, Equity Interests (other than Disqualified Stock) of the Issuer; *provided* that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from Section 4.09(a)(3)(B);

(4) the defeasance, redemption, repurchase or other acquisition of Indebtedness subordinated to the Notes or the Note Guarantees with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness;

(5) Investments acquired as a contribution to the Issuer's common equity capital or in exchange for, or out of the net cash proceeds of a sale within 30 days thereof of, Equity Interests (other than Disqualified Stock) of the Issuer; *provided* that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange shall be excluded from Section 4.09(a)(3)(B);

(6) the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants to the extent that such Capital Stock represents all or a portion of the exercise price thereof and the withholding of a portion of the Capital Stock granted or awarded to pay taxes associated therewith;

(7) so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer held by any current or former employee, director or consultant of the Issuer (or

any of its Restricted Subsidiaries) or their assigns, estates and heirs pursuant to the terms of any employee equity subscription agreement, stock option agreement, employee benefit or similar agreement entered into in the ordinary course of business; *provided* that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any calendar year shall not exceed $1.0 million plus, for any calendar year subsequent to the year ended December 31, 2006, the aggregate amount by which such repurchases, redemptions, acquisitions or retirements in the two prior calendar years was less than $1.0 million;

(8) so long as no Default has occurred and is continuing or would be caused thereby, make payments on intercompany Indebtedness held by the Issuer or a Guarantor, the incurrence of which was permitted by clause (6) of paragraph (b) of Section 4.07;

(9) so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $10.0 million;

(10) prior to January 1, 2006, so long as no Default has occurred and is continuing or would be caused thereby, repurchases by the Issuer of its Common Stock pursuant to a normal course issuer bid in an aggregate amount not to exceed $10.0 million; and

(11) beginning on January 1, 2006, so long as no Default has occurred and is continuing or would be caused thereby, repurchases by the Issuer of its Common Stock pursuant to a normal course issuer bid in an aggregate amount not to exceed $10.0 million in any calendar year; *provided, however,* that, at the time of each such Restricted Payment (a) the Consolidated Leverage Ratio of the Issuer for the Measurement Period would have been less than 3.0 to 1, and (b) the Issuer would have had Available Cash in excess of $1.00 for the Measurement Period.

(c) The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Subsidiary, as the case may be, pursuant to the Restricted Payment. If the Issuer or a Restricted Subsidiary makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Issuer be permitted under this Section 4.09 and other relevant provisions of this Indenture, such Restricted Payment shall be deemed to have been made in compliance with this Indenture notwithstanding any subsequent restatements made in good faith to the Issuer's financial statements as required or otherwise requested by the Issuer's independent auditors, a Canadian securities commission or other regulator.

SECTION 4.10 Limitation on Asset Sales.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination thereof. For purposes of this provision, each of the following shall be deemed to be cash:

(A) any liabilities (as shown on the Issuer's or such Restricted Subsidiary's most recent balance sheet) of the Issuer or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms subordinated to the Notes or any Note Guarantee and liabilities to the extent owed to the Issuer or any Subsidiary of the Issuer) that are assumed by the transferee of any such assets or Equity Interests to the extent that the Issuer or such Restricted Subsidiary has no further liability for such liabilities; and

(B) any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are converted, sold, monetized or exchanged by the Issuer or such Restricted Subsidiary into or for, as applicable, cash within 90 days of receipt (to the extent of the cash received in that conversion).

(b) Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Issuer or such Restricted Subsidiary, as the case may be, may apply such Net Proceeds at its option:

(1) to repay Indebtedness secured by such assets or secured Indebtedness under any Credit Facility (other than any such Indebtedness that is subordinate in right of payment to the Notes) and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) if the Asset Sale is by a Restricted Subsidiary that is not a Guarantor, to permanently repay Indebtedness of that Restricted Subsidiary;

(3) to make a capital expenditure in or that is used or useful in a Permitted Business of the Issuer or a Restricted Subsidiary; or

(4) to purchase Replacement Assets (or enter into a legally binding agreement to purchase such Replacement Assets within 90 days after the date of such

binding agreement; *provided, however,* that if any such legally binding agreement to invest such Net Proceeds is terminated, then the Issuer may within 30 days of such termination or 365 days after the receipt of any Net Proceeds from an Asset Sale, whichever is later, invest such Net Proceeds as provided in clause (1), (2) or (3) hereof or to purchase other Replacement Assets; *provided, further,* that if the Net Proceeds are not so applied, they shall immediately be deemed to be Excess Proceeds (as defined below)).

Pending the final application of any Net Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by this Indenture.

(c) On the 366th day after an Asset Sale or such earlier date, if any, as the Issuer determines not to apply the Net Proceeds relating to such Asset Sale as set forth in preceding paragraph (each such date being referred as an "Excess Proceeds Trigger Date"), such aggregate amount of Net Proceeds that has not been applied on or before the Excess Proceeds Trigger Date as permitted in the preceding paragraph (b) ("Excess Proceeds") shall be applied by the Issuer to make an offer (an "Asset Sale Offer") to all Holders of Notes and all holders of other Indebtedness that is *pari passu* with the Notes or any Note Guarantee containing provisions similar to those set forth in this Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of Notes (including any Additional Notes) and such other *pari passu* Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer shall be equal to 100% of the principal amount of the Notes and such other *pari passu* Indebtedness plus accrued and unpaid interest to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), and shall be payable in cash.

(d) The Issuer may defer the Asset Sale Offer until there are aggregate unutilized Excess Proceeds equal to or in excess of $15.0 million resulting from one or more Asset Sales, at which time the entire unutilized amount of Excess Proceeds (not only the amount in excess of $15.0 million) shall be applied as provided in the preceding paragraph (c). If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use such Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and such other *pari passu* Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other *pari passu* Indebtedness shall be purchased on a pro rata basis based on the principal amount of Notes and such other *pari passu* Indebtedness tendered. Upon completion of each Asset Sale Offer, the Excess Proceeds subject to such Asset Sale shall no longer be deemed to be Excess Proceeds.

(e) In the event that, pursuant to this Section, the Issuer shall be required to make an Asset Sale Offer it shall follow the procedures specified in paragraphs (f) through (j) below. The Asset Sale Offer shall be made to all Holders.

(f) Within five Business Days after the Issuer is obligated to make an Asset Sale Offer, the Issuer shall send written notice of the Asset Sale Offer, by first class mail, to each

Holder of the Notes, at such Holder's address appearing in the Security Register, with a copy to the Trustee. The notice shall (i) contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer and (ii) be accompanied by such information regarding the Issuer and its Subsidiaries as the Issuer in good faith believes shall enable Holders to make an informed decision with respect to such Asset Sale Offer. The notice, which shall govern the terms of the Asset Sale Offer, shall state:

(1) that the Asset Sale Offer is being made pursuant to this Section 4.10;

(2) the purchase price and the Asset Sale Offer Amount (as defined below);

(3) the repurchase date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act and any applicable securities laws or regulations (the "Asset Sale Purchase Date");

(4) that any Note (or portion thereof) not tendered or accepted for payment shall continue to accrue interest;

(5) that, unless the Issuer defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest after the Asset Sale Purchase Date;

(6) that Holders electing to have a Note purchased pursuant to an Asset Sale Offer may elect to have Notes purchased in integral multiples of $1,000 only;

(7) that Holders electing to have a Note purchased pursuant to any Asset Sale Offer shall be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, or transfer the Note by book-entry transfer, to the Issuer, a depositary, if appointed by the Issuer, or a Paying Agent at the address specified in the notice at least three Business Days before the Asset Sale Purchase Date;

(8) that Holders shall be entitled to withdraw their election if the Issuer, the depositary or the Paying Agent, as the case may be, receives, not later than two Business Days before the Asset Sale Purchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(9) that, if the aggregate principal amount of Notes and other *pari passu* Indebtedness surrendered exceeds the Asset Sale Offer Amount (as hereinafter defined), the Issuer shall select the Notes and such other *pari passu* Indebtedness to be purchased on a *pro rata* basis (with such adjustments as may be deemed appropriate by the Issuer so that only Notes in denominations of $1,000, or integral multiples thereof, shall be purchased); and

(10) that Holders whose Notes were purchased only in part shall be issued, without charge, new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

(g) On the Asset Sale Purchase Date, the Issuer shall, to the extent lawful:

(1) accept for payment, on a *pro rata* basis to the extent necessary, the principal amount of Notes and other *pari passu* Indebtedness required to be purchased pursuant to this Section 4.10 (the "Asset Sale Offer Amount") or portions thereof tendered pursuant to the Asset Sale Offer, or, if less than the Asset Sale Offer Amount has been tendered, all Notes and other *pari passu* Indebtedness tendered in response to the Asset Sale Offer;

(2) deposit with the Paying Agent an amount equal to the purchase price in respect of all Notes or portions thereof so accepted; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuer.

(h) The Issuer, the depositary or the Paying Agent, as the case may be, shall promptly (but in any case no later than three Business Days after the Asset Sale Purchase Date) mail or deliver to each Holder that has properly tendered its Notes pursuant to the Asset Sale Offer an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Issuer for purchase, and the Issuer shall promptly issue, and either Trustee shall authenticate and mail (or cause to be transferred by book entry) to each such Holder, a new Note in a principal amount equal to any unpurchased portion of the Note surrendered, if any; provided that each such new Note shall be in a principal amount of $1,000 or an integral multiple thereof. Any Note not so accepted shall be promptly mailed or delivered by the Issuer to the Holder thereof. The Issuer shall publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date.

(i) If an Asset Sale Purchase Date is on or after a Record Date and on or prior to the related Interest Payment Date, the accrued and unpaid interest payable on such Interest

Payment Date shall be paid on such Interest Payment Date to the Person in whose name the Note is registered at the close of business on such Record Date.

(j) The Issuer shall comply, to the extent applicable, with the requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act and any other securities laws or regulations in connection with each repurchase of Notes pursuant to this Section 4.10. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.10, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section by virtue of such compliance.

SECTION 4.11 Limitation on Transactions with Affiliates.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm's-length transaction by the Issuer or such Restricted Subsidiary with a Person that is not an Affiliate of the Issuer or any of its Restricted Subsidiaries; and

(2) the Issuer delivers to the Trustee:

(A) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a Board Resolution set forth in an Officers' Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this Section 4.11 and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Issuer; and

(B) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to the Issuer or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing in Canada or the United States.

(b) The following items shall not be deemed to be Affiliate Transactions and, therefore, shall not be subject to the provisions of paragraph (a) of this Section 4.11:

(1) transactions between or among the Issuer and/or its Restricted Subsidiaries;

(2) payment of reasonable and customary fees (including the issuance of securities, awards or grants pursuant to stock option plans, benefit plans or similar plans) to, and reasonable and customary indemnification and similar payments on behalf of, directors of the Issuer or any Restricted Subsidiary;

(3) Restricted Payments that are permitted to be made pursuant to Section 4.09 or Permitted Investments (other than pursuant to clause (3) of such definition);

(4) any issuance or sale of Equity Interests (other than Disqualified Stock) of the Issuer and the granting of registration and other customary rights in connection therewith;

(5) transactions pursuant to agreements or arrangements in effect on the Issue Date (except any exercise of the option to purchase Katahdin Paper Company LLC), or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to the Issuer and its Restricted Subsidiaries than the agreement or arrangement in existence on the Issue Date;

(6) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Issuer or any of its Restricted Subsidiaries with officers, employees and consultants of the Issuer or any of its Restricted Subsidiaries and the payment of compensation to current or former officers, employees and consultants of the Issuer or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option, stock awards or similar plans), so long as such agreement or payment has been approved by a majority of the disinterested members of the Board of Directors of the Issuer;

(7) loans or advances to employees, consultants, officers or directors of the Issuer or any of its Restricted Subsidiaries for commission, travel, entertainment, moving, relocation or similar loans or advances, or Guarantees in respect thereof or otherwise made on their behalf (including payment on any such Guarantees), made in the ordinary course of business and in compliance with applicable law and not to exceed $2.0 million in the aggregate outstanding (without giving effect to the forgiveness of any such loan) at any one time;

(8) (a) sales, leases, conveyances or other transfers or dispositions of Receivables and other Related Assets or (b) Standard Securitization Undertakings, in each case in connection with a Qualified Receivables Transaction, and acquisitions of Permitted Investments in connection with a Qualified Receivables Transaction;

(9) transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, Capital Stock in, or controls, such Person;

(10) tax sharing agreements entered into in good faith with an Unrestricted Subsidiary to apportion tax liabilities between the Issuer and its Restricted Subsidiaries and such Unrestricted Subsidiary that may arise if such Unrestricted Subsidiary is determined for tax purposes to be part of a consolidated group with the Issuer or one or more of its Restricted Subsidiaries;

(11) transactions with Premium Paper Holdco, LLC or Katahdin Paper Company LLC or any successors or Affiliates of such entities in connection with (a) the management and operation of these entities, (b) the sale and marketing of paper, pulp or other products of these entities, and (c) the purchase of pulp from these entities; *provided* that any such transaction complies with the requirements of clause (1) of paragraph (a) of this Section 4.11;

(12) transactions with Brascan Corporation or Norbord Inc. or any of their subsidiaries, Affiliates or successors in connection with (a) the provision of administrative, taxation, treasury and other similar corporate services by these entities, (b) the sale of the Issuer's or a Restricted Subsidiary's lumber by or through these entities, (c) the sale of fiber (including wood chips, roundwood or timber) to, or purchase of such materials from, these entities, (d) the purchase of electricity from these entities, or (e) the provision of financing or financial support through credit facilities, foreign exchange facilities and other financing arrangements by these entities; *provided* that any such transaction complies with the requirements of clause (1) and, in the case of clause (c), (d) and (e), clause (2)(A) of paragraph (a) of this Section 4.11; and

(13) sales or other transfers or dispositions of any Deferred Payment Obligation in connection with the monetization thereof and acquisitions of Permitted Investments described under clause (15) of the definition of Permitted Investments in connection with the monetization of any Deferred Payment Obligation; *provided*, that the Board of Directors of the Issuer has determined in good faith that the monetization transaction is in the aggregate economically fair and

reasonable to the Issuer and the Subsidiaries involved in such transaction.

SECTION 4.12 Change of Control.

(a) If a Change of Control occurs, the Issuer shall be obligated to make an offer to purchase the Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Payment") in cash equal to not less than 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest to the date of repurchase (the "Change of Control Payment Date"); *provided*, *however*, that if the Change of Control Payment Date is on or after a Record Date and on or prior to the related Interest Payment Date, any accrued and unpaid interest payable on such Interest Payment Date shall be paid on such Interest Payment Date to the Person in whose name the Note is registered at the close of business on such Record Date.

(b) Not later than 30 days following any Change of Control (or, at the Issuer's option, prior to any Change of Control but after it is publicly announced), unless the Issuer has given notice to redeem under Section 3.01, the Issuer shall send a notice of the Change of Control Offer, by first-class mail, with a copy to the Trustee, to each Holder of Notes, at such Holder's address appearing in the Security Register, stating:

(1) that a Change of Control has occurred or will occur and the date of such event and that a Change of Control Offer is being made pursuant to Section 4.12 of this Indenture and that all Notes timely tendered shall be accepted for payment, *provided* that, if such notice is mailed prior to a Change of Control, that the Change of Control Offer shall be conditional on the Change of Control occurring;

(2) the Change of Control Payment;

(3) the Change of Control Payment Date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with the requirements under the Exchange Act and any applicable securities laws or regulations, *provided* that the Change of Control Payment Date shall be no earlier than the date of the Change of Control;

(4) that any Note (or portion thereof) not tendered or accepted for payment shall continue to accrue interest;

(5) that, unless the Issuer defaults in making payment of the Change of Control Payment, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

(6) that Holders electing to have a Note purchased pursuant to any Change of Control Offer shall be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse

of the Note completed, or transfer the Note by book-entry transfer, to the Issuer, a depositary, if appointed by the Issuer, or a Paying Agent at the address specified in the notice at least three Business Days before the Change of Control Payment Date;

(7) that Holders shall be entitled to withdraw their election if the Issuer, the depositary or the Paying Agent, as the case may be, receives, not later than two Business Days before the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(8) the circumstances and relevant facts regarding the Change of Control; and

(9) the procedures that Holders of Notes must follow in order to tender their Notes (or portions thereof) for payment, and the procedures that Holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

(c) On the Change of Control Payment Date, the Issuer shall, to the extent lawful:

(1) accept for payment all Notes or portions thereof (equal to $1,000 or an integral multiple thereof) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuer.

(d) The Paying Agent shall promptly (but in any case no later than three Business Days after the Change of Control Payment Date) mail or wire transfer to each Holder that has properly tendered its Notes pursuant to the Change of Control Offer an amount equal to the Change of Control Payment for such Notes, and the Issuer shall promptly issue, and either Trustee shall promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new Note in a principal amount equal to any unpurchased portion of the Notes surrendered, if any; *provided* that each such new Note shall be in a principal amount of $1,000 or an integral multiple thereof.

(e) The Issuer shall not be required to make a Change of Control Offer following a Change of Control (or in advance of a Change of Control but after the public announcement of the transaction that would, if consummated, result in a Change of Control) if a third party makes the Change of Control Offer in the manner, at the times and otherwise

in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

(f) The Issuer shall comply, to the extent applicable, with the requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.12, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.12 by virtue of such compliance.

SECTION 4.13 Limitation on Sale and Leaseback Transactions. The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; *provided* that the Issuer or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1) the Issuer or such Restricted Subsidiary, as applicable, could have (a) Incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction and (b) incurred a Lien to secure such Indebtedness pursuant to Section 4.08;

(2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of that Sale and Leaseback Transaction; and

(3) the transfer of assets in that Sale and Leaseback Transaction is permitted by or not prohibited by Section 4.10.

SECTION 4.14 Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Restricted Subsidiary of the Issuer (except a Restricted Subsidiary for which the Thurso Operations constitute the only properties and assets) to any Person (other than the Issuer or a Wholly Owned Restricted Subsidiary of the Issuer), unless:

(1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Restricted Subsidiary owned by the Issuer and its Restricted Subsidiaries; and

(2) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with Section 4.10.

(b) In addition, the Issuer shall not permit any Restricted Subsidiary of the Issuer (except a Restricted Subsidiary for which the Thurso Operations constitute the only properties and assets) to issue any of its Equity Interests (other than, if necessary, shares of

its Capital Stock constituting directors' qualifying shares or issuances of shares of Capital Stock of foreign Restricted Subsidiaries to foreign nationals, to the extent required by applicable law) to any Person other than to the Issuer or a Wholly Owned Restricted Subsidiary of the Issuer.

SECTION 4.15 Guarantees by Restricted Subsidiaries.

(a) If the Issuer or any of its Restricted Subsidiaries acquires or creates another Restricted Subsidiary that is a Domestic Subsidiary on or after the Issue Date, then that newly acquired or created Restricted Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee. The foregoing provisions of this Section 4.15(a) shall not apply to any Receivables Subsidiary or Installment Note Subsidiary.

(b) The Issuer shall not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee the payment of any other Indebtedness of the Issuer or any other Restricted Subsidiary thereof unless such Restricted Subsidiary is a Guarantor or simultaneously (1) delivers to the Trustee an Opinion of Counsel and (2) executes a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee shall be senior to or *pari passu* with such Subsidiary's Guarantee of such other Indebtedness.

SECTION 4.16 Limitation on Restrictions on Distributions from Restricted Subsidiaries.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Issuer or any of its Restricted Subsidiaries or pay any liabilities owed to the Issuer or any of its Restricted Subsidiaries (it being understood that the priority of any Preferred Stock as to dividends or liquidation prior to dividends or liquidation on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries (it being understood that the subordination of loans and advances made to the Issuer or any Restricted Subsidiary to other Indebtedness Incurred by the Issuer or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries (it being understood that such transfers shall not include any type of transfer described in clause (1) or (2) above).

(b) However, the restrictions in paragraph (a) of this Section 4.16 shall not apply to encumbrances or restrictions:

(1) existing under, by reason of or with respect to the Credit Facilities in effect on the Issue Date, Existing Indebtedness or any other agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof; *provided* that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those contained in such Credit Facilities, Existing Indebtedness or such other agreements, as the case may be, as in effect on the Issue Date;

(2) set forth in this Indenture, the Notes and the Note Guarantees;

(3) existing under, by reason of or with respect to applicable law, rule, regulation or order of any governmental authority;

(4) with respect to any Person or the property or assets of a Person acquired by the Issuer or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof; *provided* that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5) in the case of clause (3) of paragraph (a) of this Section 4.16:

(A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license, conveyance or similar contract, or the assignment or transfer of any such lease, license or other contract,

(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Issuer or any Restricted Subsidiary thereof not otherwise prohibited by this Indenture,

(C) contained in Liens securing Indebtedness of the Issuer or a Restricted Subsidiary otherwise permitted to be Incurred

under Section 4.08 that limit the right of the debtor to dispose of the properties or assets subject to such Liens,

(D) pursuant to customary provisions restricting dispositions of real property interests set forth in any easement agreements of the Issuer or any Restricted Subsidiary,

(E) contained in purchase money obligations, mortgages, Capital Lease Obligations, industrial revenue bonds or operating leases that impose customary encumbrances or restrictions on the asset so acquired or covered thereby, or

(F) customary restrictions contained in asset sale agreements and stock sale agreements limiting the transfer of such properties or assets pending the closing of such sale;

(6) existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions by that Restricted Subsidiary pending such sale or other disposition;

(7) restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords, or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(8) existing under, by reason of or with respect to customary provisions with respect to the disposition or distribution of assets or property, in each case contained in joint venture agreements entered into in the ordinary course of business and which the Board of Directors of the Issuer determines in good faith shall not adversely affect the Issuer's ability to make payments of principal or interest payments on the Notes;

(9) existing under, by reason of or with respect to customary provisions in joint venture agreements or similar agreements restricting the transfer of ownership interests in such joint venture;

(10) contained in any Permitted Refinancing Indebtedness; *provided* that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(11) contained in customary restrictions imposed on the transfer and assignment of intellectual property;

(12) existing under or by reason of Indebtedness or other contractual requirements of the Issuer, a Subsidiary or a Receivables Subsidiary or any Standard Securitization Undertaking, in each case in connection with a Qualified Receivables Transaction; *provided* that such restrictions apply only to the Issuer, such Subsidiary or such Receivables Subsidiary, as the case may be, and Receivables and Related Assets; and

(13) existing under or by reason of Indebtedness incurred under clause (19) of Section 4.07(b); *provided,* that such encumbrance or restriction applies only to the Deferred Payment Obligation securing or otherwise supporting such Indebtedness.

SECTION 4.17 Designation of Unrestricted and Restricted Subsidiaries.

(a) The Board of Directors of the Issuer may designate any Restricted Subsidiary of the Issuer to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by the Issuer or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated shall be deemed to be an Incurrence of Indebtedness by the Issuer or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under Section 4.07;

(2) the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Issuer or any Restricted Subsidiary of any Indebtedness of such Subsidiary) shall be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under Section 4.09;

(3) such Subsidiary does not hold any Liens on any property of the Issuer or any Restricted Subsidiary thereof;

(4) the Subsidiary being so designated:

(A) is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer;

(B) is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation

(i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(C) has at least one director on its Board of Directors that is not a director or officer of the Issuer or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or officer of the Issuer or any of its Restricted Subsidiaries; and

(5) no Default or Event of Default would be in existence following such designation.

(b) Any designation of a Restricted Subsidiary of the Issuer as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by this Indenture. If, at any time, any Unrestricted Subsidiary (x) would fail to meet any of the requirements described in Section 4.17(a)(4)(A) or (B) above, or (y) fails to meet the requirement described in Section 4.17(a)(4)(C) above and such failure continues for a period of 90 days, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary shall be deemed to be Incurred or made by a Restricted Subsidiary of the Issuer as of such date.

(c) The Board of Directors of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation shall be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under Section 4.07;

(2) all outstanding Investments owned by such Unrestricted Subsidiary shall be deemed to be made as of the time of such designation and such designation shall only be permitted if such Investments would be permitted under Section 4.09;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under Section 4.08; and

(4) no Default or Event of Default would be in existence following such designation.

SECTION 4.18 Additional Amounts for Canadian Withholding Taxes. All payments made by the Issuer under or with respect to the Notes, or by any Guarantor pursuant to the

Note Guarantees, shall be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any local, provincial or federal authority or agency therein or thereof having power to tax ("Taxes"), unless the Issuer or such Guarantor is required to withhold or deduct Taxes under Canadian law or by the interpretation or administration thereof. If, after the Issue Date, the Issuer or such Guarantor, as the case may be, is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes or the Note Guarantees, as the case may be, the Issuer or such Guarantor, as the case may be, shall pay to each holder of Notes that are outstanding on the date of the required payment, such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by such holder (including the Additional Amounts) after such withholding or deduction shall not be less than the amount such holder would have received if such Taxes had not been withheld or deducted; *provided* that no Additional Amounts shall be payable with respect to a payment made to a holder or beneficial owner of the Notes (an "Excluded Holder"): (i) with which the Issuer does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding, use or ownership, or deemed holding, use or ownership, of the Notes or the receipt of payments thereunder, (iii) which failed to duly and timely comply with a timely request of the Issuer to provide information, documents or other evidence concerning such holder's or beneficial owner's nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that (a) such holder and/or beneficial owner was legally able to comply with such request and (b) due and timely compliance with such request is required by applicable law as a precondition or reduction or elimination of, and would have reduced or eliminated, any Taxes as to which Additional Amounts would have otherwise been payable to such holder or beneficial owner but for this clause, (iv) which is a fiduciary or a partnership or not the sole beneficial owner of the relevant Note, if and to the extent that any beneficiary or settlor with respect to such fiduciary, any partner with respect to such partnership or any beneficial owner of such Note (as the case may be) would not have been entitled to receive Additional Amounts with respect to the payment in question had such beneficiary, settlor, partner or beneficial owner been the sole beneficial owner of such Note, (v) in respect of any estate, gift, inheritance, value added, excise, transfer, intangible or similar Tax, (vi) if and to the extent that such payment could have been made without deduction or withholding of such Taxes had the relevant Note been presented for payment (where presentation is required for payment) within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof was duly provided for, whichever was later (except to the extent that such holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period), or (vii) any combination of the above clauses in this proviso. The Issuer or such Guarantor shall also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Issuer or the Guarantor shall furnish to the holders of Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, copies of tax receipts, if any, evidencing that such payment has been made by the Issuer or such Guarantor, as applicable. The Issuer or any Guarantor shall indemnify and hold harmless each holder or beneficial owner of Notes (without duplication) that are outstanding on the date of the required payment (other than an Excluded

Holder) and upon written request reimburse each such holder or beneficial owner for the amount of: (a) any Taxes so levied or imposed and paid by such holder or beneficial owner (without duplication) as a result of payments made under or with respect to the Notes, and (b) any Taxes imposed with respect to any reimbursement under clause (a) immediately above ((a) and (b) collectively, a "Reimbursement Payment").

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer becomes obligated to pay Additional Amounts with respect to such payment, the Issuer shall deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts shall be payable, and the amounts so payable and shall set forth such other information as is necessary to enable the Trustee to pay such Additional Amounts to the Holders of the Notes on the payment date. Whenever in this Indenture there is mentioned, in any context: (i) the payment of principal (and premium, if any), (ii) purchase prices in connection with a repurchase or a redemption of Notes, (iii) interest, or (iv) any other amount payable on or with respect to any of the Notes or the Note Guarantees, such mention shall be deemed to include mention of the payment of Additional Amounts and Reimbursement Payments provided for in this section to the extent that, in such context, Additional Amounts or Reimbursement Payments are, were or would be payable in respect thereof.

SECTION 4.19 Payment of Taxes and Other Claims. The Issuer shall pay or discharge and shall cause each of the Subsidiaries to pay or discharge, or cause to be paid or discharged, before the same shall become delinquent (a) all material taxes, assessments and governmental charges levied or imposed upon (i) the Issuer or any such Subsidiary, (ii) the income or profits of any such Subsidiary which is a corporation or (iii) the property of the Issuer or any such Subsidiary and (b) all material lawful claims for labor, materials and supplies that, if unpaid, might by law become a Lien upon the property of the Issuer or any such Subsidiary; *provided, however*, that the Issuer shall not be required to pay or discharge, or cause to be paid or discharged, any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

SECTION 4.20 Reports to Holders.

(a) So long as any Notes are outstanding:

(1) if the Issuer is subject to the reporting requirements under the securities laws of Canada and is required to file information with one or more securities commissions in Canada (the "Canadian Commissions"), the Issuer shall furnish to the Trustee (and the Holders of the Notes and beneficial owners of the Notes, to the extent not otherwise available on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), as promptly as is reasonably practicable after such information has been filed (which filing shall be within the time periods specified in the Canadian Commissions' rules and regulations):

(A) all quarterly and annual financial information that the Issuer would be required to file with the Canadian Commissions as

if it was a reporting issuer under the securities laws of the Province of Ontario, including in each case a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Issuer's independent chartered accountants; and

(B) all material change reports and other current reports that the Issuer would be required to file with the Canadian Commissions as if it was a reporting issuer under the securities laws of the Province of Ontario; and

(2) if the Issuer is not subject to the reporting requirements under the securities laws of Canada or is otherwise not required to file information with the Canadian Commissions, the Issuer shall furnish to the Trustee and, upon request, to beneficial owners of the Notes and prospective investors a copy of all of the financial information and reports referred to in subclauses (A) and (B) of clause (1) above within the time periods specified in the Canadian Commissions' rules and regulations.

(b) At any time that the Issuer is no longer a public company listed on the Toronto Stock Exchange (or another national or similar securities exchange in either Canada or the United States), or is not required to file (or furnish, as applicable) on SEDAR or on the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), as applicable, the reports and information required to be furnished under clause (1) of Section 4.20(a), the Issuer shall also:

(1) hold a quarterly conference call to discuss the information contained in the annual and quarterly reports required to be furnished under clause (2) of Section 4.20(a) (the "Financial Reports") not later than 5 Business Days from the time the Issuer furnishes such information to the Trustee;

(2) no fewer than 3 Business Days prior to the date of the conference call required to be held in accordance with clause (1) above, issue a press release to the appropriate U.S. wire services announcing, or utilize other means that will, in the reasonable judgment of the Issuer, advise beneficial owners of, the time and date of such conference call and directing the beneficial owners of the Notes, prospective investors and securities analysts to contact the investor relations office of the Issuer to obtain the Financial Reports to be furnished under clause (2) of Section 4.20(a) and information on how to access such conference call; and

(3) either (x) maintain a non-public website to which beneficial owners of the Notes, prospective investors and securities analysts are given

access and to which the Financial Reports and conference call access details are posted or (y) distribute via electronic mail such Financial Reports and conference call details to beneficial owners of the Notes, prospective investors and securities analysts who request to receive such distributions.

(c) If the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries (and such Unrestricted Subsidiary, either individually or taken together with all other Unrestricted Subsidiaries as a group, would constitute a Significant Subsidiary), then the quarterly and annual financial information required by this Section 4.20 shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

(d) In addition, for so long as any Notes remain outstanding, the Issuer and the Guarantors shall furnish to the holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

SECTION 4.21 Waiver of Stay, Extension or Usury Laws. The Issuer and each of the Guarantors covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, or plead (as a defense or otherwise) or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law which would prohibit or forgive any of the Issuer and the Guarantors from paying all or any portion of the principal of, premium, if any, and/or interest on the Notes or the Note Guarantees as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture; and (to the extent that they may lawfully do so) each of the Issuer and the Guarantors hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 4.22 Further Instruments and Acts. Upon request of the Trustee (but without imposing any duty or obligation of any kind on the Trustee to make any such request), the Issuer and the Guarantors shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

ARTICLE FIVE

MERGER, CONSOLIDATION OR SALE OF ASSETS

SECTION 5.01 Merger, Consolidation or Sale of Assets.

(a) The Issuer shall not, directly or indirectly: (I) consolidate or amalgamate with or merge with or into another Person (whether or not the Issuer is the surviving corporation) or (II) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the

properties and assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (i) is a corporation organized or existing under the laws of Canada or any province or territory thereof or the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of the Issuer under the Notes and this Indenture pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction, no Default or Event of Default exists;

(3) immediately after giving effect to such transaction on a pro forma basis, the Issuer or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made:

(i) shall be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.07(a); or

(ii) shall have a Fixed Charge Coverage Ratio that exceeds the Issuer's Fixed Charge Coverage Ratio as existing immediately prior to the transaction;

(4) each Guarantor, unless such Guarantor is the Person with which the Issuer has entered into a transaction under this Section 5.01, shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of the Issuer or the Surviving Person in accordance with the Notes and this Indenture; and

(5) the Issuer delivers to the Trustee an Officers' Certificate and Opinion of Counsel, in each case stating that such transaction and such agreement comply with this Section 5.01 and that all conditions precedent provided for in this Indenture relating to such transaction have been complied with;

provided, however, that clause (3) of this paragraph (a) of Section 5.01 shall not apply to any merger, amalgamation, consolidation or sale, assignment, transfer, conveyance or other disposition of assets (x) between or among the Issuer and any of its Restricted Subsidiaries or (y) entered into exclusively for the purpose of reincorporating an entity in another jurisdiction.

(b) The Issuer and its Restricted Subsidiaries may not, directly or indirectly, lease all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries considered as one enterprise, in one or more related transactions, to any other Person.

SECTION 5.02 Successor Substituted. Upon any consolidation, amalgamation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Issuer in accordance with paragraph (a) of Section 5.01, the successor corporation formed by such consolidation or amalgamation or into or with which the Issuer is merged or to which such sale, assignment, transfer, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, amalgamation, merger, sale, assignment, conveyance or other disposition, the provisions of this Indenture referring to the "Issuer" shall refer instead to the successor corporation and not to the Issuer), and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer in this Indenture.

ARTICLE SIX

DEFAULTS AND REMEDIES

SECTION 6.01 Events of Default.

(a) Events of Default, wherever used herein, means any of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court of any order, rule or regulation of any administrative or governmental body):

(1) failure to make the payment of any interest on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days;

(2) failure to make the payment of any principal of, or premium, if any, on the Notes when the same becomes due and payable (whether at maturity, upon acceleration, redemption or otherwise);

(3) failure by the Issuer or any of its Restricted Subsidiaries to comply with Sections 4.10, 4.12 or Article Five;

(4) failure by the Issuer or any of its Restricted Subsidiaries for 60 days after written notice given to the Issuer by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the agreements in this Indenture (other than a default in the performance of, or failure to comply with, a covenant or agreement that is the subject of the foregoing clause (1), (2) or (3) of this Section 6.01);

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Issuer or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Issuer or any of its Restricted Subsidiaries) whether such

Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(A) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness (a "Payment Default"); or

(B) results in the acceleration of such Indebtedness prior to its maturity,

and, in each case, the amount of any such Indebtedness, together with the amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more (or its foreign currency equivalent at the time);

(6) failure by the Issuer or any of its Restricted Subsidiaries to pay final judgments (net of applicable insurance coverage, provided that the Issuer or such Restricted Subsidiary has submitted a claim for that judgment and the provider of such insurance has not disputed such coverage and has the ability to perform) aggregating in excess of $7.0 million (or its foreign currency equivalent at the time), which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by this Indenture, any Note Guarantee of a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any such Guarantor, shall deny or disaffirm its obligations under its Note Guarantee;

(8) if the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of Bankruptcy Law:

(A) commences proceedings to be adjudicated bankrupt or insolvent;

(B) consents to the institution or bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under applicable Bankruptcy Law;

(C) consents to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or other similar official of it or for all or substantially all of its property;

(D) makes a general assignment for the benefit of its creditors; or

(E) admits in writing its inability to pay its debts generally as they become due; and

(9) if a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, in a proceeding in which the Issuer or any such Restricted Subsidiary, that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, is to be adjudicated bankrupt or insolvent;

(B) appoints a receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, or for all or substantially all of the property of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(C) orders the liquidation of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days.

(b) If a Default or an Event of Default occurs and is continuing and is known to a Trust Officer of the Trustee, the Trustee shall notify each Holder in accordance with the provisions of Section 7.05. The Issuer shall also notify the Trustee of the occurrence of any Default or Event of Default in accordance with the requirements of Section 4.06.

SECTION 6.02 Acceleration.

(a) If an Event of Default specified in Section 6.01(a)(8) or (9) above occurs and is continuing, then the principal amount of (and premium, if any), and accrued but unpaid interest on, all of the outstanding Notes shall *ipso facto* become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Issuer (and to the Trustee if the notice is given by the Holders) specifying the Event of Default. Upon any such acceleration, the principal amount of, and premium, if any, and accrued but unpaid interest to the date of the declaration on, all of the Notes shall become immediately due and payable.

(b) At any time after a declaration of acceleration under this Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer and the Trustee, may rescind and annul such declaration of acceleration and its consequences (except a continuing Event of Default in the payment of interest on, or the principal of, the Notes) if:

(i) the Issuer or the Guarantors have paid or deposited with the Trustee a sum sufficient to pay:

(A) all overdue interest, if any, on all Notes then outstanding;

(B) all unpaid principal and premium, if any, on any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes;

(C) to the extent that payment of such interest is lawful, interest upon overdue interest, if any, at the rate borne by the Notes; and

(D) all sums paid or advanced by the Trustee under this Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(iii) all Events of Default, other than the non-payment of amounts of principal of, premium, if any, and interest, if any, on the Notes that has become due solely by such declaration of acceleration, have been cured or waived as provided in Section 6.04.

provided, however, that no such rescission shall affect any subsequent default or impair any right consequent thereon.

SECTION 6.03 Other Remedies. If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem necessary to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name and as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee,

its agents and counsel, be for the ratable benefit of the Holders in respect of which such judgment has been recovered.

SECTION 6.04 Waiver of Past Defaults. The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under this Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes. Except as provided in paragraph (b) of Section 6.02, upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

SECTION 6.05 Control by Majority. Subject to the provisions of Article 7 relating to the duties of the Trustee and the indemnification of the Trustee, the Holders of a majority in principal amount of the then outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes; *provided*, *however*, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes.

SECTION 6.06 Limitation on Suits. A Holder may not pursue any remedy with respect to this Indenture or the Notes unless:

(a) the Holder has previously given the Trustee written notice of a continuing Event of Default;

(b) the Holders of at least 25% in aggregate principal amount of outstanding Notes shall have made a written request to the Trustee to pursue such remedy;

(c) such Holder or Holders offer the Trustee indemnity reasonably satisfactory to the Trustee against any costs, liability or expense;

(d) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(e) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

A Holder may not use this Indenture to prejudice the rights of any other Holder or to obtain a preference or priority over another Holder.

SECTION 6.07 Unconditional Right of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, premium, if any, and interest, if any, on the Notes held by such Holder, on or after the

respective due dates expressed or provided for in the Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

SECTION 6.08 Collection Suit by Trustee.

(a) The Issuer covenants that if default is made in the payment of:

(i) any installment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(ii) the principal of (or premium, if any, on) any Note at the Stated Maturity thereof,

the Issuer shall, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal (and premium, if any), and interest, and interest on any overdue principal and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the amounts provided for in Section 7.07 and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(b) If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or any other obligor upon the Notes, wherever situated.

SECTION 6.09 Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07) and the Holders allowed in any judicial proceedings relative to the Issuer or any Guarantor, their creditors or their property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders at their direction in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.07.

Nothing herein contained shall be deemed to empower the Trustee to authorize or consent to, or accept or adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 6.10 Application of Money Collected. If the Trustee collects any money or other property (or the same is distributed) pursuant to this Article 6, it shall pay out the money or property in the following order:

FIRST: to the Trustee (including any predecessor Trustee) for amounts due under Section 7.07;

SECOND: to Holders for amounts due and unpaid on the Notes for principal of, premium, if any, and interest, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, if any, respectively; and

THIRD: to the Issuer, any Guarantor or any other obligors of the Notes, as their interests may appear, or as a court of competent jurisdiction may direct in writing.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10. At least 15 days before such record date, the Issuer shall mail to each Holder and the Trustee a notice that states the record date, the payment date and amount to be paid.

SECTION 6.11 Undertaking for Costs. A court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in the suit of an undertaking to pay the costs of such suit, and such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by Holders of more than 10% in aggregate principal amount of the outstanding Notes or to any suit by any Holder pursuant to Section 6.07.

SECTION 6.12 Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, any Guarantor, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 6.13 Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 6.14 Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 6.15 Record Date. The Issuer may set a record date for purposes of determining the identity of Holders entitled to vote or to consent to any action by vote or consent authorized or permitted by Sections 6.04, 6.05, 9.02 and 11.04. Unless the Issuer provides otherwise, such record date shall be the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of Holders furnished to the Trustee pursuant to Section 2.05 prior to such solicitation.

ARTICLE SEVEN

TRUSTEE

SECTION 7.01 Duties of Trustee.

(a) if an Event of Default has occurred and is continuing of which a Trust Officer of the Trustee has actual knowledge, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs;

(b) except during the continuance of an Event of Default of which a Trust Officer of the Trustee has actual knowledge, the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee. In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. In the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine same to determine whether they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein);

(c) the Trustee shall not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05; and

(iv) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it; and

(d) the Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer or any Guarantor. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law;

(e) whether or not therein expressly so provided and notwithstanding any other provision hereof to the contrary, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to a Trustee shall be subject to the provisions of this Section 7.01 and to the applicable provisions of Trust Indenture Legislation.

SECTION 7.02 Certain Rights of Trustee.

(a) Subject to Section 7.01:

(i) the Trustee may conclusively rely, and shall be fully protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper person;

(ii) before the Trustee acts or refrains from acting, it may require an Officers' Certificate or, except in connection with the original issuance of the Notes on the date hereof, an Opinion of Counsel, which shall conform to Section 12.05. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion;

(iii) the Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with due care by it hereunder;

(iv) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction;

(v) the Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers, provided that the Trustee's conduct does not constitute negligence or bad faith;

(vi) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

(vii) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer personally or by agent or attorney at the expense of the Company and, except as otherwise provided in Section 7.01(c) or required by Trust Indenture Legislation, shall incur no liability of any kind by reason of such inquiry or investigation;

(viii) except as otherwise provided in Section 7.01(c) or required by Trust Indenture Legislation, in no event shall the Trustee be responsible or liable for special indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action; and

(ix) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(b) A Trustee may request that the Issuer deliver an Officers' Certificate setting forth the names of the individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

SECTION 7.03 Individual Rights of Trustee. The Trustee, any Paying Agent, any Registrar or any other agent of the Issuer or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and, subject to TIA Sections 310(b) and 311, may otherwise deal with the Issuer with the same rights it would have if it were not Trustee, Paying Agent, Registrar or such other agent.

SECTION 7.04 Trustee's Disclaimer. The recitals contained herein and in the Notes, except for the Trustee's certificates of authentication, shall be taken as the statements of the Issuer, and the Trustee assumes no responsibility for their correctness. Neither Trustee makes any

representations as to the validity or sufficiency of this Indenture or of the Notes, except that each of the Trustees represents that it is duly authorized to execute and deliver this Indenture, authenticate the Notes and perform its obligations hereunder and that there is no material conflict of interest between the Trustee's role as trustee and its role in any other capacity and agrees that the statements made by it in a Statement of Eligibility on Form T-1, if any, supplied to the Issuer will be true and accurate, subject to the qualifications set forth therein. The Trustee shall not be accountable for the use or application by the Issuer of Notes or the proceeds thereof.

SECTION 7.05 Notice of Defaults. Each Trustee shall promptly give the other Trustee notice of any Default or Event of Default known to it. If any Default or any Event of Default occurs and is continuing and if such Default or Event of Default is known to either Trustee, one or both of the Trustees shall mail to each Holder in the manner and to the extent provided in TIA Section 313(c) notice of the Default or Event of Default within 30 days after its occurrence, unless such Default or Event of Default has been cured; *provided, however*, that, except in the case of a default in the payment of the principal of, premium, if any, or interest on any Note, either Trustee shall be protected in withholding such notice if and so long as a committee of its Trust Officers in good faith determine that the withholding of such notice is in the interest of the Holders and so informs the Issuer and the Guarantors in writing.

A Trustee shall not be deemed to have knowledge of a Default or an Event of Default unless a Trust Officer has actual knowledge of such Default or Event of Default or written notice of such Default or Event of Default has been received by either Trustee at its Corporate Trust Office and such notice references the Notes and this Indenture.

SECTION 7.06 Reports by Trustee to Holders. Within 60 days after May 15 of each year commencing with May 15, 2006, the U.S. Trustee shall transmit to the Holders, in the manner and to the extent provided in TIA Section 313(c), a brief report dated as of such date that complies with TIA Section 313(a). The U.S. Trustee also shall comply with TIA Section 313(b) and (c).

The Issuer shall promptly notify the Trustee whenever the Notes become listed on any securities exchange and of any delisting thereof and, subject to Section 1.03 hereof, the Trustee shall comply with TIA Section 313(d).

SECTION 7.07 Compensation and Indemnity. The Issuer, failing which each Guarantor, shall pay to the Trustee such compensation as shall be agreed in writing for its services hereunder. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer, failing which each Guarantor, shall reimburse the Trustee upon request for all out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and out-of-pocket expenses of the Trustee's agents and counsel.

The Issuer and each Guarantor, jointly and severally, shall indemnify the Trustee (in any of its capacities in connection with any of the transactions contemplated hereby, including, without limitation, under this Indenture) and its officers, directors, employees and agents for, and hold it and them harmless from and against any and all loss, liability, claim, damage or expense (including attorneys' fees and expenses) incurred by it or any of them without willful misconduct or negligence

or bad faith on its part arising out of or in connection with the administration of this trust and the performance of its duties hereunder (including the costs and expenses of enforcing this Indenture including this Section 7.07 and of defending itself against any claim, whether asserted by the Issuer, the Guarantors, any Holder or any other Person). The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuer shall not relieve the Issuer or the Guarantors of their obligations hereunder. The Issuer shall defend the claim and the Trustee shall reasonably cooperate in such defense. The Trustee may have separate counsel and the Issuer shall pay the fees and expenses of such counsel. The Issuer need not pay for any settlement made without its consent, which consent may not be unreasonably withheld. The Issuer shall not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee through the Trustee's own willful misconduct or negligence or bad faith.

To secure the Issuer's and each of the Guarantor's payment obligations in this Section 7.07, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee hereunder, in its capacity as Trustee, except money or property held in trust to pay principal of, premium, if any, and interest on particular Notes.

Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee incurs expenses after the occurrence of a Default specified in Section 6.01(a)(8) or (9) with respect to the Issuer, the Guarantors, or any Restricted Subsidiary, the expenses are intended to constitute expenses of administration under Bankruptcy Law.

The Issuer's and each of the Guarantor's obligations under this Section 7.07, and any claim arising hereunder shall survive the resignation or removal of any Trustee, the satisfaction and discharge of the Issuer's or the Guarantors' obligations pursuant to Article 8 and any rejection or termination under any Bankruptcy Law, and the termination of this Indenture.

"Trustee" for purposes of this Section 7.07 shall include any predecessor Trustee; provided, however, that the negligence or willful misconduct or bad faith of any Trustee hereunder shall not affect the rights of any other Trustee hereunder.

SECTION 7.08 Replacement of Trustee. A resignation or removal of a Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.08.

Either Trustee may resign at any time by so notifying the Issuer. The Holders of a majority in outstanding principal amount of the outstanding Notes may remove either Trustee by so notifying the Trustee and the Issuer. The Issuer shall remove a Trustee if:

(a) such Trustee fails to comply with the applicable requirements of Section 7.10;

(b) such Trustee is adjudged bankrupt or insolvent;

(c) a receiver or other public officer takes charge of such Trustee or its property; or

(d) such Trustee otherwise becomes incapable of acting.

If a Canadian Trustee under this Indenture is no longer required by Trust Indenture Legislation, then the Issuer by a Board Resolution may remove the Canadian Trustee.

If either Trustee resigns or is removed, or if a vacancy exists in the office of U.S. Trustee or Canadian Trustee for any reason, the Issuer shall promptly appoint a successor Trustee; *provided, however*, that the Issuer shall not be required to appoint a successor Trustee to the Canadian Trustee if the Canadian Trustee resigns or is removed and a Canadian Trustee under this Indenture is no longer required under Trust Indenture Legislation. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee that it is succeeding under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall, upon payment of its charges and subject to its Lien, if any, created by Section 7.07, promptly transfer all property held by it as Trustee to the successor Trustee.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer or the Holders of at least 10% in outstanding principal amount of the Notes may, at the Issuer's expense, petition any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Issuer.

If a Trustee fails to comply with Section 7.10, any Holder may petition any court of competent jurisdiction for the removal of such Trustee and the appointment of a successor Trustee.

Notwithstanding the replacement of a Trustee pursuant to this Section 7.08, the Issuer's and the Guarantors' obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

SECTION 7.09 Successor Trustee by Merger. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article 7, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes. In case at that time any of the Notes shall not have been authenticated, any successor Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor Trustee. In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of the Trustee shall have; *provided, however*, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Notes in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

SECTION 7.10 Eligibility: Disqualification. The U.S. Trustee shall at all times satisfy the requirements of TIA Section 310(a)(1) and (5). The U.S. Trustee shall have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition. No obligor upon the Notes or Person directly controlling, controlled by, or under common control with such obligor shall serve as trustee upon the Notes. The U.S. Trustee shall comply with TIA Section 310(b); *provided, however*, that there shall be excluded from the operation of TIA Section 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other notes of the Issuer are outstanding if the requirements for such exclusion set forth in TIA Section 310(b)(1) are met. If either Trustee has or shall acquire a conflicting interest within the meaning of the TIA, such Trustee shall either eliminate such interest within 90 days or resign, to the extent and in the manner provided by, and subject to the provisions of, the TIA and this Indenture.

For so long as required by Trust Indenture Legislation, there shall be a Canadian Trustee under this Indenture. The Canadian Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and authorized to carry on trust business therein. If at any time the Canadian Trustee shall cease to be eligible in accordance with this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 7.11 Preferential Collection of Claims Against Issuer. The Trustee shall comply with TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated therein.

SECTION 7.12 Joint Trustees. The rights, powers, duties and obligations conferred and imposed upon the Trustees are conferred and imposed upon and shall be exercised and performed by the U.S. Trustee and the Canadian Trustee either jointly or severally, except to the extent otherwise provided herein or otherwise required by Trust Indenture Legislation and except to the extent that under Trust Indenture Legislation either Trustee shall be incompetent or unqualified to perform such act, in which event such rights, powers, duties and obligations shall be exercised and performed by a Trustee which is not so incompetent or unqualified to the extent it can do so under applicable law, and except that neither Trustee shall be liable or responsible for the acts or omissions of the other Trustee. If the Trustees are unable to agree jointly to act or refrain from acting with respect to any right, power, duty or obligation conferred jointly upon the Trustees hereunder, the decision of the U.S. Trustee to act or refrain from acting shall be binding upon the Canadian Trustee.

SECTION 7.13 Appointment of Co-Trustee.

(a) It is the purpose of this Indenture that there shall be no violation of any law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, and in particular in case of the enforcement thereof on default, or in the case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee or hold title to the properties, in trust, as herein granted or take any action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an individual

or institution as a separate or co-trustee. The following provisions of this Section 7.13 are adopted to these ends.

(b) In the event that the Trustee appoints an additional individual or institution as a separate or co-trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest and Lien expressed or intended by this Indenture to be exercised by or vested in or conveyed to the Trustee with respect thereto shall be exercisable by and vest in such separate or co-trustee but only to the extent necessary to enable such separate or co-trustee to exercise such powers, rights and remedies, and only to the extent that the Trustee by the laws of any jurisdiction is incapable of exercising such powers, rights and remedies, and every covenant and obligation necessary to the exercise thereof by such separate or co-trustee shall run to and be enforceable by either of them.

(c) Should any instrument in writing from the Issuer be required by the separate or co-trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to him or it such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged and delivered by the Issuer; *provided*, *however*, that if an Event of Default shall have occurred and be continuing, if the Issuer does not execute any such instrument within 15 days after request therefor, the Trustee shall be empowered as an attorney-in-fact for the Issuer to execute any such instrument in the Issuer's name and stead. In case any separate or co-trustee or a successor to either shall die, become incapable or acting, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate or co-trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a new trustee or successor to such separate or co-trustee.

(d) Each separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(i) all rights and powers, conferred or imposed upon the Trustee shall be conferred or imposed upon and may be exercised or performed by such separate trustee or co-trustee; and

(ii) no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder.

(e) Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article 7.

(f) Any separate trustee or co-trustee may at any time appoint the Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the

Trustee, to the extent permitted by law, without the appointment of a new or successors trustee.

ARTICLE EIGHT

DEFEASANCE; SATISFACTION AND DISCHARGE

SECTION 8.01 Issuer's Option to Effect Defeasance or Covenant Defeasance. The Issuer may, at its option by a resolution of the Board of Directors, at any time, with respect to the Notes, elect to have either Section 8.02 or Section 8.03 be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

SECTION 8.02 Defeasance and Discharge. Upon the Issuer's exercise under Section 8.01 of the option applicable to this Section 8.02, the Issuer and the Guarantors shall be deemed to have been discharged from their obligations with respect to the Notes and the Note Guarantees, respectively, on the date the conditions set forth in Section 8.04 are satisfied (hereinafter, "Legal Defeasance"). For this purpose, such Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the Notes (including the Guarantees) and to have satisfied all its other obligations under the Notes and this Indenture (and the Trustee, at the expense of the Issuer shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of Notes to receive, solely from the trust fund described in Section 8.08 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any), and interest on such Notes when such payments are due, (b) the provisions set forth in Section 8.06 below and (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder, and the Issuer's and the Guarantor's obligations in connection therewith; and (d) this Article Eight. Subject to compliance with this Article Eight, the Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 below with respect to the Notes. If the Issuer exercises its Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default.

SECTION 8.03 Covenant Defeasance. Upon the Issuer's exercise under Section 8.01 of the option applicable to this Section 8.03, the Issuer shall be released from its obligations under any covenant contained in Sections 4.03, 4.07 through 4.17, 4.20 (other than the covenant to comply with TIA Section 314(a) to the extent that such obligations thereunder cannot be terminated), and clause (3) of Section 5.01(a), and the Guarantors shall be released from their Obligations under Section 10.02, hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 below are satisfied (hereinafter, "Covenant Defeasance"), and the Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder, (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Issuer and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any

other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Issuer's exercise under Section 8.01 hereof of the option applicable to this Section 8.03 hereof, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, clauses (5), (6) and (7) of Section 6.01(a) hereof shall not constitute Events of Default.

SECTION 8.04 Conditions to Defeasance. In order to exercise the Legal Defeasance option or the Covenant Defeasance option:

(a) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as shall be sufficient, in the opinion of an independent accounting or investment banking firm of national standing in Canada or the United States, to pay the principal of, or interest and premium, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(b) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders and beneficial owners of the outstanding Notes shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders and beneficial owners of the outstanding Notes shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) in the case of Legal Defeasance or Covenant Defeasance, the Issuer must deliver to the Trustee an Opinion of Counsel in Canada reasonably acceptable to the Trustee confirming that the Holders and beneficial owners of the outstanding Notes shall not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and shall be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred;

(e) no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default specified in clause (8) or (9) of Section 6.01(a) are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(f) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

(g) the Issuer must have delivered to the Trustee an Opinion of Counsel to the effect that, (1) assuming no intervening bankruptcy of the Issuer or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an "insider" of the Issuer under applicable bankruptcy law, after the 123rd day following the deposit, the trust funds shall not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, including Section 547 of the United States Bankruptcy Code and Section 15 of the New York Debtor and Creditor Law and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(h) the Issuer must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over the other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others;

(i) if the Notes are to be redeemed prior to their Stated Maturity, the Issuer must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(j) the Issuer must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

SECTION 8.05 Satisfaction and Discharge of Indenture.

(a) This Indenture shall be discharged and shall cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(A) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Issuer) have been delivered to the Trustee for cancellation; or

(B) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the

mailing of a notice of redemption or otherwise or shall become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as shall be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit shall not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(3) the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture; and

(4) the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

(b) In addition, the Issuer must deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

SECTION 8.06 Survival of Certain Obligations. Notwithstanding Sections 8.02, 8.03 and 8.05, any obligations of the Issuer and the Guarantors in Sections 2.03 through 2.16 (excluding Sections 2.08 and 2.14), 6.07, 7.07, 7.08, and 8.07 through 8.11 shall survive until the Notes have been paid in full. Thereafter, any obligations of the Issuer and the Guarantors in Sections 7.07, 8.07, 8.08 and 8.10 shall survive such satisfaction and discharge. Nothing contained in this Article Eight shall abrogate any of the obligations or duties of the Trustee under this Indenture.

SECTION 8.07 Acknowledgment of Discharge by Trustee. After the conditions of Section 8.02, 8.03 or 8.05 have been satisfied, the Trustee upon written request shall acknowledge in writing the discharge of all of the Issuer's obligations under this Indenture except for those surviving obligations specified in this Article Eight.

SECTION 8.08 Application of Trust Money. Subject to Section 8.09, the Trustee shall hold in trust cash in U.S. Dollars or Government Securities deposited with it pursuant to this Article 8 and all payments received with respect to such Government Securities. It shall apply the deposited cash in U.S. Dollars or the payments received with respect to such Government

Securities through the Paying Agent and in accordance with this Indenture to the payment of principal of, premium, if any, interest, on the Notes; but such money need not be segregated from other funds except to the extent required by law.

SECTION 8.09 Repayment to Issuer. Subject to Sections 7.07, and 8.01 through 8.04, the Trustee and the Paying Agent shall promptly pay to the Issuer upon request set forth in an Officers' Certificate any excess money held by them at any time (such excess to be evidenced, where Government Securities are held in trust, by the written certification of a nationally recognized firm of independent public accountants stating that such amounts are in excess of the amount which would then be required to be deposited to effect the legal defeasance or covenant defeasance, as the case may be, with respect to the Notes) and thereupon shall be relieved from all liability with respect to such money. Subject to applicable law, the Trustee and the Paying Agent shall pay to the Issuer upon request set forth in an Officers' Certificate any money held by them for the payment of principal, premium, if any, or interest, if any, that remains unclaimed for two years; provided that the Trustee or Paying Agent before being required to make any such payment may, at the expense of the Issuer and the Guarantors, (a) cause to be published once a week for two successive weeks in *The Wall Street Journal* (national edition) or another newspaper published in the English language customarily published each Business Day and of general circulation in the City of New York, New York, or (b) mail to each Holder entitled to such money at such Holder's address (as set forth in the Security Register), a notice that such money remains unclaimed and that after a date specified therein (which shall be at least 30 days from the date of such publication or mailing) any unclaimed balance of such money then remaining shall be repaid to the Issuer. After payment to the Issuer, Holders entitled to such money must look to the Issuer for payment as general creditors unless an applicable law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

SECTION 8.10 Indemnity for Government Securities. The Issuer shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited Government Securities or the principal and interest, if any, received on such Government Securities.

SECTION 8.11 Reinstatement. If the Trustee or Paying Agent is unable to apply cash in U.S. Dollars or Government Securities in accordance with this Article 8 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer's and the Guarantors' obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article 8 until such time as the Trustee or any such Paying Agent is permitted to apply all such Government Securities in accordance with this Article 8; *provided, however*, that, if the Issuer or a Guarantor has made any payment of principal of, premium, if any, and interest, if any, on any Notes because of the reinstatement of its obligations, the Issuer or such Guarantor shall be subrogated to the rights of the Holders of such Notes to receive such payment from the cash in U.S. Dollars or Government Securities held by the Trustee or Paying Agent.

ARTICLE NINE

AMENDMENTS AND WAIVERS

SECTION 9.01 Without Consent of Holders. The Issuer and the Guarantors, in each case when authorized by a Board Resolution, and the Trustee may modify, amend or supplement this Indenture, the Notes or any Note Guarantee without notice to or consent of any Holder:

(a) to cure any ambiguity, defect or inconsistency;

(b) to provide for uncertificated Notes in addition to or in place of certificated Notes (*provided* that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(c) to add Note Guarantees with respect to the Notes or confirm and evidence the release, termination or discharge of any security or Note Guarantee when such release, termination or discharge is permitted by this Indenture;

(d) to provide for the assumption of the Issuer's or any Guarantor's obligations to Holders of Notes in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Issuer's or such Guarantor's assets;

(e) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under this Indenture of any such Holder;

(f) to comply with requirements of the Commission in order to effect or maintain the qualification of this Indenture under the TIA;

(g) to comply with the provisions described under Section 4.15;

(h) to evidence and provide for the acceptance of appointment by a successor Trustee pursuant to Section 7.08;

(i) to provide for the issuance of Additional Notes in accordance with this Indenture; or

(j) to conform this Indenture, the Notes and any Note Guarantee to the "Description of Notes" section of the Offering Circular to the extent that such provision was intended to be a recitation of the provision to be contained in this Indenture.

SECTION 9.02 With Consent of Holders.

(a) Except as provided in Section 9.02(b) below and Section 6.04 and without prejudice to Section 9.01:

(i) the Issuer and the Guarantors, in each case when authorized by a Board Resolution, and the Trustee may, with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes (including Additional Notes, if any) then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange for, Notes) amend this Indenture, the Notes or the Note Guarantees, and

(ii) any existing default or compliance by the Issuer or a Guarantor with any provision of this Indenture may be waived with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes (including Additional Notes, if any) then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange for, Notes), the Notes or the Note Guarantees.

(b) Without the consent of each Holder affected thereby, no amendment, supplement or waiver, including a waiver pursuant to Section 6.04 and an amendment, modification or supplement pursuant to Section 9.01, may (with respect to any Notes held by a non-consenting Holder):

(i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(ii) reduce the principal of or change the Stated Maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes;

(iii) reduce the rate of or change the time for payment of interest on any Note;

(iv) waive a Default or Event of Default in the payment of principal of, or interest, or premium, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(v) make any Note payable in money other than U.S. dollars;

(vi) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on, the Notes;

(vii) release any Guarantor from any of its obligations under its Note Guarantee or this Indenture, except in accordance with the terms of this Indenture;

(viii) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(ix) amend, change or modify the obligation of the Issuer to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with

Section 4.10 after the obligation to make such Asset Sale Offer has arisen, or the obligation of the Issuer to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with Section 4.12 after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

(x) except as otherwise permitted under Section 5.01 and Section 4.15, consent to the assignment or transfer by the Issuer or any Guarantor of any of their rights or obligations under this Indenture;

(xi) amend or modify any of the provisions of this Indenture or the related definitions affecting the ranking of the Notes or any Note Guarantee in any manner adverse to the Holders of the Notes or any Note Guarantee; or

(xii) make any change in the amendment and waiver provisions of this Section 9.02.

The consent of the Holders is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

SECTION 9.03 Compliance with Trust Indenture Legislation. Every amendment, modification or supplement to this Indenture or the Notes shall be set forth in a supplemental indenture that complies with the applicable Trust Indenture Legislation as then in effect.

SECTION 9.04 Effect of Supplemental Indentures; Revocation and Effect of Consents.

(a) Upon the execution of any supplemental indenture under this Article 9, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes.

(b) Until an amendment, supplement or waiver under this Article 9 becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

(c) The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver. If a record date is fixed, then, notwithstanding the second sentence of paragraph (b) above, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent to such amendment, supplement or waiver or to revoke any consent previously given whether or not such Persons continue to be

Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

SECTION 9.05 Notation on or Exchange of Notes. If an amendment, modification or supplement changes the terms of a Note, the Issuer or Trustee may require the Holder to deliver it to the Trustee. The Trustee may place an appropriate notation on the Note and on any Note subsequently authenticated regarding the changed terms and return it to the Holder. Alternatively, if the Issuer so determines, the Issuer in exchange for the Note shall issue and either Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment, modification or supplement.

SECTION 9.06 Payment for Consent. The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SECTION 9.07 Notice of Amendment or Waiver. Promptly after the execution by the Issuer and the Trustee of any supplemental indenture or waiver pursuant to the provisions of Section 9.02, the Issuer shall give notice thereof to the Holders of each outstanding Note affected, in the manner provided for in Section 12.02(b), setting forth in general terms the substance of such supplemental indenture or waiver. However, the failure to give such notice to all Holders, or any defect therein, shall not impair or affect the validity of the supplemental indenture or waiver.

SECTION 9.08 Trustee to Sign Supplemental Indentures. In executing any supplemental indenture, the Trustee shall be entitled to receive from the Issuer indemnity reasonably satisfactory to it and shall be provided with, and shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel stating that such supplemental indenture is authorized or permitted by this Indenture and, as required by Section 12.04, that all conditions precedent to the execution, delivery and performance of such supplemental indenture have been satisfied. The Trustee shall sign all supplemental indentures that comply with the requirements of this Indenture, except that the Trustee may, but need not, sign any supplemental indenture that adversely affects its rights, duties or immunities under this Indenture or otherwise.

ARTICLE TEN

NOTE GUARANTEE

SECTION 10.01 Note Guarantee.

(a) Each Guarantor hereby fully and unconditionally guarantees, on an unsecured, senior, joint and several basis with each other Guarantor, to each Holder of a

Note authenticated and delivered by either Trustee or its agent and to the Trustee and its successors and assigns on behalf of itself and each Holder that,

(1) the principal, premium, if any, and interest on the Notes shall be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on overdue principal of and interest on the Notes, if any, if lawful, and all other monetary obligations of the Issuer under this Indenture (including obligations to the Trustee) and the Notes shall be promptly paid in full or performed, all in accordance with the terms of this Indenture and the Notes; and

(2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise (all the foregoing in clause (1) above and this clause (2) being hereinafter collectively called the "Obligations").

Failing payment when due of any Obligation, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that its Note Guarantee shall be a guaranty of payment and not of collection. All payments under such Note Guarantee shall be made in U.S. Dollars.

(b) Each Guarantor hereby agrees that its obligations hereunder shall be as if it was the principal debtor and not merely surety, and shall be unaffected by, and irrespective of, any invalidity, irregularity or unenforceability of any Note or this Indenture, any failure to enforce the provisions of any Note or this Indenture, any waiver, modification or indulgence granted to the Issuer with respect thereto by the Holders or the Trustee, or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor (except payment in full); *provided*, *however*, that, notwithstanding the foregoing, no such waiver, modification, indulgence or circumstance shall without the written consent of the Guarantor increase the principal amount of a Note or the interest rate thereon or change the currency of payment with respect to any Note, or alter the Stated Maturity thereof. Each Guarantor hereby agrees that, in the event of a default in payment of principal (or premium, if any) or interest on a Note, whether at its Stated Maturity, by acceleration, purchase or otherwise, legal proceedings may be instituted by the Trustee on behalf of, or by, the Holder of such Note, subject to the terms and conditions set forth in this Indenture, directly against such Guarantor to enforce such Guarantor's Note Guarantee without first proceeding against the Issuer or any other Guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require that the Trustee pursue or exhaust its legal or equitable remedies against the Issuer prior to exercising its rights under the Note Guarantee (including, for the avoidance of doubt, any right which the Guarantor may have to require the seizure and sale of the assets of the Issuer to satisfy the outstanding principal of, premium, if any, interest on or any other amount payable under each Note prior to recourse against the Guarantor or its assets), protest or notice with respect to any Note or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that the Note

Guarantee shall not be discharged with respect to any Note except by payment in full of the principal thereof, premium, if any, and interest thereon or as otherwise provided in this Indenture, including Section 10.02. If at any time any payment of principal of, premium, if any, and interest, if any, on such Note is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Issuer, the Guarantor's obligations hereunder with respect to such payment shall be reinstated as of the date of such rescission, restoration or return as though such payment had become due but had not been made at such times.

(c) Each Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys' fees) incurred by the Trustee or any Holder in enforcing any rights under this Section 10.01.

(d) The obligations of each Guarantor under its Guarantee are independent of the obligations guaranteed by such Guarantor hereunder, and a separate action or actions may be brought and prosecuted by the Trustee on behalf of, or by, the Holders, subject to the terms and conditions set forth in this Indenture against a Guarantor to enforce the Note Guarantee, irrespective of whether any action is brought against the Issuer or whether the Issuer is joined in any such action or actions.

(e) The Guarantors shall be subrogated to all rights of the Holders against the Issuer in respect of any amounts paid to such Holders by the Guarantors pursuant to the provisions of their Note Guarantees. The Guarantors agree that they shall not be entitled to any right of subrogation in relation to the Holders in respect of any Obligations guaranteed hereby until payment in full of all Obligations. The Guarantors further agree that, as between themselves, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Section 6.02 for the purposes of their Note Guarantees herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Section 6.02, such Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purposes of this Section 10.01.

SECTION 10.02 Guarantors May Consolidate, etc. on Certain Terms. Except as otherwise provided in Section 10.02, a Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate or amalgamate with or merge with or into (whether or not such Guarantor is the Surviving Person), another Person, other than the Issuer or another Guarantor, unless:

(a) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(b) either:

(1) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Guarantor) is organized or existing under the laws of Canada or any

province or territory thereof or the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under this Indenture and its Note Guarantee pursuant to a supplemental indenture reasonably satisfactory to the Trustee; or

(2) such sale or other disposition or consolidation, amalgamation or merger complies with the applicable provisions of Section 4.10 hereof.

In case of any such consolidation, amalgamation, merger, sale or conveyance and upon the assumption by the successor Person (where applicable), by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Note Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such successor Person shall succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Note Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Issuer and delivered to the Trustee. All the Note Guarantees so issued will in all respects have the same legal rank and benefit under this Indenture as the Note Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Note Guarantees had been issued at the date of the execution hereof.

SECTION 10.03 Release of Guarantors. The Note Guarantee of a Guarantor shall be automatically and unconditionally released and discharged upon any of the following:

(a) in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all the Capital Stock of any Guarantor (or the majority of the Capital Stock of the Guarantor if the Thurso Operations constitute the only properties and assets of such Guarantor) to any Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Issuer; *provided* that such sale or other disposition complies with the applicable provisions of Section 4.10;

(b) upon the designation of any Guarantor as an Unrestricted Subsidiary in accordance with the terms of this Indenture, such Guarantor shall be released and relieved of any obligations under its Note Guarantee; or

(c) solely in the case of a Note Guarantee created pursuant to Section 4.15(b), upon the release or discharge of the Guarantee which resulted in the creation of the Note Guarantee of such Guarantor, except a discharge or release by or as a result of payment under such other Guarantee;

and in each such case, prior to release and discharge of such Note Guarantee, the Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that, as required by Section 12.04, all conditions precedent herein provided for relating to such transactions have been complied with and that such release is authorized and permitted hereunder.

The Trustee shall execute any documents reasonably requested by either the Issuer or a Guarantor in order to evidence the release of such Guarantor from its obligations under its Note Guarantee under this Article 10.

SECTION 10.04 Additional Guarantors. The Issuer covenants and agrees that it shall cause any Person which becomes obligated to become a Guarantor, pursuant to the terms of Section 4.15, to execute a supplemental indenture substantially in the form of Exhibit E hereto and any other documentation requested by the Trustee satisfactory in form to the Trustee in accordance with Section 4.15 pursuant to which such Person shall guarantee the obligations of the Issuer under the Notes and this Indenture in accordance with this Article 10 with the same effect and to the same extent as if such Person had been named herein as a Guarantor.

SECTION 10.05 Limitation of Note Guarantee. The Note Guarantees are limited in an amount not to exceed the maximum amount that can be guaranteed by the Guarantors without rendering such Note Guarantees, as they relate to the Guarantors, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer of similar laws affecting the rights of the creditors generally.

SECTION 10.06 Notation Not Required. Neither the Issuer nor the Guarantors shall be required to make a notation on the Notes to reflect any Note Guarantee or any release, termination or discharge thereof.

SECTION 10.07 Successors and Assigns. This Article 10 shall be binding upon the Guarantors and each of their successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assigns, all subject to the terms and conditions of this Indenture.

SECTION 10.08 No Waiver. Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article 10 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Article 10 at law, in equity, by statute or otherwise.

SECTION 10.09 Modification. No modification, amendment or waiver of any provision of this Article 10, nor the consent to any departure by the Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Guarantor in any case shall entitle the Guarantor to any other or further notice or demand in the same, similar or other circumstance.

ARTICLE ELEVEN

HOLDERS' MEETINGS

SECTION 11.01 Purposes of Meetings. A meeting of the Holders may be called at any time pursuant to this Article 11 for any of the following purposes:

(a) to give any notice to the Issuer or any Guarantor or to the Trustee, or to give any directions to the Trustee, or to consent to the waiving of any Default hereunder and its consequences, or to take any other action authorized to be taken by Holders pursuant to Article 9;

(b) to remove the Trustee and appoint a successor trustee pursuant to Article 7; or

(c) to consent to the execution of an indenture supplement pursuant to Section 9.02.

SECTION 11.02 Place of Meetings. Meetings of Holders may be held at such place or places as the Trustee or, in case of its failure to act, the Issuer, any Guarantor or the Holders calling the meeting, shall from time to time determine.

SECTION 11.03 Call and Notice of Meetings.

(a) The Trustee may at any time (upon not less than 21 days' notice) call a meeting of Holders to be held at such time and at such place in New York, New York or in such other city as determined by the U.S. Trustee pursuant to Section 11.02. Notice of every meeting of Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed to each Holder in the manner contemplated by Section 12.02(b).

(b) In case at any time the Issuer, pursuant to a Board Resolution, or the Holders of at least 10% in aggregate principal amount of the Notes then outstanding, shall have requested the Trustee to call a meeting of the Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first giving of the notice of such meeting within 20 days after receipt of such request, then the Issuer or the Holders of Notes in the amount above specified may determine the time (not less than 21 days after notice is given) and the place in New York, New York or in such other city as determined by the Issuer or the Holders pursuant to Section 11.02 for such meeting and may call such meeting to take any action authorized in Section 11.01 by giving notice thereof as provided in Section 12.02(b).

SECTION 11.04 Voting at Meetings. To be entitled to vote at any meeting of Holders, a Person shall be (i) a Holder at the relevant record date set in accordance with Section 6.15 or (ii) a Person appointed by an instrument in writing as proxy for a Holder or Holders by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Person so entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Issuer and any Guarantor and their counsel.

SECTION 11.05 Voting Rights, Conduct and Adjournment.

(a) Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders in regard to proof of the holding of Notes and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies,

certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Notes shall be proved in the manner specified in Section 2.03 and the appointment of any proxy shall be proved in such manner as is deemed appropriate by the Trustee or by having the signature of the Person executing the proxy witnessed or guaranteed by any bank, banker or trust company customarily authorized to certify to the holding of a Note such as a Global Note.

(b) At any meeting of Holders, the presence of Persons holding or representing Notes in an aggregate principal amount sufficient under the appropriate provision of this Indenture to take action upon the business for the transaction of which such meeting was called shall constitute a quorum. Subject to any required aggregate principal amount of Notes required for the taking of any action pursuant to this Indenture, in no event shall less than a majority of the votes given by Persons holding or representing Notes at any meeting of Holders be sufficient to approve an action. Any meeting of Holders duly called pursuant to Section 11.03 may be adjourned from time to time by vote of the Holders (or proxies for the Holders) of a majority of the Notes represented at the meeting and entitled to vote, whether or not a quorum shall be present; and the meeting may be held as so adjourned without further notice. No action at a meeting of Holders shall be effective unless approved by Persons holding or representing Notes in the aggregate principal amount required by the provision of this Indenture pursuant to which such action is being taken.

(c) At any meeting of Holders, each Holder or proxy shall be entitled to one vote for each $1,000 aggregate principal amount of outstanding Notes held or represented.

SECTION 11.06 Revocation of Consent by Holders at Meetings. At any time prior to (but not after) the evidencing to the Trustee of the taking of any action at a meeting of Holders by the Holders of the percentage in aggregate principal amount of the Notes specified in this Indenture in connection with such action, any Holder of a Note the serial number of which is included in the Notes the Holders of which have consented to such action may, by filing written notice with the Trustee at its principal Corporate Trust Office and upon proof of holding as provided herein, revoke such consent so far as concerns such Note. Except as aforesaid, any such consent given by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Note issued in exchange therefor, in lieu thereof or upon transfer thereof, irrespective of whether or not any notation in regard thereto is made upon such Note. Any action taken by the Holders of the percentage in aggregate principal amount of the Notes specified in this Indenture in connection with such action shall be conclusively binding upon the Issuer, the Guarantors, the Trustee and the Holders. This Section 11.06 shall not apply to revocations of consents to amendments, supplements or waivers, which shall be governed by the provisions of Section 9.04.

ARTICLE TWELVE

MISCELLANEOUS

SECTION 12.01 Trust Indenture Act Controls. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by, or with another provision (an "Incorporated Provision") included in this Indenture by operation of Sections 310 to 318, inclusive, of the TIA, incorporated herein in accordance with Section 1.03 hereto, such imposed duties or Incorporated Provision shall control.

SECTION 12.02 Notices.

(a) Except as otherwise provided herein, any notice or communication shall be in writing and delivered in person or mailed by first class mail or sent by facsimile transmission addressed as follows:

if to the Issuer or any Guarantor:

Suite 200, BCE Place – 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone: 416-359-8623
Facsimile: 416-359-8606
Attention: Chief Administrative Officer

With copies to:
McCarthy Tétrault LLP
Suite 4700, Box 48
Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1E6
Telephone: (416) 362-1812
Facsimile: (416) 868-0673
Attention: Daryl E. McLean

if to the U.S. Trustee:
The Bank of New York
101 Barclay Street, Fl. 21W
New York, New York 10286

Telephone: (212) 815-5346
Facsimile: (212) 815-5802
Attention: Global Finance Unit

if to the Canadian Trustee:
BNY Trust Company of Canada
Suite 1101

4 King Street West
Toronto, Ontario M5H 1B6

Telephone: (416) 933-8500
Facsimile: (416) 360-1711/1727
Attention: Senior Trust Officer

The Issuer, the Guarantors or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications. All communications delivered to the Trustee shall be deemed effective when received.

(b) Notices to the Holders shall be mailed to each Holder by first-class mail at such Holder's respective address as it appears on the registration books of the Registrar.

Notices given by first-class mail shall be deemed given five calendar days after mailing. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

(c) Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

SECTION 12.03 Communication by Holders with Other Holders. Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Issuer, any Guarantor, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).

SECTION 12.04 Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuer or any Guarantor to the Trustee to take or refrain from taking any action under this Indenture, the Issuer or any Guarantor, as the case may be, shall furnish upon request to the Trustee:

(a) an Officers' Certificate in form reasonably satisfactory to the Trustee stating that, in the opinion of the signer, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) except in connection with the original issuance of the Notes on the date hereof, an Opinion of Counsel in form reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Any Officers' Certificate may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, unless the officer signing such certificate knows, or in the exercise of reasonable care should know, that such Opinion of Counsel with respect to the matters upon which such Officers' Certificate is based are erroneous. Any Opinion of Counsel may be based and may state that it is so based, insofar as it relates to factual matters, upon an Officers' Certificate stating that the information with respect to such factual matters is in the possession of the Issuer, unless the counsel signing such Opinion of Counsel knows, or in the exercise of reasonable care should know, that the Officers' Certificate with respect to the matters upon which such Opinion of Counsel is based are erroneous.

SECTION 12.05 Statements Required in Certificate or Opinion. Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

SECTION 12.06 Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar and the Paying Agent may make reasonable rules for their functions.

SECTION 12.07 Legal Holidays. If an Interest Payment Date or other payment date is not a Business Day, payment shall be made on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period. If a Record Date is not a Business Day, the Record Date shall not be affected.

SECTION 12.08 Governing Law. THIS INDENTURE AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. Each of the Trustees and the Company agrees to comply with all provisions of the Trust Indenture Legislation applicable to or binding upon it in connection with this Indenture and any action to be taken hereunder. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Trust Indenture Legislation, such mandatory requirement shall prevail.

SECTION 12.09 Submission to Jurisdiction; Agent for Service; Waiver of Immunities. Each of the Issuer and the Guarantors irrevocably (i) agrees that any legal suit, action or proceeding against the Issuer or the Guarantors brought by any Holder arising out of or based upon

this Indenture may be instituted in any United States federal court or New York State court located in the Borough of Manhattan in The City of New York (a "New York Court"), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of a New York Court in any such suit, action or proceeding.

Each of the Issuer and the Guarantors has appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 (and any successor entity), which appointment shall be irrevocable, as its authorized agent (the "Authorized Agent") upon whom process may be served in any such action arising out of or based on this Indenture which may be instituted by any Holder. The Issuer and the Guarantors, jointly and severally, represent and warrant that the Authorized Agent has agreed to act as such agent for service of process and agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.

To the extent that the Issuer or any Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

SECTION 12.10 Judgment Currency. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Issuer could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligations of the Issuer and the Guarantors in respect of any sum due from it to any Holder shall, notwithstanding any judgment in any currency other than United States dollars, not be discharged until the first Business Day, following receipt by such Holder of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Holder may in accordance with normal banking procedures purchase United States dollars with such other currency in amount at least equal to the sum originally due in United States dollars; if the United States dollars so purchased are less than the sum originally due to such Holder hereunder, the Issuer and the Guarantors, jointly and severally, agree, as a separate obligation and notwithstanding any such judgment, to indemnify such a Holder against such loss. If the United States dollars so purchased are greater than the sum originally due to such Holder hereunder, such Holder agrees to pay to the Issuer or the Guarantors (as applicable, but without duplication) an amount equal to the excess of the dollars so purchased over the sum originally due to such Holder hereunder.

SECTION 12.11 No Recourse Against Others. No director, officer, employee, incorporator, stockholder, member, manager or partner of the Issuer or any Guarantor, as such, shall have any liability for any obligations of the Issuer or any Guarantor under the Notes, this Indenture or any Note Guarantee or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Holder shall waive and release all such liability. The waiver and release shall be part of the consideration for the issue of the Notes.

SECTION 12.12 Successors. All agreements of the Issuer and any Guarantor in this Indenture, the Notes and the Note Guarantees shall bind their respective successors. All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 12.13 Multiple Originals. This Indenture may be signed in any number of counterparts each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. One signed copy is enough to prove this Indenture.

SECTION 12.14 Table of Contents, Cross-Reference Sheet and Headings. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 12.15 Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

Fraser Papers Inc.,
as Issuer

By: "Benjamin Vaughan"
Name: Benjamin Vaughan
Title: Senior Vice-President

FPS Canada Inc.,
Fraser Papers Holdings Inc.,
Fraser Timber Limited,
Fraser Papers Limited,
Katahdin Services Company LLC, and
Fraser N.H. LLC,
as Guarantors

By: "Bert Martin"
Name: Bert Martin
Title: President

The Bank of New York,
as U.S. Trustee

By: "Vanessa Mack"
Name: Vanessa Mack
Title: Assistant Vice-President

BNY Trust Company of Canada,
as Canadian Trustee

By: "George A. Bragg"
Name: George A. Bragg
Title: Vice President

EXHIBIT A

[FORM OF FACE OF NOTE]

[**Include if Global Note-** UNLESS THIS GLOBAL NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY GLOBAL NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NOMINEE AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

THIS GLOBAL NOTE AND ANY RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS GLOBAL NOTE TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF). THE HOLDER OF THIS GLOBAL NOTE SHALL BE DEEMED, BY THE ACCEPTANCE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT.]

[If 144A Global Note – CUSIP Number 355521AA3]

[If Regulation S Global Note – CUSIP Number C3592LAA6/ISIN Number USC3592LAA64]

No. _____

8.75% SENIOR NOTE DUE 2015

Fraser Papers Inc., for value received, promises to pay to CEDE & CO. or registered assigns the principal amount of $[•] ([•]), or such other principal amount as shall be set forth in the Schedule of Principal Amount attached hereto, on March 15, 2015.

From March 17, 2005, or from the most recent interest payment date to which interest has been paid, cash interest on this Note will accrue at the rate of 8.75% per annum, payable semiannually on March 15 and September 15 of each year, beginning on September 15, 2005, to the Person in whose name this Note (or any Predecessor Note) is registered at the close of business on the preceding March 1 or September 1, as the case may be.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Unless the certificate of authentication hereon has been executed by either Trustee referred to on the reverse hereof by manual signature of an authorized officer, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof and to the provisions of the Indenture, which provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Issuer has caused this Note to be signed manually or by facsimile by its duly authorized signatory.

Dated:

Fraser Papers Inc.

By:________________________
Name:
Title:

By:________________________
Name:
Title:

[FORM OF TRUSTEE'S CERTIFICATE OF AUTHENTICATION][1]

[If to be authenticated by the U.S. Trustee:

The Bank of New York,
as U.S. Trustee, certifies that this is one of the Notes referred to in the Indenture.

By:________________________
Authorized Officer]

[If to be authenticated by the Canadian Trustee:

BNY Trust Company of Canada,
as Canadian Trustee, certifies that this is one of the Notes referred to in the Indenture.

By:________________________
Authorized Officer]

[1] The certificate of authentication may be executed by either Trustee.

[FORM OF REVERSE SIDE OF NOTE]

8.75% Senior Note Due 2015

1. Interest.

Fraser Papers Inc., a corporation organized under the laws of Canada (the "Issuer"), for value received, promises to pay interest on the principal amount of this Note at the rate per annum shown above until the principal hereof is paid. Cash interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from March 17, 2005. The Issuer will pay interest semi-annually in arrears on each Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Issuer will pay interest on overdue principal and premium, if any, from time to time on demand at the rate then in effect on the Notes, and it shall pay interest on overdue installments of interest (without regard to applicable grace periods) as provided in the Indenture, at the same rate to the extent lawful.

2. Method of Payment.

The Issuer shall pay interest on the Notes (except defaulted interest) to the persons who are the registered Holders at the close of business on the Record Date immediately preceding the next Interest Payment Date even if such Notes are cancelled after the Record Date and on or before the Interest Payment Date. Holders must surrender Notes to a Paying Agent to collect principal payments. The Issuer shall pay principal, premium, if any, and interest in U.S. Dollars in immediately available funds that at the time of payment are legal tender for payment of public and private debts ("U.S. Legal Tender"); *provided*, *however*, that payment of interest may be made at the option of the Issuer by wire transfer of federal funds (provided that the Issuer or the Paying Agent shall have received wire instructions prior to the relevant Record Date), or by check payable in clearing house funds in such U.S. Legal Tender and mailed to the Holder.

3. Paying Agent and Registrar.

Initially, The Bank of New York in the Borough of Manhattan will act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to the Holders. The Issuer or any of its Affiliates may act as Paying Agent, Registrar or co-Registrar, subject to the provisions of the Indenture.

4. Indenture.

The Issuer issued the Notes under an indenture dated as of March 17, 2005 (the "Indenture"), among the Issuer, the Guarantors and BNY Trust Company of Canada (the "Canadian Trustee") and The Bank of New York (the "U.S. Trustee" and together with the Canadian Trustee, the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture and, to the extent required by any amendment after such date, as so amended (the "Trust Indenture Act"). Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of those terms.

The Notes are unsecured, unsubordinated, guaranteed obligations of the Issuer and are issued in an initial aggregate principal amount $150,000,000. Additional Notes may be issued in an unlimited amount, subject to Section 4.07 and other provisions of the Indenture. The Original Notes and any Additional Notes are to be treated as a single class for all purposes under the Indenture. The Indenture contains certain covenants that, among other things, limit the ability of the Issuer and the Restricted Subsidiaries to incur debt, make restricted payments, incur liens, sell assets or engage in transactions with affiliates and limit the ability of the Issuer or any Subsidiary Guarantor to merge or transfer all or substantially all of its assets.

5. Optional Redemption.

Except pursuant to paragraph 6 and 7 below, the Notes will not be redeemable at the option of the Issuer prior to March 15, 2010. On or after March 15, 2010, the Issuer may redeem all or a part of the Notes after giving the required notices under the Indenture at the Redemption Prices set forth below, plus accrued and unpaid interest thereon, if any, to the applicable Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date). The following Redemption Prices are for Notes redeemed during the 12-month period commencing on March 15 of the years set forth below, and are expressed as percentages of principal amount:

Year	**Redemption Price**
2010	104.375%
2011	102.917%
2012	101.458%
2013 and thereafter	100.000%

6. Optional Redemption with Proceeds of Equity Offerings.

In addition, at any time prior to March 15, 2008, the Issuer, at its option, may redeem on one or more occasions up to a maximum of 35% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) at a Redemption Price equal to 108.75% of the principal amount thereof, plus accrued and unpaid interest to the Redemption Date with the net cash proceeds of one or more Equity Offerings (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date); *provided*, that (i) at least 65% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Issuer or any of its Affiliates) and (ii) such redemption shall occur within 90 days of the date of the closing of such Equity Offering.

7. Redemption for Changes in Canadian Withholding Taxes

The Issuer may at any time redeem, in whole but not in part, the outstanding Notes at a Redemption Price of 100% of the principal amount of such Notes, plus accrued and unpaid interest on the Notes redeemed to the applicable redemption date (subject to the right of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date), if the Issuer has become or would become obligated to pay any Additional Amounts or any Reimbursement Payments in respect of the Notes as a result of (i) any change in or amendment to the laws (or

regulations promulgated thereunder or rulings) of Canada (or any political subdivision or taxing authority thereof or therein), or (ii) any change in or amendment to any official position regarding the application or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or is effective on or after March 17, 2005.

8. Notice of Redemption.

Notice of redemption will be mailed first-class at least 30 days but not more than 60 days before a date for redemption of the Notes to the Holders of Notes to be redeemed at such Holder's registered address. If this Note is in a denomination larger than $1,000 of principal amount it may be redeemed in part but only in integral multiples of $1,000. In the event of a redemption of less than all of the Notes, the Notes called for redemption will be chosen by the Trustee in accordance with the Indenture. If money sufficient to pay the Redemption Price of and accrued interest on all Notes (or portions thereof) to be redeemed on the Redemption Date is deposited with the applicable Paying Agent on or before the Redemption Date and certain other conditions are satisfied, interest ceases to accrue on such Notes (or such portions thereof) called for redemption on or after such Redemption Date.

9. Change of Control; Asset Sale Offer.

Upon the occurrence of a Change of Control (as defined in the Indenture), the Issuer shall be obligated to make an offer to purchase the Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Payment") in cash equal to not less than 101% of the principal amount of the Notes repurchased, plus (except as provided below) accrued and unpaid interest to the date of repurchase. Not later than 30 days following any Change of Control, (or, at the Issuer's option, prior to any Change of Control but after it is publicly announced), the Issuer shall mail a notice of the Change of Control Offer to each Holder of Notes setting forth the procedures that govern the Change of Control Offer as required by the Indenture.

If the Issuer or any of its Restricted Subsidiaries consummates an Asset Sale, and the aggregate amount of Excess Proceeds exceeds $15,000,000, the Issuer shall commence an offer (the "Asset Sale Offer") to all Holders of Notes and all holders of other Indebtedness that is *pari passu* with the Notes or any Note Guarantees containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets to purchase the maximum principal amount of Notes (including any Additional Notes) and such other *pari passu* Indebtedness that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and such other *pari passu* Indebtedness plus (except as provided below) accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate principal amount of Notes and such other *pari passu* Indebtedness tendered pursuant to an Asset Sale Offer exceeds the amount of Excess Proceeds, the Issuer shall select the Notes and such other *pari passu* Indebtedness to be purchased on a *pro rata* basis. Within five Business Days after the Issuer is obligated to make an Asset Sale Offer, the Issuer shall mail a notice of the Asset Sale Offer to each Holder of the Notes setting forth the procedures that govern the Asset Sale Offer as required by the Indenture.

If the repurchase date for a Change of Control or an Asset Sale Offer is on or after a Record Date and on or prior to the related Interest Payment Date, any accrued and unpaid interest payable on such Interest Payment Date will be paid on such Interest Payment Date to the person or entity in whose name the Note is registered at the close of business on such Record Date.

Holders of Notes that are the subject of an offer to repurchase will receive a Change of Control Offer or an Asset Sale Offer, as the case may be, from the Issuer prior to any related purchase date and may elect to have such Notes repurchased by completing the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes.

10. Denominations, Transfer and Exchange.

The Notes are in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000 of principal amount. The transfer of Notes may be registered, and Notes may be exchanged, as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part.

11. Unclaimed Money.

All moneys paid by the Issuer or the Guarantors to the Trustee or a Paying Agent for the payment of the principal of, or premium, if any, or interest on, any Notes that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable may be repaid to the Issuer, subject to applicable law, and the Holder of such Note thereafter may look only to the Issuer for payment thereof, unless applicable law designates another Person.

12. Discharge and Defeasance.

The Issuer at any time may be discharged from some or all of its obligations, and may discharge the obligations of the Guarantors, under the Notes, the Note Guarantees and the Indenture if the Issuer irrevocably deposits with the Trustee U.S. Dollars or non-callable Government Securities for the payment of principal (and premium, if any), and interest on the Notes to redemption or maturity, as the case may be, and satisfies other conditions specified in the Indenture.

13. Amendment, Supplement and Waiver.

Subject to certain exceptions set forth in the Indenture, the Indenture, the Notes or the Note Guarantees, may be amended or supplemented and any existing default or compliance with any provisions may be waived, with the written consent of the Holders of at least a majority in aggregate principal amount of the relevant Notes then outstanding.

Without notice to or the consent of any Holder of the Notes, the Issuer, the Guarantors and the Trustee may modify, amend or supplement the Indenture, the Notes or the Note Guarantees to, among other things, cure any ambiguity, defect or inconsistency, provide for uncertificated Notes in addition to or in place of certificated Notes, make any change that does not adversely affect the legal rights of any Holder of the Notes, comply with any requirement of the Commission in connection

with the qualification of the Indenture under the Trust Indenture Act, or provide for the issuance of Additional Notes in accordance with the Indenture.

14. Defaults and Remedies.

The Notes have the Events of Default as set forth in Section 6.01 of the Indenture. If an Event of Default occurs and is continuing, then and in every such case, as provided in the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare all of the Notes then outstanding to be due and payable immediately by written notice specifying the Event of Default to the Issuer (and to the Trustee if such notice is given by the Holders). Upon any such declaration, the principal amount, and premium, if any, of, and accrued but unpaid interest to the date of declaration on, all of the Notes shall become immediately due and payable. Certain events of bankruptcy or insolvency are Events of Default and shall result in the Notes being due and payable immediately upon the occurrence of such Events of Default.

Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Notes unless it receives an indemnity satisfactory to it. Subject to certain limitations, Holders of a majority in aggregate principal amount of the Notes may direct the Trustee in its exercise of any trust or power. At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer and the Trustee, may rescind and annul any declaration of acceleration and its consequences (except a continuing Event of Default in the payment of interest on, or the principal of, the Notes) if the Issuer or the Guarantors have paid or deposited a sum of monies in an amount specified in the Indenture if the rescission would not conflict with any judgment or decree of a court of competent jurisdiction and if all existing Events of Default have been cured or waived except the non-payment of amounts of principal, premium, if any, or interest on the Notes that has become due solely by such declaration of acceleration.

15. Trustee Dealings with the Issuer.

Subject to certain limitations imposed by the Trust Indenture Act, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Issuer, any Subsidiary Guarantor or any of their Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar, co-Registrar or co-Paying Agent may do the same with like rights.

16. No Recourse Against Others.

A director, officer, employee, incorporator, stockholder, member, manager or partner of the Issuer or any Guarantor, as such, shall not have any liability for any obligations of the Issuer or any Guarantor under the Notes, the Note Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a Note, each Holder shall waive and release all such liability. The waiver and release are part of the consideration for the issue of the Notes.

The Issuer or a Guarantor shall furnish to any Holder upon written request and without charge to the Holder a copy of the Indenture. Requests may be made to:

Fraser Papers Inc.
Suite 200, BCE Place, 181 Bay Street
Toronto, Ontario
M5J 2T3

NOTE GUARANTEE

For value received, each Guarantor hereby fully and unconditionally guarantees, as principal obligor and not merely as surety, on an unsecured, senior, joint and several basis, to each Holder and to the Trustee and its successors and assigns on behalf of itself and each Holder, that (1) the principal, premium, if any, and interest on this Note will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on overdue principal of and interest on this Note, if any, if lawful, and all other monetary obligations of the Issuer under the Indenture (including obligations to the Trustee) and this Note shall be promptly paid in full or performed, all in accordance with the terms of the Indenture and this Note and (2) in case of any extension of time of payment or renewal of this Note or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise (collectively, the "Obligations"). Failing payment when due of any Obligation, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this Note Guarantee shall be a guaranty of payment and not of collection. All payments under this Note Guarantee shall be made in U.S. Dollars.

These and other additional obligations of the Guarantors to the Holder and to the Trustee pursuant to this Note Guarantee and the Indenture are expressly set forth in the Indenture to which reference is hereby made for the precise terms of such obligations.

THIS NOTE GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, each Guarantor has caused this Note Guarantee to be duly executed.

FPS Canada Inc.
Fraser Papers Holdings Inc.
Fraser Timber Limited
Fraser Papers Limited
Katahdin Services Company LLC
Fraser N.H. LLC,
as Guarantors

By:____________________________
Name:
Title:

ASSIGNMENT FORM

To assign and transfer this Note, fill in the form below:

(I) or (we) assign and transfer this Note to

____
(Insert assignee's social security or tax I.D. no.)

____
(Print or type assignee's name, address and postal code)

and irrevocably appoint ______________________________ agent to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Your Signature: ____
(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee: ____
(Participant in a recognized signature guarantee medallion program)

Date:____

Certifying Signature:___________________________________

In connection with any transfer of any Notes evidenced by this certificate occurring prior to the date that is two years after the later of the date of original issuance of such Notes and the last date, if any, on which the Notes were owned by the Issuer or any Affiliate of the Issuer, the undersigned confirms that such Notes are being transferred in accordance with the transfer restrictions set forth in such Notes and that such transfer is being made:

CHECK ONE BOX BELOW

(1) ☐ to the Issuer; or

(2) ☐ pursuant to and in compliance with Rule 144A under the U.S. Securities Act of 1933; or

(3) ☐ pursuant to and in compliance with Regulation S under the U.S. Securities Act of 1933; or

(4) ☐ pursuant to another available exemption from the registration requirements of the U.S. Securities Act of 1933; or

(5) ☐ pursuant to an effective registration statement under the U.S. Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered Holder thereof;

provided, however, that if box (2) is checked, by executing this form, the Transferor is deemed to have certified that such Notes are being transferred to a person it reasonably believes is a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act of 1933 who has received notice that such transfer is being made in reliance on Rule 144A; if box (3) is checked, by executing this form, the Transferor is deemed to have certified that such transfer is made pursuant to an offer and sale that occurred outside the United States in compliance with Regulation S under the U.S. Securities Act of 1933; and if box (4) is checked, the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Issuer reasonably requests to confirm that such transfer is being made pursuant to an exemption from or in a transaction not subject to the registration requirements of the U.S. Securities Act of 1933.

Signature: ______________________________

Signature Guarantee:

____

(Participant in a recognized signature guarantee medallion program)

Certifying Signature: ________________ Date:____________________

Signature Guarantee: ______________________________

(Participant in a recognized signature guarantee medallion program)

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note or a portion thereof repurchased pursuant to Section 4.10 or 4.12 of the Indenture, check the box: ☐

If the purchase is in part, indicate the portion (in denominations of $1,000 or an integral multiple thereof) to be purchased:

Your signature:

(Sign exactly as your name appears on the other side of this Note)

Date:

Certifying Signature: ______________________________

[Include if Global Note]

SCHEDULE A

SCHEDULE OF PRINCIPAL AMOUNT

The following decreases/increases in the principal amount of this Note have been made:

Date of Decrease/ Increase	Decrease in Principal Amount	Increase in Principal Amount	Principal Amount Following such Decrease/ Increase	Notation Made by or on Behalf of Registrar

EXHIBIT B

FORMS OF PRIVATE PLACEMENT LEGENDS

[FORM OF LEGEND FOR 144A NOTES]

THE NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), AND THIS NOTE MAY NOT BE REOFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS NOTE AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) TO THE COMPANY OF ANY OF ITS SUBSIDIARIES, (II) IN THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (III) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT, (IV) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE), (V) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (VI) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (VI) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND IN THE CASE OF CLAUSE (III), (IV) AND (VI), SUBJECT TO THE COMPANY'S AND THE TRUSTEE'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.

[FORM OF LEGEND FOR REGULATION S NOTES]

THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

EXHIBIT C
FORM OF TRANSFER CERTIFICATE FOR TRANSFER FROM 144A GLOBAL NOTE TO REGULATION S GLOBAL NOTE

(Transfers pursuant to § 2.06(b)(ii) of the Indenture)

The Bank of New York, as Registrar and U.S. Trustee
101 Barclay Street, Fl. 21W
New York, New York 10286

BNY Trust Company of Canada, as Canadian Trustee
Suite 1101, 4 King Street West
Toronto, Ontario
M

Re: 8.75% Senior Notes Due 2015 (the "Notes")

Reference is hereby made to the Indenture dated as of March 17, 2005 (the "Indenture") among Fraser Papers Inc., a corporation organized under the laws of Canada (the "Issuer"), and FPS Canada Inc., Fraser Papers Holdings Inc., Fraser Timber Limited, Fraser Papers Limited, Katahdin Services Company LLC and Fraser N.H. LLC (each a "Guarantor," and collectively the "Guarantors") and The Bank of New York (the "U.S. Trustee") and BNY Trust Company of Canada (the "Canadian Trustee"). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

This letter relates to $___________ aggregate principal amount of Notes that are held as a beneficial interest in the form of the 144A Global Note (CUSIP No. ________; ISIN No: ____________) with the Depositary in the name of ___________________ (the "Transferor"). The Transferor has requested an exchange or transfer of such beneficial interest for an equivalent beneficial interest in the Regulation S Global Note (Common Code No. ________; ISIN No. ________).

In connection with such request, and in respect of such Notes, the Transferor does hereby certify that such transfer has been effected in accordance with the transfer restrictions set forth in the Notes and:

(a) with respect to transfers made in reliance on Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), does certify that:

(i) the offer of the Notes was not made to a person in the United States;

(ii) either:

(1) at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed that the transferee was outside the United States;

(2) in the case of Rule 903, the transaction was executed in, on or through a physical trading floor of an established foreign securities exchange that is located outside the United States; or

(3) in the case of Rule 904, the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States;

(iii) no directed selling efforts have been made in the United States by the Transferor, an affiliate thereof or any person on their behalf in contravention of the requirements of Rule 903 or 904 of Regulation S, as applicable;

(iv) the transaction is not part of a plan or scheme to evade the registration requirements of the U.S. Securities Act; and

(v) the Transferor is not the Issuer, a distributor of the Notes, an affiliate of the Issuer or any such distributor (except any officer or director who is an affiliate solely by virtue of holding such position) or a person acting on behalf of any of the foregoing.

(b) with respect to transfers made in reliance on Rule 144 the Transferor certifies that the Notes are being transferred in a transaction permitted by Rule 144 under the U.S. Securities Act.

We understand that this certificate is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you, the Issuer, the Guarantors and the Trustee to produce this certificate to any interested party in such proceeding. This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer and Initial Purchasers of the Notes under the Purchase Agreement, dated March 10, 2005 with the Issuer relating to the Notes. Terms used in this certificate and not otherwise defined in the Indenture have the meanings set forth in Regulation S under the Securities Act.

[Name of Transferor]

By: ________________________

Name:

Title:

Date:

cc:

Attn:

EXHIBIT D
FORM OF TRANSFER CERTIFICATE FOR TRANSFER FROM REGULATION S GLOBAL NOTE TO 144A GLOBAL NOTE

(Transfers pursuant to § 2.06(b)(iii) of the Indenture)

The Bank of New York, as Registrar and U.S. Trustee
101 Barclay Street, Fl. 21W
New York, New York 10286

BNY Trust Company of Canada, as Canadian Trustee
Suite 1101, 4 King Street West
Toronto, Ontario
M

Re: 8.75% Senior Notes Due 2015 (the "Notes")

Reference is hereby made to the Indenture dated as of March 17, 2005 (the "Indenture") among Fraser Papers Inc., a corporation organized under the laws of Canada (the "Issuer"), and FPS Canada Inc., Fraser Papers Holdings Inc., Fraser Timber Limited, Fraser Papers Limited, Katahdin Services Company LLC and Fraser N.H. LLC (each a "Guarantor," and collectively the "Guarantors") and The Bank of New York (the "U.S. Trustee") and BNY Trust Company of Canada (the "Canadian Trustee"). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

This letter relates to $__________ aggregate principal amount of Notes that are held in the form of the Regulation S Global Note (Common Code No. _______; ISIN No. _______) in the name of ______________ (the "Transferor") to effect the transfer of the Notes in exchange for an equivalent beneficial interest in the 144A Global Note (CUSIP No. ________, ISIN No. ________).

In connection with such request, and in respect of such Notes, the Transferor does hereby certify that such Notes are being transferred in accordance with the transfer restrictions set forth in the Notes and that:

CHECK ONE BOX BELOW:

☐:• • the Transferor is relying on Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act") for exemption from such Act's registration requirements; it is transferring such Notes to a person it reasonably believes is a "qualified institutional buyer" as defined in Rule 144A that purchases for its own account, or for the account of a qualified institutional buyer, and to whom the Transferor has given notice that the transfer is made in reliance on Rule 144A and the transfer is being made in accordance with any applicable securities laws of any state of the United States; or

☐: the Transferor is relying on an exemption other than Rule 144A from the registration requirements of the Securities Act, subject to the Issuer's right prior to any such

offer, sale or transfer to require the delivery of an Opinion of Counsel, certification and/or other information satisfactory to it.

We understand that this certificate is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you, the Issuer, the Guarantors and the Trustee to produce this certificate to any interested party in such proceeding. This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer and Initial Purchasers of the Notes under the Purchase Agreement, dated March 10, 2005 with the Issuer relating to the Notes.

[Name of Transferor]

By: ________________________

Name:

Title:

Dated:

cc:

Attn:

EXHIBIT E
[FORM OF SUPPLEMENTAL INDENTURE TO BE DELIVERED BY SUBSEQUENT GUARANTORS]

SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of __________, among ____________ (the "Guaranteeing Subsidiary"), a subsidiary of Fraser Papers Inc. (or its permitted successor), Fraser Papers Inc. (the "Issuer"), a corporation organized under the laws of Delaware, and FPS Canada Inc., Fraser Papers Holdings Inc., Fraser Timber Limited, Fraser Papers Limited, Katahdin Services Company LLC and Fraser N.H. LLC (each a "Guarantor," and collectively the "Guarantors") and The Bank of New York (the "U.S. Trustee") and BNY Trust Company of Canada (the "Canadian Trustee"), under the Indenture referred to below (the "Trustees").

WITNESSETH

WHEREAS, the Issuer and the Guarantors have heretofore executed and delivered to the Trustee an indenture (the "Indenture"), dated as of March 17, 2005 providing for the issuance of 8.75% Senior Notes due 2015 (the "Notes");

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer's Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the "Note Guarantee"); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary, the Issuer, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees as follows:

(a) Along with all the Guarantors named in the Indenture, to fully and unconditionally guarantee, on an unsecured, senior, joint and several basis, to each Holder of a Note and to the Trustee and its successors and assigns on behalf of itself and each Holder, that:

(i) the principal, premium, if any, and interest on the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on overdue principal of and interest on the Notes, if any, if lawful, and all other monetary obligations of the Issuer under this Indenture (including obligations to

the Trustee) and the Notes shall be promptly paid in full or performed, all in accordance with the terms of this Supplemental Indenture and the Notes; and

(ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise (all the foregoing in clause (i) above and this clause (ii) being hereinafter collectively called the "Obligations").

(b) Failing payment when due of any Obligation, the Guaranteeing Subsidiary shall be jointly and severally obligated with the other Guarantors to pay the same immediately.

(c) This Guarantee shall be a guaranty of payment and not of collection.

(d) All payments under this Note Guarantee will be made in U.S. Dollars.

(e) Its obligations hereunder shall be as if it was the principal debtor and not merely surety, and shall be unaffected by, and irrespective of, any validity, irregularity or unenforceability of any Note or other Note Guarantee or the Indenture, any failure to enforce the provisions of any Note or other Note Guarantee or the Indenture, any waiver, modification or indulgence granted to the Issuer or a Guarantor with respect thereto by the Holders or the Trustee, or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor (except payment in full); *provided, however*, that, notwithstanding the foregoing, no such waiver, modification, indulgence or circumstance shall without the written consent of the Guaranteeing Subsidiary increase the principal amount of a Note or the interest rate thereon or change the currency of payment with respect to any Note, or alter the Stated Maturity thereof.

(f) In the event of a default in payment of principal (or premium, if any) or interest on a Note, whether at its Stated Maturity, by acceleration, purchase or otherwise, legal proceedings may be instituted by the Trustee on behalf of, or by, the Holder of such Note, subject to the terms and conditions set forth in the Indenture, directly against the Guaranteeing Subsidiary to enforce the Guaranteeing Subsidiary's Note Guarantee without first proceeding against the Issuer or any other Guarantor.

(g) The following is hereby waived: diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require that the Trustee pursue or exhaust its legal or equitable remedies against the Issuer prior to exercising its rights under the Note Guarantee (including, for the avoidance of doubt, any right which the Guaranteeing Subsidiary may have to require the seizure and sale of the

assets of the Issuer to satisfy the outstanding principal of, premium, if any, interest on or any other amount payable under each Note prior to recourse against the Guaranteeing Subsidiary or its assets), protest or notice with respect to any Note or the Indebtedness evidenced thereby and all demands whatsoever,

(h) This Note Guarantee shall not be discharged with respect to any Note except by payment in full of the principal thereof, premium, if any, and interest thereon or as otherwise provided in the Indenture, including Section 10.03 of the Indenture. If at any time any payment of principal of, premium, if any, and interest, if any, on such Note is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Issuer, the Guaranteeing Subsidiary's obligations hereunder with respect to such payment shall be reinstated as of the date of such rescission, restoration or return as though such payment had become due but had not been made at such times.

(i) It shall pay any and all costs and expenses (including reasonable attorneys' fees) incurred by the Trustee or any Holder in enforcing any rights under this Supplemental Indenture or Section 10.01 of the Indenture.

(j) The obligations of the Guaranteeing Subsidiary under its Note Guarantee are independent of its obligations guaranteed hereunder, and a separate action or actions may be brought and prosecuted by the Trustee on behalf of, or by, the Holders, subject to the terms and conditions set forth in the Indenture, against the Guaranteeing Subsidiary to enforce its Note Guarantee, irrespective of whether any action is brought against the Issuer or another Guarantor or whether the Issuer or another Guarantor is joined in any such action or actions.

(k) The Guaranteeing Subsidiary shall be subrogated to all rights of the Holders against the Issuer in respect of any amounts paid to such Holders by the Guaranteeing Subsidiary pursuant to the provisions of its Note Guarantee. The Guaranteeing Subsidiary shall not be entitled to any right of subrogation in relation to the Holders in respect of any Obligations guaranteed hereby until payment in full of all Obligations.

(l) As between itself and the other Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Section 6.02 of the Indenture for the purposes of the Subsidiary Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed thereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Section 6.02 of the Indenture, such Obligations (whether or not due and payable) shall forthwith become due and payable for the purposes of this Note Guarantee.

3. RELEASES. The Note Guarantee of the Guaranteeing Subsidiary will be automatically and unconditionally released and discharged upon any of the following:

(a) in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all the Capital Stock of the Guaranteeing Subsidiary (or the majority of the Capital Stock of the Guaranteeing Subsidiary if the Thurso Operations constitute the only properties and assets of such Guaranteeing Subsidiary) to any Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Issuer; *provided* that such sale or other disposition complies with the applicable provisions of Section 4.10 of the Indenture;

(b) upon the designation of the Guaranteeing Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture, the Guaranteeing Subsidiary shall be released and relieved of any obligations under its Note Guarantee; or

(c) solely in the case of a Note Guarantee created pursuant to Section 4.15(b) of the Indenture, upon the release or discharge of the Guarantee which resulted in the creation of the Note Guarantee of the Guaranteeing Subsidiary, except a discharge or release by or as a result of payment under such other Guarantee;

and in each such case, prior to release and discharge or such Note Guarantee, the Issuer will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that, as required by Section 12.04 of the Indenture, all conditions precedent provided for herein and in the Indenture relating to such transactions have been complied with and that such release is authorized and permitted hereunder.

The Trustee shall execute any documents reasonably requested by either the Issuer or the Guaranteeing Subsidiary in order to evidence the release of the Guaranteeing Subsidiary from its obligations under its Note Guarantee provided in accordance with the provisions of Section 4.15 and Article 10 of the Indenture.

4. LIMITATION ON MERGERS. Except as otherwise provided in Section 10.02 of the Indenture, the Guaranteeing Subsidiary may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate or amalgamate with or merge with or into (whether or not the Guaranteeing Subsidiary is the Surviving Person), another Person, other than the Issuer or another Guaranteeing Subsidiary, unless:

(a) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(b) either:

(i) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Guaranteeing Subsidiary) is organized or existing under the laws of

Canada or any province or territory thereof or the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guaranteeing Subsidiary under this Indenture and its Note Guarantee pursuant to a supplemental indenture reasonably satisfactory to the Trustee; or

(ii) such sale or other disposition or consolidation, amalgamation or merger complies with the applicable provisions of Section 4.10 of the Indenture.

In case of any such consolidation, amalgamation, merger, sale or conveyance and upon the assumption by the successor Person (where applicable), by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Note Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of the Indenture to be performed by the Guaranteeing Subsidiary, such successor Person shall succeed to and be substituted for the Guaranteeing Subsidiary with the same effect as if it had been named herein as a Guaranteeing Subsidiary. Such successor Person thereupon may cause to be signed any or all of the Note Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Issuer and delivered to the Trustee. All the Note Guarantees so issued will in all respects have the same legal rank and benefit under the Indenture as the Note Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Note Guarantees had been issued at the date of the execution hereof.

5. LIMITATION ON NOTE GUARANTEE. Pursuant to Section 10.04 of the Indenture, the Guaranteeing Subsidiary's Note Guarantee shall be limited in an amount not to exceed the maximum amount that can be guaranteed by the Guaranteeing Subsidiary without rendering such Note Guarantees, as it relates to the Guaranteeing Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer of similar laws affecting the rights of the creditors generally.

6. NOTATION NOT REQUIRED. Neither the Issuer nor the Guaranteeing Subsidiary shall be required to make a notation on the Notes to reflect the Note Guarantee or any release, termination or discharge thereof.

7. NEW YORK LAW TO GOVERN. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

8. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

9. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

10. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary, the Issuer and the Guarantors.

11. SUCCESSORS. All agreements of the Guaranteeing Subsidiary in the Indenture, this Supplemental Indenture and the Note Guarantee shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

12. NO WAIVER. Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Supplemental Indenture shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Supplemental Indenture at law, in equity, by statute or otherwise.

13. MODIFICATION. No modification, amendment or waiver of any provision of this Supplemental Indenture, nor the consent to any departure by the Guaranteeing Subsidiary therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Guaranteeing Subsidiary in any case shall entitle the Guaranteeing Subsidiary to any other or further notice or demand in the same, similar or other circumstance.

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

[name of Guaranteeing Subsidiary],
as the Guaranteeing Subsidiary

By:______________________________
Name:
Title:

Fraser Papers Inc.,
as Issuer

By:______________________________
Name:
Title:

FPS Canada Inc.,
Fraser Papers Holdings Inc.,
Fraser Timber Limited,
Fraser Papers Limited,
Katahdin Services Company LLC, and
[name of other Guarantors, if any]
Fraser N.H. LLC,
as Guarantors

By:__________________________
Name:
Title:

The Bank of New York,
as U.S. Trustee

By:__________________________
Name:
Title:

BNY Trust Company of Canada,
as Canadian Trustee

By:__________________________
Name:
Title: